SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of March 31, 2013 and for the nine-month periods ended March 31, 2013 and 2012

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Fiscal year N°: 80
Legal address: Moreno 877, 23rd floor – Ciudad Autónoma de Buenos Aires, Argentina
Company activity: Real state, agricultural, commercial and financial activities
Date of registration of the By-laws in the Public Registry of Commerce: February 19, 1937
Date of registration of last amendment of the by-laws in the Public Registry of Commerce: July 28, 2008
Expiration of Company charter: June 6, 2082
Common Stock subscribed, issued and paid up: 501,562,730 common shares.

Majority shareholder’s: Inversiones Financieras del Sur S.A.
Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay
Parent company Activity: Investment
Capital stock: 189,051,574 common shares

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,562,730	501,562,730

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2013, June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	March 31, 2013	June 30, 2012	July 1, 2011
ASSETS
Non-Current Assets
Investment properties	10	4,177,348	3,463,941	3,553,647
Property, plant and equipment	11	1,895,329	1,872,920	1,976,970
Trading properties	12	189,708	170,472	158,019
Intangible assets	13	123,211	75,077	80,457
Biological assets	14	299,166	278,208	325,864
Investments in associates and joint ventures	8, 9	1,484,146	1,500,560	1,438,855
Deferred income tax assets	24	133,840	80,674	23,914
Restricted assets	4, 23	44,442	-	-
Trade and other receivables	16	466,058	454,061	360,641
Investment in financial assets	17	618,291	626,683	426,152
Derivative financial instruments	18	25,116	18,434	60,442
Total Non-Current Assets		9,456,655	8,541,030	8,404,961
Current Assets
Trading properties	12	11,206	10,529	28,443
Biological assets	14	393,392	85,251	107,239
Inventories	15	172,818	253,447	371,268
Restricted assets	4	1,136	-	-
Trade and other receivables	16	964,913	888,064	755,542
Investment in financial assets	17	483,281	72,069	62,465
Derivative financial instruments	18	39,249	2,578	18,966
Cash and cash equivalents	19	640,502	471,922	694,552
Total Current Assets		2,706,497	1,783,860	2,038,475
TOTAL ASSETS		12,163,152	10,324,890	10,443,436
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		496,562	496,562	496,562
Treasury stock		5,001	5,001	5,001
Inflation adjustment of share capital and treasury stock		65,425	166,218	166,218
Share premium		773,079	773,079	773,079
Share warrants		106,264	106,263	106,263
Cumulative translation adjustment		12,693	(81,939)	-
Changes in non-controlling interest		(17,880)	(9,596)	-
Equity-settled compensation		10,785	4,540	1,012
Legal reserve		46,835	42,922	32,293
Other reserves		337,065	389,202	320,064
Retained earnings		780,504	666,611	829,207
Equity attributable to equity holders of the parent		2,616,333	2,558,863	2,729,699
Non-controlling interest		2,393,296	2,132,648	2,480,379
TOTAL SHAREHOLDERS EQUITY		5,009,629	4,691,511	5,210,078

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position (Continued)
as of March 31, 2013, June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		March 31, 2013	June 30, 2012	July 1, 2011
LIABILITIES
Non-Current Liabilities
Trade and other payables	20	206,014	168,860	155,726
Borrowings	23	3,817,753	2,770,087	2,056,244
Deferred income tax liabilities	24	544,525	630,011	769,941
Derivative financial instruments	18	216	22,859	-
Payroll and social security liabilities	21	737	783	635
Provisions	22	56,443	22,553	14,939
Total Non-Current Liabilities		4,625,688	3,615,153	2,997,485
Current Liabilities
Trade and other payables	20	917,678	596,542	588,311
Income tax liabilities		76,302	108,190	72,606
Payroll and social security liabilities	21	90,344	103,919	81,085
Borrowings	23	1,410,298	1,187,082	1,479,803
Derivative financial instruments	18	18,359	18,558	8,353
Provisions	22	14,854	3,935	5,715
Total Current Liabilities		2,527,835	2,018,226	2,235,873
TOTAL LIABILITIES		7,153,523	5,633,379	5,233,358
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		12,163,152	10,324,890	10,443,436

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
 for the nine and three-month periods beginning on July 1, 2012 and 2011 and January 1, 2013 and 2012, respectively and ended March 31, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	2013	2012	2013	2012
Revenues	26	2,349,857	2,032,320	738,666	577,315
Costs	27	(2,125,924)	(1,667,977)	(697,796)	(524,703)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest		733,526	462,641	274,097	225,825
Changes in net realizable value of agricultural produce after harvest		7,044	(13,311)	233	(2,049)
Gross Profit		964,503	813,673	315,200	276,388
Gain from disposal of investment properties		61,475	42,737	7,797	18,010
Gain from disposal of farmlands		53,988	27,762	-	-
General and administrative expenses	28	(250,741)	(219,649)	(76,024)	(75,198)
Selling expenses	28	(172,289)	(130,423)	(48,610)	(43,961)
Management fees		(9,388)	(7,458)	(2,637)	(2,846)
Other operating results	30	105,686	(28,826)	584	(38,606)
Profit from operations		753,234	497,816	196,310	133,787
Share of profit / (loss) of associates and joint ventures	8, 9	14,721	12,260	2,175	2,194
Profit from operations before financing and taxation		767,955	510,076	198,485	135,981
Finance income	31	365,323	174,444	181,259	88,064
Finance cost	31	(845,478)	(549,780)	(297,992)	(135,266)
Financial results, net	31	(480,155)	(375,336)	(116,733)	(47,202)
Profit before income tax		287,800	134,740	81,752	88,779
Income tax expense	24	(24,606)	(41,581)	4,724	(18,941)
Profit for the period		263,194	93,159	86,476	69,838

Attributable to:
Equity holders of the parent		84,491	3,117	23,731	23,828
Non-controlling interest		178,703	90,042	62,745	46,010

Profit per share attributable to equity holders of the parent during the period:
Basic		0.17	0.01	0.05	0.05
Diluted		0.15	0.01	0.04	0.04

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1, 2012 and 2011 and January 1, 2013 and 2012, respectively and ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Nine months		Three months
	2013	2012	2013	2012
Profit for the period	263,194	93,159	86,476	69,838
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	224,082	(136,051)	102,085	52,217
Other comprehensive income / (Loss) for the period (i)	224,082	(136,051)	102,085	52,217
Total comprehensive income / (Loss) for the period	487,276	(42,892)	188,561	122,055

Attributable to:
Equity holders of the parent	187,454	(39,207)	70,147	53,503
Non-controlling interest	299,822	(3,685)	118,414	68,552

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock	Share premium	Share warrants	Subtotal	Change in non-controlling interest	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Others reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance at July 1, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(9,596)	(81,939)	4,540	42,922	389,202	666,611	2,558,863	2,132,648	4,691,511
Profit for the period	-	-	-	-		-	-	-	-	-	-	84,491	84,491	178,703	263,194
Others comprehensive income for the period	-	-	-	-		-	-	102,963	-	-	-	-	102,963	121,119	224,082
Total comprehensive income for the period	-	-	-	-		-	-	102,963	-	-	-	84,491	187,454	299,822	487,276
Regular Shareholders Meeting held on 10/31/12:
- Legal reserve	-	-	-	-	-	-	-	-	-	3,913		(3,913)	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	(52,137)	52,137	-	-	-
- Appropriation of retained earnings	-	-	(100,793)	-	-	(100,793)	-	-	-	-	-	100,793	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(120,000)	(120,000)	(79,583)	(199,583)
Acquisition of non-controlling interest	-	-	-	-	-	-	(8,284)	-	-	-	-	-	(8,284)	(28,009)	(36,295)
Acquisition of interest in subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	102,723	102,723
Equity-settled compensation	-	-	-	-	-	-	-	-	6,245	-	-	-	6,245	3,475	9,720
Exercise of warrants	-	-	-	-	1	1	-	-	-	-	-	-	1	-	1
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	385	385	240	625
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(8,331)	-	-	-	-	(8,331)	(4,584)	(12,915)
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	6,092	6,092
Conversion of notes	-	-	-	-	-	-	-	-	-	-	-	-	-	126	126
Capital distribution	-	-	-	-		-	-	-	-	-	-	-	-	(39,654)	(39,654)
Balance at March 31, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(17,880)	12,693	10,785	46,835	337,065	780,504	2,616,333	2,393,296	5,009,629

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interest	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance at July 1, 2011	496,562	5,001	166,218	773,079	106,263	1,547,123	-	-	1,012	32,293	320,064	829,207	2,729,699	2,480,379	5,210,078
Loss (Gain) for the period	-	-	-	-	-	-	-	-	-	-	-	3,117	3,117	90,042	93,159
Others comprehensive loss for the period	-	-	-	-	-	-	-	(42,324)	-	-	-	-	(42,324)	(93,727)	(136,051)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(42,324)	-	-	-	3,117	(39,207)	(3,685)	(42,892)
Acquisition of interest in subsidiaries	-	-	-	-	-	-	(16,840)	-	-	-	-	-	(16,840)	(154,162)	(171,002)
Distribution of dividends of subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(63,800)	(63,800)	(78,568)	(142,368)
Reimbursement expired dividends	-	-	-	-	-	-	-	-	-	-	-	2,301	2,301	169	2,470
Equity-settled compensation	-	-	-	-	-	-	-	-	3,509	-	-	-	3,509	1,089	4,598
Legal Reserve	-	-	-	-	-	-	-	-	-	10,629	-	(10,629)	-	-	-
Reserve for new developments	-	-	-	-	-	-	-	-	-	-	69,138	(69,138)	-	-	-
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	63,086	63,086
Balance at March 31, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(16,840)	(42,324)	4,521	42,922	389,202	691,058	2,615,662	2,308,308	4,923,970

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	March 31, 2013	March 31, 2012
Operating activities:
Cash generated from operations	19	649,210	620,222
Income tax paid		(193,345)	(133,284)
Net cash generated from operating activities		455,865	486,938
Investing activities:
Acquisition of subsidiaries, net of cash acquired		(117,874)	(6,378)
Acquisition of associates and joint ventures		(32,024)	(157,089)
Capital contribution to associates and joint ventures		(39,925)	-
Purchases of investment properties		(159,010)	(42,709)
Proceeds from sale of investment properties		93,836	52,827
Purchases of property, plant and equipment		(90,899)	(126,682)
Suppliers advances		(39,554)	(9,130)
Proceeds from sale of property, plant and equipment		5,703	-
Proceeds from sale of farmlands		175,800	29,409
Purchases of intangible assets		(1,184)	(1,363)
Purchases of Investment in financial assets		(629,823)	(78,422)
Proceeds from disposals of Investment in financial assets		437,662	-
Loans granted to associates and joint ventures		(19,058)	(30,550)
Loans repayments received from associates and joint ventures		831	12,603
Interest received ……………………………		5,300	-
Dividends received		52,662	8,767
Net cash used in investing activities		(357,557)	(348,717)
Financing activities:
Proceeds from issuance of non-convertible bonds, net of expenses		634,597	541,904
Payment of non-convertible bonds net		(223,197)	(82,712)
Borrowings		662,179	425,421
Repayments of borrowings		(555,537)	(599,252)
Borrowings from associates and joint ventures		59,147	-
Payments of borrowings from associates and joint ventures		-	(14,805)
Proceeds from warrants		1	-
Payment of seller financing		(17,919)	(84,594)
Acquisition of non-controlling interest in subsidiaries		(36,301)	(144,847)
Payments of purchase of non-controlling interest		(4,460)	-
Dividend paid		(117,099)	(151,128)
Reimbursement of dividends		-	6,937
Contributions from non-controlling interest		6,092	71,453
Capital reduction of subsidiaries		(39,654)	-
Interest paid		(304,210)	(268,900)
Net cash generated from (used in) financing activities		63,639	(300,523)
Net increase (decrease) in cash and cash equivalents		161,947	(162,302)
Cash and cash equivalents at beginning of period	19	471,922	694,552
Foreign exchange gain on cash and cash equivalents		6,633	(19,137)
Cash and cash equivalents at end of period		640,502	513,113

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President II acting as President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information

1.1	The Group’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group. See Note 1.3 of Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011 for a description of the Group’s companies.

As of March 31, 2013, the Group operates in two major lines of business: (i) Agricultural business, (ii) Investment and Development Properties business. See Note 6 of Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011 for a description of the Group’s segments.

The Group’s Agricultural business operations are comprised of crop production, cattle feeding, raising and fattening, milk production, sugarcane production and brokerage activities. The Group’s Agro-industrial business operations are conducted through its subsidiary, Cactus Argentina S.A., and are engaged in cattle feeding services in specialized feedlots primarily for third parties. Feedlots provide accommodation, health care and animal feeding services based on specialized diets. Cactus also uses the feedlot to finish own cattle prior to slaughter in owned slaughtering houses. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

The business line known as urban property and investments also includes the Group’s financial transactions. The Group’s Investment and Development Properties business operations are conducted primarily through its subsidiary IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA, the Group primarily owns, manages and develops shopping centers across Argentina. APSA has also a direct 20% stake in a credit card company. Through IRSA, the Group primarily owns, manages and develops a portfolio of office and other rental properties in Buenos Aires, the capital of Argentina. Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information (Continued)

In 2009, IRSA entered into the US real estate market, mainly through the acquisition of non-controlling interests in US assets, primarily office properties and hotel investments.

The Group’s financial transactions and transactions in other businesses are carried out mainly through its subsidiary IRSA and through APSA, which is IRSA’s main subsidiary. IRSA has also a 29.77% interest (without considering treasury shares) in Banco Hipotecario S.A. (“BHSA”). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange. Additionally, APSA holds a participating interest of 20% in Tarshop S.A. (“Tarshop”), whose main business comprises extending loans and credit cards.

Cresud’s and APSA’s shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). IRSA´s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”).

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These consolidated financial statements have been approved for issue by the Board of Directors on May 17, 2013.

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”)

2.1.	Basis of preparation and transition to IFRS

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Group is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being the current financial statements the first interim financial statements for a nine-month periods prepared under IFRS. Consequently, The Group’s transition date for the adoption of IFRS is July 1, 2011. This transition date has been selected in accordance with IFRS 1, “First-time adoption of International Financial Reporting Standards”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The Unaudited Condensed Interim Consolidated Financial Statements of the Group for the nine-month periods ended March 31, 2013 and 2012 have been prepared in accordance with IAS 34 “Interim Financial Reporting” and IAS 1 “First-time Adoption of International Financial Reporting Standards”. The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with the accounting policies that the Group expects to adopt in its annual consolidated financial statements as of June 30, 2013. The accounting policies are based on IFRSs issued by the IASB and the interpretations issued by the IFRS Interpretation Committee that the Group expects to become applicable on such date.

The consolidated financial statements of the Group were prepared in accordance with the Argentine accounting standards (Argentine GAAP) in force, which differ from IFRS in some areas. To prepare these Condensed Interim Consolidated Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine accounting standards in order to comply with the IFRS.

Comparative figures and the corresponding as of the transition date (July 1, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity figures of consolidated financial statements prepared in accordance with the Argentine GAPP on the transition date (July 1, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (March 31, 2012) and the statement of income and other comprehensive income figures for the fiscal year ended as of June 30, 2012 and for the nine-month period ended as of March 31, 2012, and those presented in accordance with the IFRS in these condensed consolidated interim financial statements, as well as the effects of the adjustments to cash flow.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual financial statements of the Group as of June 30, 2012 prepared in accordance with Argentine GAAP in force. The Unaudited Condensed Interim Consolidated Financial Statement as of September 30, 2012, includes an Exhibit (“Exhibit I”) which presents additional information as of June 30, 2012 and July 1, 2011 under the IFRS which is considered necessary to understand these Condensed Interim Consolidated Financial Statements. Therefore, these Unaudited Condensed Interim Consolidated Financial Statements should be read together with the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012. Figures corresponding to Statement of Financial Position, Statement of Income, Statement of Changes in Shareholders’ Equity and Statement of Cash Flow under the IFRS for the fiscal year ended as of June 30, 2012 for the nine and three month ended as of March 31, 2012, and figures corresponding to Statement of Financial Position as of July 1, 2011 are detailed in Note 2.4 of the following Unaudited Condensed Interim Separate Financial Statements. These Unaudited Condensed Interim Separate Financial Statements are expressed in thousands of Argentine Pesos.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The Condensed Interim Consolidated Financial Statements corresponding to the nine-month periods ended as of March 31, 2013 and 2012 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. Results for the nine-month periods ended as of March 31, 2013 and 2012 do not necessarily reflect proportionally the Group’s results for the complete fiscal years.

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the Argentine Federation of Professional Councils of Economic Science (as per its Spanish acronym “FACPCE”) and Resolutions of the CNV. IAS 1 “Presentation of Financial Statements” requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRS has resulted in the Group changing the format of its statement of income, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2.	IFRS optional exemptions

As a general rule, the Group is required to establish its IFRS accounting policies for the year ended as of June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions afforded by IFRS 1 “First-time adoption of International Financial Reporting Standards” as further described below:

Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3 “Business combinations” prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Group elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

Exemption for deemed cost

IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The Group elected to measure certain items of property, plant and equipment and investment property at price-adjusted values as at July 1, 2011.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Group adopted a cost-based policy for all of its assets. As such, the Group used the previous fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment property and property, plant and equipment (primarily shopping centers, and office buildings) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16 “Property, plant and equipment”.

Exemption for cumulative translation/differences

IFRS 1 allows cumulative translation differences to be reset to zero on the transition date. This provides relief from determining accumulated exchange differences in accordance with IAS 21 “The effects of changes in foreign exchange rates”, from the moment a subsidiary or equity method investee was formed or acquired. The Group chose to reset all cumulative translation/differences to zero on the transition date.

Exemption for compound financial instruments

IFRS 1 provides that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Group elected not to restate convertible debt instruments that were not outstanding at the date of transition.

Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at transition date under previous GAAP. The Group elected to apply the provisions of IAS 23 “Borrowing costs” prospectively from the date of transition.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exemption for assets and liabilities of subsidiaries

In accordance with IFRS 1, if a parent company adopts IFRS subsequent to its subsidiary, associate or joint venture adopting IFRS, the assets and liabilities of the subsidiary, associate or joint venture are to be included in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes for the Group’s accounting policies upon consolidation, as applicable. The Group’s associates, Tarshop S.A. and Banco Hipotecario S.A., adopted IFRS in the fiscal year ended March 31, 2013. The Group´s joint venture, Cresca, adopted the IFRSs for the fiscal year ended March 31, 2013.

Exemption for share-based payments

IFRS 2 – “Share Based Payments” applies to situations where an entity grants shares or share options to employees or to other parties providing goods and services and requires these payments to be recognized as an expense in the entity’s financial statements. A first time adopter is encouraged to apply IFRS 2 retrospectively. However, an entity may elect not to retrospectively apply IFRS 2 to equity instruments (equity settled transactions) granted on or before November 7, 2002. Similarly, while IFRS 1 encourages a first time adopter to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and that vested before the later of (i) the date of transition and (ii) January 1, 2005, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments. However, a first time adopter can only elect to retrospectively apply IFRS 2 to such equity instruments if it had previously disclosed publicly the fair value of those equity instruments, determined at the measurement date.

Based on this exemption, the Group did not apply IFRS 2 to equity instruments granted after November 7, 2002 and vested prior to transition date, i.e. July 1, 2011, as the fair value of those equity instruments had not been publicly disclosed.

The Group has not used other optional exemptions of IFRS 1.

2.3.	IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the transition from Argentine GAAP to IFRS:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Exception for estimates

IFRS estimates as at July 1, 2011 are consistent with the estimates as at the same date made in conformity with Argentine GAAP. Therefore the estimates made by the Group under previous GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Exception for non-controlling interests

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under previous GAAP, the Group accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income. The Group did not restate these acquisitions prior to transition date.

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Group recognized any non-controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Group.

2.4.	Reconciliations of Argentine GAAP to IFRS

In accordance with the requirements of Technical Resolution No. 26 and No. 29 of FACPCE., set out below are the reconciliations of shareholders’ equity from Argentine GAAP to IFRS as of June 30, 2012, March 31, 2012 and July 1, 2011, and the reconciliations of income, comprehensive income and cash flows for the year ended as of June 30, 2012 and for the nine-month period ended March 31, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Group for the financial statements as of and for the year ended June 30, 2013. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

The first reconciliation provides an overview of the impact on equity of the transition at July 1, 2011, at March 31, 2012 and June 30, 2012 (Note 2.4.1). The second reconciliation provides an overview of the impact on income for the nine-month period ended as of March 31, 2012 and for the fiscal year ended as of June 30, 2012 (Note 2.4.2). The third reconciliation provides an overview of the impact on comprehensive income for the nine-month period ended as of March 31, 2012 and for the fiscal year ended as of June 30, 2012 (Note 2.4.3).

2.4.1.	Summary of equity

		July 1, 2011	March 31, 2012	June 30, 2012
Total shareholders’ equity under Argentine GAAP attributable to CRESUD		2,101,681	2,078,351	2,063,281
Revenue recognition – “scheduled rent increases”	(a)	51,991	71,857	78,479
Revenue recognition – “commissions”	(b)	(35,447)	(42,306)	(44,446)
Biological assets and agriculture produce at the point of harvest	(c)	58,727	29,849	38,517
Inventories	(d)	(6,745)	(5,095)	(5,378)
Trading properties	(e)	(29,315)	(17,542)	(18,946)
Pre-operating and organization expenses	(f)	(22,771)	(18,828)	(22,767)
Goodwill	(g)	770,752	724,384	709,368
Non-current investments – financial assets	(h)	151,411	156,525	138,204
Initial direct costs of operating leases	(i)	698	979	946
Tenant deposits	(j)	114	259	329
Commodity linked debt	(k)	97	(118)	72
Impairment of financial assets	(l)	(2,088)	(1,378)	(519)
Present value accounting - tax credits	(m)	14,644	9,136	10,931
Investments in associates	(n)	(56,224)	(152,859)	(151,873)
Investments in joint ventures	(o)	(16,496)	(11,138)	(11,271)
Acquisition of non-controlling interest	(p)	-	(12,263)	(46,320)
Amortization of borrowing costs capitalized	(r)	110	673	384
Settlement of BrasilAgro warrants	(s)	-	-	(2,706)
Deferred income tax	(u)	(33,917)	(35,117)	(35,550)
Non-controlling interest on adjustments above	(v)	(217,523)	(159,707)	(141,872)
Subtotal shareholders’ equity under IFRS attributable to CRESUD		2,729,699	2,615,662	2,558,863
Non-controlling interest		2,480,379	2,308,308	2,132,648
Total shareholders’ equity under IFRS		5,210,078	4,923,970	4,691,511

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.4.2.	Summary of profit

		Nine months	Three months
		March 31, 2013	March 31, 2012	June 30, 2012
Profit under Argentine GAAP attributable to CRESUD		74,306	27,583	78,263
Revenue recognition – “scheduled rent increases”	(a)	19,866	6,622	26,488
Revenue recognition – “commissions”	(b)	(6,859)	(2,782)	(8,999)
Biological assets and agriculture produce at the point of harvest	(c)	(27,597)	10,891	(17,001)
Inventories	(d)	1,651	1,452	1,367
Trading properties	(e)	11,772	19,764	10,369
Pre-operating and organization expenses	(f)	3,942	1,928	4
Goodwill	(g)	(45,666)	(26,578)	(60,428)
Non-current investments – financial assets	(h)	5,115	42,854	(13,207)
Initial direct cost of operating leases	(i)	281	87	248
Tenants Deposits	(j)	145	43	215
Commodity linked debt	(k)	(215)	(219)	(25)
Impairment of financial assets	(l)	710	947	1,569
Present value accounting - tax credits	(m)	(5,508)	(2,589)	(3,713)
Investments in associates	(n)	(70,457)	(35,776)	(89,567)
Investments in joint ventures	(o)	5,358	5,053	5,225
Acquisition of non-controlling interest	(p)	(22,874)	(153)	(26,383)
Disposal of non-controlling interest	(q)	2,690	-	2,690
Amortization of borrowing costs capitalized	(r)	562	(9)	274
Currency translation adjustments	(t)	18,808	6,107	32,518
Deferred income tax	(u)	(1,762)	(18,375)	(2,178)
Non-controlling interest on adjustments above	(v)	38,849	(13,022)	40,942
Subtotal (loss) profit under IFRS attributable to CRESUD		3,117	23,828	(21,329)
Non-controlling interest		90,042	46,014	53,424
Total Profit under IFRS		93,159	69,842	32,095

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.4.3.	Summary of other comprehensive income
		Nine months	Three months
		March 31, 2013	March 31, 2012	June 30, 2012
Other comprehensive (loss) income under Argentine GAAP attributable to CRESUD		(29,884)	33,216	(58,692)
Biological assets and agriculture produce at the point of harvest	(c)	(1,280)	(486)	(3,209)
Goodwill	(g)	(701)	263	(956)
Investments in associates	(n)	(3,212)	(1,199)	(6,082)
Currency translation adjustment	(t)	(18,808)	(6,107)	(32,518)
Deferred income tax	(u)	561	136	544
Non-controlling interest on adjustments above	(v)	11,000	3,852	18,974
Other comprehensive (loss) income under IFRS attributable to CRESUD		(42,324)	29,675	(81,939)
Non-controlling interest		(93,727)	22,542	(141,581)
Total Other comprehensive (loss) income under IFRS		(136,051)	52,217	(223,520)

2.4.4.	Reconciliation of cash flows for the nine-month period ended March 31, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Group has made the following reclassification between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

(a)	Operating activities

Cash generated from operating activities under Argentine GAAP	588,076
Proceeds from sale of investment properties and property, plant and equipment	(76,701)
Deconsolidation of joint ventures	(12,597)
Foreign exchange Gain on cash and cash equivalents	(11,840)
Cash generated from operating activities under IFRS	486,938

(b)	Investing activities

Cash used in investing activities under Argentine GAAP	(576,257)
Acquisition of non-controlling interest in subsidiaries	144,847
Proceeds from sale of investment properties and property, plant and equipment	76,701
Deconsolidation of joint ventures	5,992
Cash used in investing activities under IFRS	(348,717)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(c)	Financing activities

Cash generated from financing activities under Argentine GAAP	(150,379)
Acquisition of non-controlling interest in subsidiaries	(144,847)
Deconsolidation of joint ventures	(5,297)
Cash used in financing activities under IFRS	(300,523)

(d)	Net increase in cash and cash equivalents

Net decrease in cash and cash equivalents under Argentine GAAP	(138,560)
Foreign exchange gain on cash and cash equivalents	(11,840)
Deconsolidation of joint ventures	(11,902)
Net decrease in cash and cash equivalents under IFRS	(162,302)

2.4.5.	Reconciliation of cash flows for the year ended June 30, 2012

(a)	Operating activities

Cash generated from operating activities under Argentine GAAP	857,038
Proceeds from sale of property, plant and equipment	(146,706)
Deconsolidation of joint ventures	(21,554)
Foreign exchange gain on cash and cash equivalents	5,361
Cash generated from operating activities under IFRS	694,139

(b)	Investing activities

Cash used in investing activities under Argentine GAAP	(728,777)
Acquisition of non-controlling interest in subsidiaries	202,449
Proceeds from sale of property, plant and equipment	146,706
Deconsolidation of joint ventures	1,027
Cash used in investing activities under IFRS	(378,595)

(c)	Financing activities

Cash used in financing activities under Argentine GAAP	(283,974)
Acquisition of non-controlling interest in subsidiaries	(202,449)
Deconsolidation of joint ventures	7,482
Cash used in financing activities under IFRS	(478,941)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(d)	Net decrease in cash and cash equivalents

Net decrease in cash and cash equivalents under Argentine GAAP	(155,713)
Foreign exchange gain on cash and cash equivalents	5,361
Deconsolidation of joint ventures	(13,045)
Net decrease in cash and cash equivalents under IFRS	(163,397)

2.4.6. Presentation reclassifications affecting the statement of cash flows for the nine-month period ended as of March 31, 2012 and for the year ended as of June 30, 2012

Pursuant to Argentine GAAP, the Group proportionally consolidated the joint ventures’ accounts. Consequently, a difference is generated between the amount of cash and cash equivalents reported in the main statement of cash flows under the Argentine GAAP and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

On the other hand, under the Argentine GAAP, the effect of exchange rate changes on cash and cash equivalents were disclosed as operating activities and not by presenting a fourth cash flow statement category as required by the IFRSs.

Additionally, pursuant to Argentine GAAP, proceeds from disposal of property, plant and equipment (including properties classified as investment properties under IFRS, were reported as operating activities. In accordance with IFRS, proceeds from disposal of investment properties and property, plant and equipment are reported as investing activities.

Finally, pursuant to Argentine GAAP, acquisition of non-controlling interest was reported as investing activities, whereas, in accordance with IFRS, it must be reported as cash flows from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statement of cash flow prepared.

2.4.7. Explanation of the transition to IFRS

Argentine GAAP differs in certain significant respects from IFRS. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as further described below:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(a)	Revenue recognition – “scheduled rent increases”

Argentine GAAP – Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS – The Group applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

As a result, the Group recognized a receivable for rent averaging of Ps. 52.0 million, Ps. 71.9 million and Ps. 78.5 million in the line item “Trade and other receivables” as at July 1, 2011, March 31, 2012 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012 an amount of Ps. 52.0 million was recognized against retained earnings and a gain of Ps. 19.9 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 52.0 million was recognized against retained earnings and an amount of Ps. 26.5 million was recognized in the statement of income.

(b)	Revenue recognition – “letting fees”

Argentine GAAP – The Group does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Group acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Group) have signed the related lease contract.

IFRS – The Group considers that in these circumstances payments received from tenants for "letting fees" are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, payments received from tenants for “letting fees” of Ps. 35.4 million, Ps. 42.3 million and Ps. 44.4 million were deferred in the line item “Trade and other payables” as at July 1, 2011, March 31, 2012 and as at June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012 an amount of Ps. 35.4 million was recognized against retained earnings and a loss of Ps. 6.9 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 35.4 million was recognized against retained earnings and a loss of Ps. 9.0 million was recognized in the statement of income.

(c)	Biological assets and agriculture produce at the point of harvest

Argentine GAAP – Technical Resolution No. 22 “Agriculture activities” establishes a hierarchy for the valuation of biological assets. The Group has several classes of biological assets.

Biological assets in the form of unharvested crops are measured at replacement cost less any impairment losses. Biological assets in the form of livestock held for sale or for meat production are measured at net realizable value. Biological assets in the form of breeding or dairy cattle are measured at replacement cost. Tree plantations are measured at cost. Argentine GAAP does not prescribe a separate measurement for agriculture produce at the point of harvest.

IFRS – The Group applied IAS 41 “Agriculture”. Under IAS 41, biological assets and agriculture produce at the point of harvest are measured at fair value less costs to sell on initial recognition and at each statement of financial position date, except where fair value cannot be reliably measured. Cost approximates fair value when little or no biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material. Changes in fair value less cost to sell are charged to income as incurred.

As a result, the Group adjusted all of its biological assets on the statement of financial position at fair value less costs to sell for an amount of Ps. 58.7 million, Ps. 29.8 million and Ps. 38.5 million as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012, the Group recognized (i) a loss of Ps. 27.6 million in the statement of income, (ii) an amount of Ps. 1.3 million against “Exchange differences on translating foreign operations” in statement of comprehensive income, and (iii) the remaining amount of Ps. 58.7 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized: (i) a loss of Ps. 17.0 million in the statement of income, (ii) an amount of Ps. 3.2 million against “Exchange differences on translating foreign operations” in statement of comprehensive income, and (iii) the remaining amount of Ps. 58.7 million against retained earnings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(d)	Inventories

Argentine GAAP – Inventories, primarily agricultural supplies, are valued at replacement cost. Changes in replacement cost are charged to income as incurred and disclosed on the face of the income statement in the line item titled “Unrealized gain on inventories”. In addition, harvested crops for the Group’s operations in Bolivia are measured at net realizable value, with the change in carrying amount recognized in profit or loss.

IFRS - Consumable supplies are measured at the lower of cost or net realizable value. The cost of consumable supplies is determined using the weighted average method. The cost of hotel inventories is determined using the method first in–first out. In addition, harvested crops for the Group’s operations in Bolivia are measured at the lower of cost or net realizable value because there is no an active market.

As a result, the Group reduced inventories by Ps. 6.7 million, Ps. 5.1 million and Ps. 5.4 million as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012, the Group recognized: a gain of an amount of Ps. 1.6 million in the statement of income and the remaining amount of Ps. 6.7 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized a gain for an amount of Ps. 1.3 million in the statement of income and the remaining amount of Ps. 6.7 million against retained earnings.

(e)	Trading properties

Argentine GAAP – Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed.

IFRS – Trading properties are measured at the lower of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts (transfer of title deed). For conditional exchanges, sales are recognized when these conditions are satisfied.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, the Group eliminated the effect of inflation adjustment on trading properties for an amount of Ps.12.9 million, Ps. 9.3 million and Ps. 9.4 million as at July 1, 2011, March 31, 2012 and June 30, 2012. As of July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012 an amount of Ps. 12.9 million was recognized against retained earnings and a gain of Ps. 3.6 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 12.9 million was recognized against retained earnings and an amount of Ps. 3.5 million was recognized in the statement of income.

On the other hand, the Group adjusted the revaluation of trading properties due to property contracts exchanged prior year-end and for which title had not been transferred as of that date, for an amount of Ps. 16.4 million, Ps. 8.2 million and Ps. 9.5 million as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012, the Group recognized: a gain for an amount of Ps. 8.2 million in the statement of income and the remaining amount of Ps. 16.4 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized an amount of Ps. 6.9 million in the statement of income and the remaining amount of Ps. 16.4 million against retained earnings.

(f)	Pre-operating and organization expenses

Argentine GAAP – Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

IFRS – IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investment properties, trading properties or the formation of intangible assets and are immediately recognized as expenses.

As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP for an amount of Ps. 22.8 million, Ps. 18.8 million and Ps. 22.8 million, as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively, were derecognized under IFRS. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012, the Group recognized: a gain for an amount of Ps. 4.0 million in the statement of income and the remaining amount of Ps. 22.8 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized an amount of Ps. 0.01 million in the statement of income and the remaining amount of Ps. 22.8 million against retained earnings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(g)	Goodwill

Goodwill

Argentine GAAP – The Group accounted for acquisitions of businesses and non-controlling interests under the acquisition method of accounting. Under the acquisition method of accounting, the Group allocated the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS – As noted in Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.3., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests.

Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date totaling Ps. 29.1 million. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under IFRS.

Negative goodwill

Argentine GAAP – Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest was lower than the carrying amount of the acquired assets and assumed liabilities, the Group recognized such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortized it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's share in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position and amortizes it over the period considered to justify negative goodwill not exceeding 20 years.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – As noted in Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.3., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of negative goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor’s share in the net fair values of the associates and/ or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

As a result, the balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS.

The Group adjusted the value of such goodwill for an amount of Ps. 770.8 million, Ps. 724.4 million and Ps. 709.4 million as of July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012, the Group recognized: (i) a loss of Ps. 45.7 million in the statement of income, (ii) an amount of Ps. 0.7 million against “Exchange differences on translating foreign operations” in the statement of comprehensive income, and (iii) the remaining amount of Ps. 770.8 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized (i) a loss of Ps. 60.4 million in the statement of income, (ii) an amount of Ps. 1.0 million against “Exchange differences on translating foreign operations” in the statement of comprehensive income, and (iii) the remaining amount of Ps. 770.8 million against retained earnings.

(h)	Non-current investments – financial assets

Argentine GAAP – The Group holds investments in quoted equity securities with readily determinable fair values, namely TGLT S.A. and Hersha Hospitality Trust and Supertel. Under Argentine GAAP, these investments were carried at acquisition cost since they are not held for the purpose of trading in the short term.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – Under IFRS 9, all equity investments are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Group has elected to recognize changes in the fair value of these equity securities in the statement of income. Therefore, changes in fair value of all equity instruments held by the Company are recognized in the statement of income.

As a result, the Group adjusted the value of these equity securities to fair value by Ps. 151.4 million, Ps. 156.5 million and Ps. 138.2 million as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012 an amount of Ps. 151.4 million was recognized against retained earnings and a gain of Ps. 5.1 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 151.4 million was recognized against retained earnings and a loss for an amount of Ps. 13.2 million was recognized in the statement of income.

(i)	Initial direct costs on operating leases

Argentine GAAP – Under Argentine GAAP, certain initial direct costs (i.e. legal, commissions and other fees) paid to third parties for arranging a lease (when the Group is a lessor) are recognized as an immediate expense when incurred.

IFRS – Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

As a result, Ps. 0.7 million, Ps. 1.0 million and Ps. 0.9 million, as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively, were added to investment property. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012 an amount of Ps. 0.7 million was recognized against retained earnings and a gain of Ps. 0.3 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 0.7 million was recognized against retained earnings and an amount of Ps. 0.2 million was recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(j)	Tenant deposits

Argentine GAAP – The Group obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposits generally range from one to three months of lease rentals. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

IFRS - Tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (deferred income). The deposits are subsequently measured at amortized cost, and deferred income is amortized under the straight line method over the lease term.

As a result, the Group adjusted the financial liability from tenant deposits within trade and other payables for an amount of Ps. 0.1 million, Ps. 0.3 million and Ps. 0.3 million as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012, the Group recognized: a gain of Ps. 0.2 million in the statement of income and the remaining amount of Ps. 0.1 million against retained earnings. For the year ended as of June 30, 2012, the Group recognized a gain of Ps. 0.2 million in the statement of income and the remaining amount of Ps. 0.1 million against retained earnings.

(k)	Commodity linked debt

Argentine GAAP – Under Argentine GAAP, there is no requirement to separate embedded derivatives from host contracts and account for them as derivatives. Borrowings are valued based on the best estimate of the discounted value of the amounts expected to be paid, using the interest rate effective at the time of the initial measurement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – IFRS 9 requires that an embedded derivative should be separated from the host contract and accounted for as a derivative if certain conditions are met. On September 7, 2011, the Group issued Class VIII NCN which are denominated in US$ for a nominal amount of US$ 2.1 million. Class VII notes accrue interest at a floor rate of 4% plus a premium factor equivalent to 40% of the increase in the price of soy during the period from March 2011 to March 2013. Under IFRS, the commodity-indexed feature is an embedded derivative that is not clearly and closely related to the debt host instrument because the risks inherent in the derivative (price of soy) and the host are dissimilar. Therefore, the Group separated the commodity-indexed feature and classified it as a derivative liability. The Group measured the carrying value of the debt host contract at initial recognition as the difference between the consideration received and the fair value of the embedded derivative. Subsequently, the Group measured the host foreign-currency debt at amortized cost using the effective interest rate method and then retranslated it at each reporting date using the closing US$/Peso exchange rate. The Group recognized changes in the fair value of the embedded derivative in profit or loss for the period / year.

As a result, the Group adjusted borrowings for an amount of Ps. 0.1 million, Ps. 0.2 million and Ps. 0.1 million as at July 1, 2011, March 31, 2012 and June 30, 2012. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012 an amount of Ps. 0.03 million was recognized against retained earnings and a loss of Ps. 0.2 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 0.1 million was recognized against retained earnings and a loss of Ps. 0.03 million was recognized in the statement of income.

(l)	Impairment of financial assets

Argentine GAAP - As at July 1, 2011, March 31, 2012 and June 30, 2012 the Group maintains a balance of credit card loans. These loan receivables are carried at amortized cost. Under Argentine GAAP, the Group determined an allowance for loan losses based on specific criteria set forth for financial and banking institutions.

IFRS – The Group applied the impairment provisions in IFRS 9.

As a result, the Group recognized an impairment loss of Ps. 2.1 million, Ps. 1.4 million and Ps. 0.5 million as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended March 31, 2012 an amount of Ps. 2.1 million was recognized against retained earnings and a gain of Ps. 0.7 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 2.1 million was recognized against retained earnings and a gain of Ps. 1.6 million was recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(m)	Present value accounting – tax credits

Argentine GAAP – Under Argentine GAAP, certain long-term tax credits are measurement at present-valued.

IFRS – Under IFRS, there is no requirement to discount long-term tax credits. The Group elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

As a result, the Group eliminated the effect of discounting tax credits for an amount of Ps. 14.6 million, 9.1 million and Ps. 10.9 million as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012 an amount of Ps. 14.6 million was recognized against retained earnings and a loss of Ps. 5.5 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 14.6 million was recognized against retained earnings and a loss of Ps. 3.7 million was recognized in the statement of income.

(n)	Impact of IFRS adjustments on investment in associates

Argentine GAAP - Investments in entities in which the Group exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Group applied its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

As at June 30, 2012, the associates of the Group were Banco Hipotecario S.A. (BHSA), Banco de Crédito y Securitización (BACSA), Manibil S.A., New Lipstick LLC, Rigby 183 LLC, Tarshop S.A. and AgroUranga S.A., Agro Managers S.A. and Bitania 26 S.A..

IFRS – The Group has assessed all of its interests in the entities mentioned in the paragraph above and determined that the Group exercises significant influence over them. Accordingly, under IFRS, the Group also accounts for these investments under the equity method of accounting. However, the Group has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Following is a description of the most significant IFRS adjustments to the equity and comprehensive income of its associates. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, associates were grouped by business activities. Associates are not discussed below when IFRS adjustments were not significant to the Group or no IFRS adjustments were identified:

Banking:

The Group assessed the financial statements of these associates as of July 1, 2011, March 31, 2012 and June 30, 2012 and determined the following adjustments to IFRS:

- Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

- Under Argentine GAAP, the allowance for loan losses are recognized based on specific criteria as set forth by the Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

- Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

- Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “insurance contracts”, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

Investment properties:

The Company has assessed the financial statements of the associates related to the investment property business and determined the following adjustments to IFRS as of July 1, 2011, March 31, 2012 and June 30, 2012:

- Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided. Under IFRS, Lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

- Under Argentine GAAP, lease expense where the entity is the lessee under an operating ground lease agreement subject to escalation clauses is recognized when the escalated payments are due. Therefore, lease expense not recognized on a straight-line basis Under IFRS, lease payments for operating leases with scheduled rent increases are recognized on a straight-line basis over the term of the leases.

As a result, the net equity of these associates was reduction by Ps. 56.2 million, Ps. 152.8 million and Ps. 151.9 million as of July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012, the Group recognized: (i) an amount of Ps. 56.2 million against retained earnings, (ii) a loss of Ps. 70.5 million in the statement of income and (iii) an amount of Ps. 3.2 million against “Exchange differences on translating foreign operations” in the statement of comprehensive income. For the year ended as of June 30, 2012, the Group recognized: (i) an amount of Ps. 56.2 million against retained earnings, (ii) a loss of Ps. 89.6 million in the statement of income and (iii) an amount of Ps. 6.1 million against “Exchange differences on translating foreign operations” in statement of comprehensive income.

(o)	Impact of IFRS adjustment on joint ventures

Argentine GAAP – Investments in entities in which the Company exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Group reflect the Group´s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Group applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS – The Group has assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11. Accordingly, the Group accounted for its joint ventures under the equity method of accounting. In addition, the Group has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As at June 30, 2012, the joint ventures of the Group are Cyrsa S.A., Cresca S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., and Nuevo Puerto Santa Fe S.A.

Following is a description of the most significant IFRS adjustments to the net equity and income of the joint ventures. Joint ventures are not discussed below when IFRS adjustments were not significant to the Group or no adjustments were identified:

- Under Argentine GAAP, the joint venture has historically accounted for revenues and therefore profits from all property sales on a percentage of completion basis once contracts for the sale of a property have been exchanged and only if the eventual profit from that property can be foreseen with reasonable certainty. Under IFRS, the joint venture has applied IFRIC 15 “Agreements for the Construction of Real Estate”. The Group assessed the contractual terms of the agreements and concluded that revenue from open market sales of real estate should be accounted for on legal completion of the properties in accordance with IAS 18 “Revenue”. As a result, the joint venture recognizes revenue from the sale of private homes and commercial units entirely at the point of legal completion in accordance with IAS 18. The most significant impact of IFRIC 15 is therefore the deferral of profits previously recognized from the point of exchange of contracts onwards until the point of legal completion. All of these profits are now recognized at a later date.

As a result, the net equity of the Group´s joint ventures was decreased by Ps. 16.5 million, Ps. 11.1 million and Ps. 11.3 million as of July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012 an amount of Ps. 16.5 million was recognized against retained earnings and a gain of Ps. 5.4 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 16.5 million was recognized against retained earnings and a gain of Ps. 5.2 million was recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(p)	Acquisition of non-controlling interest

As stated in Note 2.3., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in a loss of control. Consequently, acquisitions of non-controlling interests concluded prior to July 1, 2011 have not been restated.

IFRS adjustments detailed below relate to acquisitions of non-controlling interest occurring on or after on July 1, 2011.

Argentine GAAP – Under Argentine GAAP, the Group accounted for the acquisition of the non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired. Additionally, goodwill generated by the acquisition of the non-controlling interest in Cactus Argentina S.A. was impaired and recognized as an expense in the statement of income under Argentine GAAP.

IFRS – Under IFRS, the Group has applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Group does not recognize any additional acquisition adjustments to reflect the subsequent acquisition of additional shares in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to a reserve in net equity. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest of the subsidiary.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, as of March 31, 2012, the Group: (i) derecognized goodwill for an amount of Ps. 26.5 million, (ii) recognized a decrease in non-controlling interest for an amount of Ps. 22.6 million, (iii) recognized a decline of Ps. 9.0 million in net assets acquired measured at fair value under Argentine GAAP in force and (iv) recognized a debit in shareholders’ equity under IFRS of Ps. 14.9 million. In addition, as of June 30, 2012, the Group: (i) derecognized goodwill for an amount of Ps. 39.8 million, (ii) recognized a decline of Ps. 26.2 million in non-controlling interest, (iii) recognized a decline of Ps. 9.0 million in net assets acquired measured at fair value in accordance with Argentine GAAP in force, and (iv) recognized a debit of Ps. 22.6 million in shareholders’ equity.

Additionally, for the fiscal year ended as of June 30, 2012, the Group reversed the impairment charge on goodwill generated by the acquisition of the non-controlling interest in Cactus Argentina S.A. recognized under Argentine GAAP for an amount of Ps. 10.5 million.

(q)	Disposal of non-controlling interest

As explained in Note 2.3., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in a loss of control. Consequently, disposals of non-controlling interests concluded prior to July 1, 2011 have not been restated.

The IFRS adjustments detailed below relate to disposals of non-controlling interest occurring on or after July 1, 2011.

Argentine GAAP – Under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income.

IFRS – Under IFRS, the Group has applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when there is a disposal of non-controlling interests that do not result in a change in control, the transaction is accounted for as an equity transaction. The difference between the fair value of the consideration received and the related carrying value of the non-controlling interest disposed is recognized in the controlling interest’s equity as a credit or debit. Therefore, no gain or loss is recognized in the statement of income. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest of the subsidiary.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

As a result, as of June 30, 2012 and March 31, 2012, the Group reversed a loss for an amount of Ps. 2.7 million in the statement of income, and recognized a debit of Ps. 2.7 million in shareholders’ equity.

(r)	Amortization of transaction costs on borrowings

Argentine GAAP – Under Argentine GAAP, transactions costs directly attributable to the acquisition of borrowings are amortized under the straight-line method over the contract term.

IFRS – Transaction costs directly attributable to the acquisition of borrowings are deducted from the fair value at which the financial liability is initially recognized. Subsequently, they are amortized using the effective interest method over the contract term.

As a result, the Group adjusted the carrying value of borrowings for an amount of Ps. 0.1 million, Ps. 0.7 million and Ps. 0.4 million as of July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012 an amount of Ps. 0.1 million was recognized against retained earnings and an amount of Ps. 0.6 million gain were recognized in the statement of income. For the fiscal year ended as of June 30, 2012, an amount of Ps. 0.1 million was recognized against retained earnings and a gain of Ps. 0.3 million was recognized in the statement of income.

(s)	Settlement of BrasilAgro warrants

Argentine GAAP – Payments made by the Group for the settlement of BrasilAgro warrants were capitalized in the statement of financial position.

IFRS – In accordance with IFRS 2 “Share-based payments”, any payment made to a counterparty on the cancellation or settlement of a grant of equity instruments, even if this occurs after the vesting date, are accounted for as a repurchase of an equity interest (that is, as a deduction from equity), except to the extent that the payment exceeds the fair value of the equity instruments repurchased, measured at the repurchase date. Any such excess is recognized as an expense.

As a result, the Group adjusted the balance for an amount of Ps. 2.7 million as of June 30, 2012, against a deduction in the shareholders’ equity. For the nine-month period ended as of March 31, 2012, no warrants issued by Brasilagro have been cancelled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

(t)	Cumulative translation adjustment

Argentine GAAP – Foreign operations shall be classified as integrated or non-integrated entities depending if their activities are carried out as an extension of the reporting entity. Exchange differences resulting from the translation of integrated entities are recognized in the statement of income. Exchange differences resulting from the translation of non-integrated entities are recognized in a separate reserve in equity.

IFRS – Exchange differences resulting from the translation of foreign operations are recognized in the statement of other comprehensive income.

As a result, for the nine-month period ended as of March 31, 2012 the Group reclassified an amount of Ps. 18.8 million against the statement of income and the statement of other comprehensive income, related foreign operations. Additionally, the Group reclassified an amount of Ps. 32.5 million for the fiscal year ended as of June 30, 2012 against the statement of income and the statement of other comprehensive income.

(u)	Deferred income taxes

Argentine GAAP – The Group accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Group assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

IFRS – There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

As a result, on transition to IFRS, the Group has not recognized deferred tax assets relating to any carry forward losses and other temporary differences for an amount of Ps. 16.5 million, Ps. 18.7 million and Ps. 18.8 million as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012, the Group recognized: (i) an amount of Ps. 16.5 million against retained earnings, (ii) a loss of Ps. 2.8 million in the statement of income, and (iii) an amount of Ps. 0.6 million against “Exchange differences on translating foreign operations” in statement of comprehensive income. For the year ended as of June 30, 2012, the Group recognized (i) an amount of Ps. 16.5 million against retained earnings, (ii) a loss of Ps. 2.8 million in the statement of income, and (iii) an amount of Ps. 0.5 million against “Exchange differences on translating foreign operations” in statement of comprehensive income.

In addition, the Group has assessed the impact of all IFRS adjustments on deferred income taxes. As a result, the Group recognized an adjustment to deferred income taxes of Ps. 17.4 million, Ps. 16.4 million and Ps. 16.7 million as at July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As at July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended March 31, 2012 an amount of Ps. 17.4 million was recognized against retained earnings and a gain of Ps. 1.0 million was recognized in the statement of income. For the year ended as of June 30, 2012, an amount of Ps. 17.4 million was recognized against retained earnings and a gain of Ps. 0.6 million was recognized in the statement of income.

(v)	Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of international financial reporting standards (“IFRS”) (Continued)

2.5.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRSs as of June 30, 2012, which is described in Exhibit I, and are based upon such IFRSs expected to be in force as of June 30, 2013. Most significant accounting policies are described in Exhibit I.

2.6.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these condensed interim consolidated financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended as of June 30, 2012 which are described in Exhibit I.

3.	Seasonal effects on operations

The operations of the Group’s agricultural business are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January. In Bolivia, weather conditions make it possible to have two soybeans, corn and barley seasons and, therefore, these crops are harvested in April and October, whereas wheat and sunflower are harvested in August and September, respectively. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. In case of sugar cane, harvest and sale take place between May and November of each year. As a result, there may be material fluctuations in the agricultural business results across quarters.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

3.	Seasonal effects on operations (Continued)

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and December (Christmas) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

4.           Acquisitions and disposals

Trading property- Farm

On November 14, 2012, Vargas Derka SH made an irrevocable offer to Cresud to purchase a portion of “La Suiza” farm ranch (5,600 hectares) to be good through January 31, 2013. As bid bond, Cresud has received checks in the amount of US$ 0.3 million or 5% of the transaction price.

The offer price amounts to US$ 6.7 million to be paid in 6 installments every six months, at the date of issuance of these financial statements the payment of US$ 2.7 million has been received.

On February 1, 2013 the parties executed the sales agreement. The title deed will be executed on June 28, 2013.

Sale of a field

On October 11, 2012 Brasilagro announced an agreement for the sale of Horizontina farmland, located in Tasso Fragoso, State of Maranhão, for a total amount of Rs. 75,000. The schedule of payments was as follows: a down payment of Rs. 1,000 was collected in October 2012; Rs. 26,000 in October 2012 and Rs. 45,000 upon execution of the conveyance deed on January 22, 2013. The remaining balance of receivables in the amount of Rs. 3,000 will be collected on August 31, 2013. The Company recorded a gain of Ps. 62,593 on the sale of the plot of farmland Horizontina.

The Horizontina farm has an area of 14,359 hectares and was acquired on March 10, 2010 by `Inmobiliaria Ceibo´, for a total amount of Rs. 37,749. Before the acquisition, 2,100 hectares of the farm were used for cultivation of crops. Until October 31, 2012, investments were made in the amount of Rs. 10,387 (net of accumulated depreciation) in improvements in infrastructure.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and disposals (Continued)

For the nine-month period ended as of March 31, 2013

Transactions with non-controlling interest

IRSA

During the current nine-month period, the Group acquired an additional 0.99% interest in IRSA for a total amount of Ps. 33.9 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 26.6 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 11.9 million. The effect on shareholders’ equity attributable to owners of the Group of this change in the equity interest in IRSA is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	26,649
Consideration paid for non-controlling interest	(33,937)
Reserve recorded in shareholders’ equity	(7,288)

APSA

During the nine-month period, the Group, through IRSA and E-Commerce Latina S.A., acquired an additional equity interest of 0.1% in APSA for a total consideration of Ps. 2.3 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.8 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 1.5 million. The effect on shareholder’s equity of the parent of this change in the equity interest in APSA is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	824
Consideration paid for non-controlling interest	(2,364)
Reserve recorded in shareholders’ equity	(1) (1,540)

(1)	The reserve includes Ps. 544 for non-controlling interest

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and disposals (Continued)

Acquisition of equity interest in joint venture

On November 29, 2012 the Group through APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes for Ps. 32 million. Under the acquisition agreement, APSA is entitled to exercise joint control over EHSA. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this Company together with Sociedad Rural Argentina (“SRA”), who owns the remaining 50%. Thus, APSA is the owner of an indirect interest of 25% in LRSA, whose main asset consists of an usufruct agreement on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fe Avenues and Oro street, in the city of Buenos Aires (the “Predio Ferial”) entered in 1999 into with SRA, owner of such Predio Ferial.

The fair value of the APSA’s investment in the joint business was determined based on the fair value of EHSA’s net assets, being the main asset the usufruct agreement mentioned above. APSA has preliminary allocated the price paid at the fair value of the net assets acquired based on the information available as of the closing date of Unaudited Condensed Interim Consolidated Financial Statements. Such fair value amounted to Ps. 15.3 million, which means a goodwill figure of Ps. 10.6 million recognized in the “Investments in associates and joint business” line in the balance sheet as of March 31, 2013. The fair value and identified goodwill should not be treated as final until the process of allocating the price paid is finalized.

The fair value of the usufruct agreement has been determined by the application of the discounted cash flow method. This estimate considered a discount rate that reflects the market assessments regarding uncertainties in terms of the cash flow amount and timing. The amount of net future cash flows was estimated based on the specific features of the property, the agreements in force, market information and future forecasts as of the valuation date. Net income forecasts, revenues growth rates and discount rates are among the most important assumptions used in the valuation.

Purchase of financial assets

During this period the Group purchased the following corporate notes from:

a) City of Buenos Aires Government bonds, for a nominal value of Ps. 19.0 million. These bonds accrue interest at an annual 7.95% fixed rate, payable semi- annually and maturing on April 29, 2014.

b) BHSA´s Convertible notes for an amount of Ps. 5 million which accrue interest at an annual 18.75% fixed annual rate payable semi- annually and maturing on August 8, 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and disposals (Continued)

Disposal of financial assets

During the current nine-month period, the Group sold 3,823,412 ordinary shares of Hersha, Hospitality Trust (Hersha) for a total amount of US$ 19.4 million. Consequently, as of the date of issuance of these financial statements, the Group’s interest in Hersha’s capital stock decreased from 9.13% (at the beginning of the year) to 7.19%. Subsequent to March 31, 2013, the Group disposed of an additional number of Hersha’s shares (see Note 33).

In November and December 2012, IRSA sold all of its shareholdings in NH Hoteles S.A. (138,572 shares for a consideration of € 0.38 million) and in NH Hoteles S.A. (387,758 shares for a total consideration of US$ 1.4 million).

In December 2012, IRSA sold all of its shareholdings in Metrovacesa F (1,238,990 shares for a consideration of € 2.7 million); Metrovacesa SM (229,995 shares for a total consideration of € 0.5 million) and Metrovacesa F (919,087 shares for a consideration of US$ 2.7 million).

Significant sale of investment properties

On August 31, 2012, the Group sold through IRSA executed the transfer deeds that formalize the sale of certain functional units of the building “Libertador 498” of the Autonomous City of Buenos Aires. The total price of the transaction amounted to Ps. 15 million and was paid on the execution of the title conveyance deeds. This transaction generated a gain of Ps. 12.7 million.

On September 14, 2012, IRSA sold certain functional units on floors 18 and 19, as well as parking areas, of the building Bouchard 551. The total price of the transaction was US$ 8.5 million paid upon execution of the conveyance deed. This transaction generated a gain of Ps. 18.4 million.

On October 4 and 11, 2012, IRSA signed the transfer deed for the sale of several functional units (stores and parking spaces) of the building “Libertador 498”. The transactions price was set at Ps. 29.4 million, amount that had been completely collected. This transaction generated a gain of Ps. 24.9 million.

On January 8, 2013, IRSA sold several functional units (stores and parking spaces) of the building “Costeros Dique IV”. The total price of the transaction was Ps. 9.2 million. This transaction generated a gain of Ps. 7.8 million.

On March 14, the Group sold through APSA, a functional unit of the building located on Anchorena 559. The transaction Price was fixed at Ps. 0.4 million, which resulted in approximately Ps. 0.2 million gain.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and disposals (Continued)

Acquisition of Rigby 183 LLC

On June 30, 2012, the Group held, through its subsidiary IMadison LLC, a 49% equity interest through its subsidiary IMadison LLC in the capital stock of Rigby 183 LLC (“Rigby”), a company that owns office buildings for rental at Madison Avenue 183, New York, USA. On November 27, 2012, the Group, through its subsidiary IRSA International LLC, purchased an additional 25.5% equity interest in Rigby’s capital stock, thus taking control over said company. As a result of the acquisition, the Group expects to increase its footprint in the US real estate market. The goodwill from the acquisition, which amounts to Ps. 45.7 million, is attributable to the synergies expected to be achieved by combining the Group’s and Rigby’s operations.

The following chart shows the consideration paid by the Group, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

11.27.2012
Consideration paid:
Cash	118,373
Total consideration paid	118,373
Fair value of the interest in Rigby’s equity held before the business combination	227,462
Total consideration	345,835
Recognized balances of acquired identifiable assets and assumed liabilities:
Cash and cash equivalents	499
Investments properties (Note 9)	679,219
Trade and other receivables	14,135
Borrowings	(252,834)
Trade and other payables	(12,081)
Deferred income tax liabilities (Note 22)	(26,103)
Total net identifiable assets	402,835
Non-controlling interest	(102,723)
Goodwill	45,723
Total	345,835

The acquisition-related costs (which amount to Ps. 2.5 million) were charged to income under “General and Administrative Expenses”.

The fair value of the investment property acquired for Ps. 679.2 million was assessed by a qualified independent appraiser. The fair value of trade receivables and other receivables amounts to Ps. 14.1 million, including trade receivables in the amount of Ps. 0.1 million. As of the acquisition date, the Group estimates that these receivables are recoverable. The fair value of the non-controlling interest in Rigby, an unlisted company, has been determined on a proportional basis to the fair value of Rigby's net acquired assets.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

4.	Acquisitions and disposals (Continued)

The Group recognized income of Ps. 124.1 million derived from the reassessment of the fair value of the 49% interest held in Rigby before the business combination. In addition, all exchange gains (losses) accumulated in shareholder’s equity from the interest held in Rigby before the business combination (Ps. 12.9 million) were charged to income. These gains were disclosed under "Other operating results" in the income statement.

The revenues Rigby has generated since November 27, 2012 and that have been disclosed in the consolidated income statement amount to Ps. 12.1 million. Rigby has also run a net loss of Ps. 4 million during said period. If Rigby had been included in the consolidation since July 1, 2012, the consolidated income statement would have shown pro-forma revenues in the amount of Ps. 1,101.4 million and pro-forma net income of Ps. 244.2 million.

5.	Financial risk management

5.1.	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreing currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Note 3 of Exhibit I provides information on financial risk management as of June 30, 2012 and July 1, 2011. Since June 30, 2012 there have been no changes in the risk management or risk management policies applied by the Group.

5.2.           Fair value estimates

Since June 30, 2012 there have been no reclassifications of financial assets.

Additionally, since June 30, 2012 there have been no significant changes in business or economic circumstances affecting the fair value of the Group's financial assets or liabilities (either measured at fair value or amortized cost), nor any transfers between the different hierarchies used to assess the fair value of the Group's financial instruments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment reporting

Below is a summarized analysis of the lines of business of the Group for the nine-month period ended March 31, 2013:

	Agriculture business (I)	Urban properties and investments (II)	Total
Group revenues	748,588	1,715,278	2,463,866
Group costs	(1,327,104)	(895,898)	(2,223,002)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	734,949	-	734,949
Changes in net realizable value of agricultural produce after harvest	6,943	-	6,943
Gross Profit	163,376	819,380	982,756
Gains from disposal of investment properties	-	61,475	61,475
Gains from disposal of farmlands	53,988	-	53,988
General and administrative expenses	(101,408)	(152,166)	(253,574)
Selling expenses	(99,434)	(81,610)	(181,044)
Management fees	(9,388)	-	(9,388)
Other operating results	(2,261)	106,198	103,937
Profit from Operations	4,873	753,277	758,150
Share of profit of associates	5,521	5,496	11,017
Segment Profit	10,394	758,773	769,167

Investment properties	25,292	4,320,899	4,346,191
Property, plant and equipment	1,733,674	231,206	1,964,880
Trading properties	4,678	229,986	234,664
Goodwill	7,526	70,184	77,710
Biological assets	695,218	-	695,218
Inventories	160,073	16,635	176,708
Investments in associates	29,399	1,141,045	1,170,444
Total segment assets	2,655,860	6,009,955	8,665,815

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the nine-month period ended March 31, 2012:

	Agriculture business (I)	Urban properties and investments (II)	Total
Group revenues	705,467	1,378,271	2,083,738
Group costs	(1,029,250)	(682,084)	(1,711,334)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	471,766	-	471,766
Changes in net realizable value of agricultural produce after harvest	(13,311)	-	(13,311)
Gross Profit	134,672	696,187	830,859
Gains from disposal of investment properties	-	42,737	42,737
Gains from disposal of farmlands	27,762	-	27,762
General and administrative expenses	(96,636)	(125,765)	(222,401)
Selling expenses	(74,398)	(61,922)	(136,320)
Management fees	(7,458)	-	(7,458)
Other operating results	(17,392)	(13,789)	(31,181)
(Loss) / Profit from operations	(33,450)	537,448	503,998
Share of profit of associates	2,934	13,692	16,626
Segment (Loss) / Profit	(30,516)	551,140	520,624

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

(I)	Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Group:

	March 31, 2013
	Agriculture
	Crops	Cattle	Milk	Sugarcane	Agriculture leases and Services	Agriculture Subtotal	Land transformation and sales	Agro-industrial	Other segments	Total agricultural business (i)
Group revenues	337,829	61,880	27,737	120,820	19,212	567,478	-	127,542	53,568	748,588
Group costs	(753,849)	(105,067)	(53,720)	(231,536)	(6,665)	(1,150,837)	(4,106)	(126,315)	(45,846)	(1,327,104)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	507,124	53,423	27,788	147,597	-	735,932	-	-	(983)	734,949
Changes in net realizable value of agricultural produce after harvest	6,940	3	-	-	-	6,943	-	-	-	6,943
Gross Profit / (Loss)	98,044	10,239	1,805	36,881	12,547	159,516	(4,106)	1,227	6,739	163,376
Gains from disposal of farmlands	-	-	-	-	-	-	53,988	-	-	53,988
General and administrative expenses	(52,038)	(9,277)	(2,113)	(24,733)	(2,987)	(91,148)	(387)	(7,078)	(2,795)	(101,408)
Selling expenses	(63,139)	(7,982)	(1,094)	(2,907)	(1,017)	(76,139)	(6,210)	(13,118)	(3,967)	(99,434)
Management fees	-	-	-	-	-	-	-	-	(9,388)	(9,388)
Other operating results	2,007	(1,843)	(411)	(90)	(581)	(918)	(75)	(1,353)	85	(2,261)
(Loss) / Profit from Operations	(15,126)	(8,863)	(1,813)	9,151	7,962	(8,689)	43,210	(20,322)	(9,326)	4,873
Share of profit / (loss) of associates	4,809	-	-	-	-	4,809	-	-	712	5,521
Segment (Loss) / Profit	(10,317)	(8,863)	(1,813)	9,151	7,962	(3,880)	43,210	(20,322)	(8,614)	10,394

Investment properties	-	-	-	-	25,292	25,292	-	-	-	25,292
Property, plant and equipment	1,224,756	137,004	21,014	316,602	382	1,699,758	-	20,660	13,256	1,733,674
Trading properties	-	-	-	-	-	-	4,678	-	-	4,678
Goodwill	4,646	-	-	2,084	-	6,730	-	-	796	7,526
Biological assets	366,043	222,273	-	103,993	-	692,309	-	71	2,838	695,218
Inventories	64,348	8,846	-	-	-	73,194	-	-	86,879	160,073
Investments in associates	26,979	-	-	-	-	26,979	-	-	2,420	29,399
Total segment assets	1,686,772	368,123	21,014	422,679	25,674	2,524,262	4,678	20,731	106,189	2,655,860

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

	March 31, 2012
	Agriculture
	Crops	Cattle	Milk	Sugarcane	Agriculture leases and Services	Agriculture Subtotal	Land transformation and sales	Agro-industrial	Other segments	Total agricultural business (i)
Group revenues	346,947	94,565	22,908	87,013	20,135	571,568	-	99,856	34,043	705,467
Group costs	(620,070)	(119,785)	(42,379)	(101,791)	(1,441)	(885,466)	(3,677)	(110,227)	(29,880)	(1,029,250)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	382,186	56,190	24,889	8,553	-	471,818	-	-	(52)	471,766
Changes in net realizable value of agricultural produce after harvest	(13,507)	196	-	-	-	(13,311)	-	-	-	(13,311)
Gross Profit / (Loss)	95,556	31,166	5,418	(6,225)	18,694	144,609	(3,677)	(10,371)	4,111	134,672
Gains from disposal of farmlands	-	-	-	-	-	-	27,762	-	-	27,762
General and administrative expenses	(51,223)	(10,350)	(2,038)	(20,415)	(2,566)	(86,592)	(352)	(5,916)	(3,776)	(96,636)
Selling expenses	(53,657)	(8,058)	(886)	-	(947)	(63,548)	(1,015)	(6,995)	(2,840)	(74,398)
Management fees	-	-	-	-	-	-	-	-	(7,458)	(7,458)
Other operating results	(14,133)	(2,174)	(424)	(13)	(533)	(17,277)	(73)	(116)	74	(17,392)
Profit / (Loss) from Operations	(23,457)	10,584	2,070	(26,653)	14,648	(22,808)	22,645	(23,398)	(9,889)	(33,450)
Share of profit / (loss) of associates	3,405	-	-	(267)	-	3,138	-	-	(204)	2,934
Segment (Loss) / Profit	(20,052)	10,584	2,070	(26,920)	14,648	(19,670)	22,645	(23,398)	(10,093)	(30,516)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

(II)	Urban properties and investments

The following tables present the reportable segments of the urban properties and investments line of business of the Group:

	March 31, 2013
	Shopping Center Properties	Offices	Sales and developments	Hotel	International	Financial operations and others	Total urban and investment properties (II)
Group revenues	1,183,590	213,084	117,178	174,694	25,632	1,100	1,715,278
Group costs	(569,449)	(88,712)	(89,214)	(126,824)	(20,361)	(1,338)	(895,898)
Gross Profit / (Loss)	614,141	124,372	27,964	47,870	5,271	(238)	819,380
Results from disposal of investment properties	-	(2,544)	64,019	-	-	-	61,475
General and administrative expenses	(46,819)	(31,389)	(28,111)	(36,526)	(9,105)	(216)	(152,166)
Selling expenses	(39,023)	(8,667)	(12,609)	(21,124)	-	(187)	(81,610)
Other operating results	(17,590)	(2,120)	(8,419)	456	134,487	(616)	106,198
Profit / (Loss) from Operations	510,709	79,652	42,844	(9,324)	130,653	(1,257)	753,277
Share of profit / (loss) of associates	-	-	1,478	(4)	(58,446)	62,468	5,496
Segment Profit / (Loss)	510,709	79,652	44,322	(9,328)	72,207	61,211	758,773

Investment properties	2,093,644	901,999	606,506	-	710,525	8,225	4,320,899
Property, plant and equipment	13,636	30,229	3,795	183,347	199	-	231,206
Trading properties	1,484	113	146,698	-	81,691	-	229,986
Goodwill	1,666	19,971	-	-	48,547	-	70,184
Inventories	10,140	-	511	5,984	-	-	16,635
Investments in associates	-	-	42,337	21,252	691	1,076,765	1,141,045
Total segment assets	2,120,570	952,312	799,847	210,583	841,653	1,084,990	6,009,955

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

	March 31, 2012
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operation and others	Total urban properties and investment (II)
Group revenues	969,781	184,844	89,457	130,020	-	4,169	1,378,271
Group costs	(470,535)	(72,864)	(52,607)	(84,161)	-	(1,917)	(682,084)
Gross Profit	499,246	111,980	36,850	45,859	-	2,252	696,187
Gain from disposal of investment properties	-	-	42,737	-	-	-	42,737
General and administrative expenses	(42,166)	(25,445)	(24,965)	(27,200)	(5,807)	(182)	(125,765)
Selling expenses	(29,989)	(6,258)	(10,914)	(16,554)	-	1,793	(61,922)
Other operating results	(4,058)	(6,356)	(2,544)	(1,531)	(333)	1,033	(13,789)
Profit / (Loss) from Operations	423,033	73,921	41,164	574	(6,140)	4,896	537,448
Share of profit / (loss) of associates	-	-	632	89	(44,007)	56,978	13,692
Segment Profit / (Loss)	423,033	73,921	41,796	663	(50,147)	61,874	551,140

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS.

	March 31, 2013
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Total Statement of Income
Group revenues	2,463,866	(114,009)	2,349,857
Group costs	(2,223,002)	97,078	(2,125,924)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	734,949	(1,423)	733,526
Changes in net realizable value of agricultural produce after harvest	6,943	101	7,044
Gross Profit / (Loss)	982,756	(18,253)	964,503
Gains from disposal of investment properties	61,475	-	61,475
Gains from disposal of farmlands	53,988	-	53,988
General and administrative expenses	(253,574)	2,833	(250,741)
Selling expenses	(181,044)	8,755	(172,289)
Management fees	(9,388)	-	(9,388)
Other operating results	103,937	1,749	105,686
Profit / (Loss) from Operations Before Share of Associates and Joint Ventures	758,150	(4,916)	753,234
Share of profit of associates and joint ventures	11,017	3,704	14,721
Profit / (Loss) from Operations Before Financing and Taxation	769,167	(1,212)	767,955

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Segment information (Continued)

	March 31, 2012
	Total Segment Information	Adjustment for share of profit / (loss) of joint ventures	Total Statement of Income
Group revenues	2,083,738	(51,418)	2,032,320
Group costs	(1,711,334)	43,357	(1,667,977)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	471,766	(9,125)	462,641
Changes in net realizable value of agricultural produce after harvest	(13,311)	-	(13,311)
Gross Profit / (Loss)	830,859	(17,186)	813,673
Gain from disposal of investment properties	42,737	-	42,737
Gains from disposal of farmlands	27,762	-	27,762
General and administrative expenses	(222,401)	2,752	(219,649)
Selling expenses	(136,320)	5,897	(130,423)
Management fees	(7,458)	-	(7,458)
Other operating results	(31,181)	2,355	(28,826)
Profit / (Loss) from Operations Before Share of Associates and Joint Ventures	503,998	(6,182)	497,816
Share of profit / (loss) of associates and joint ventures	16,626	(4,366)	12,260
Profit / (Loss) from Operations Before Financing and Taxation	520,624	(10,548)	510,076

7.	Information about main subsidiaries

The Group conducts its business through several operating and holding subsidiaries which are listed in Note 1.3 of Exhibit I. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries (Continued)

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group:

Summarized statements of financial position

	APSA			IRSA (i)			Brasilagro
	03.31.13	06.30.12	07.01.11	03.31.13	06.30.12	07.01.11	03.31.13	06.30.12	07.01.11
Assets
Non-current assets	2,085,131	1,954,917	1,858,277	6,868,010	6,050,293	5,812,347	1,197,705	1,114,700	1,275,069
Current assets	774,762	548,949	521,078	1,242,841	839,328	819,565	662,032	490,721	660,824
Total assets	2,859,893	2,503,866	2,379,355	8,110,851	6,889,621	6,631,912	1,859,737	1,605,421	1,935,893
Liabilities
Non-current liabilities	1,012,703	973,319	909,950	3,258,906	2,644,108	2,372,540	140,448	147,799	163,475
Current liabilities	752,328	558,024	536,651	1,527,731	1,205,744	1,176,759	270,085	248,068	295,517
Total liabilities	1,765,031	1,531,343	1,446,601	4,786,637	3,849,852	3,549,299	410,533	395,867	458,992
Net assets	1,094,862	972,523	932,754	3,324,214	3,039,769	3,082,613	1,449,204	1,209,554	1,476,901
Summarized statements of income and statements of comprehensive income

	APSA		IRSA (i)		Brasilagro
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Revenue	1,196,747	1,011,288	1,604,059	1,328,523	205,990	196,149
Profit before income tax	403,874	410,493	460,354	286,767	12,688	13,002
Income tax expense	(143,168)	(140,014)	(81,093)	(91,296)	1,761	6,942
Profit for the period	260,706	270,479	379,261	195,471	14,449	19,944
Other comprehensive income / (loss)	-	-	40,306	10,955	173,498	(132,686)
Total comprehensive income	260,706	270,479	419,567	206,426	187,947	(112,742)
Profit / (loss) attributable to non-controlling interest	14,937	9,762	62,016	17,726	-	(2,522)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Information about principal subsidiaries (Continued)

Summarized cash flows

	APSA		IRSA (i)		Brasilagro
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Cash flow from operating activities
Net cash generated from operating activities	471,211	420,863	563,836	515,215	(58,278)	50,013
Cash flow from investing activities
Net cash generated from (used in) investing activities	(315,597)	(135,721)	(236,613)	(247,592)	108,998	(63,061)
Cash flow from financing activities
Net cash used in financing activities	(80,012)	(247,480)	(164,652)	(326,264)	(16,435)	(73,271)
Net increase / (decrease) in cash and cash equivalents	75,602	37,662	162,571	(58,641)	34,285	(86,319)
Cash and cash equivalents at beginning of period	102,698	145,552	259,169	301,559	151,064	357,018
Foreign exchange gain (loss) on cash and cash equivalents	3,776	(4,177)	(22,464)	11,840	15,991	(31,064)
Cash and cash equivalents at end of period	182,076	179,037	399,276	254,758	201,340	239,635

(i)	Includes consolidated financial information of APSA.

The information above is the corresponding to balances and transactions before inter-company eliminations.

8.	Interests in joint ventures

As of March 31, 2013 the joint ventures of the Group are Cresca, Canteras Natal Crespo S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., Nuevo Puerto Santa Fe S.A. (NPSF) and Entertainment Holdings S.A.. The shares in these joint ventures are not publicly traded.

As of June 30, 2012, the joint ventures of the Group were Canteras Natal Crespo S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. and NPSF.

As noted Note 4, APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EH”)´s capital stock and votes and as a consequence APSA holds a jointly indirect interest in LRSA of 25% which operates the fairground Predio Ferial de Buenos Aires.

In connection with the Fairground, as publicly known, in December 2012 the Executive Branch issued Executive Order 2,552/12 that annulled an executive order dated 1991 which approved the sale of the Fairground to the SRA; the effect of this new order was to revoke the sale transaction. Subsequent to December 21, 2012, the Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions.

Neither has APSA been served notice formally nor is it a party involved in the legal actions brought by the SRA.

As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, the above mentioned legal matters resulted in certain delays in gathering the information necessary to register the acquisition pursuant to IFRS 3. However, APSA has strived to complete the allocation of the preliminary price paid based on its fair value estimates made on the information available to date. Therefore, values included are preliminary and are subject to change. The Company expects to finalize this process by June 30, 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

8.	Interests in joint ventures (Continued)

Changes in the Group’s investments in joint ventures for the nine-month period ended as of March 31, 2013 and for the year ended as of June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	260,994	235,365
Acquisition of joint ventures	32,024	62,486
Capital contribution	29,606	14,461
Disposal of joint ventures	-	(19,448)
Share of profit / (loss)	3,704	(31,586)
Exchange differences	(12,627)	(284)
End of the period / year	313,701	260,994

9.	Interests in associates

As of June 30, 2012, the associates of the Group were New Lipstick LLC, Rigby 183 LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito and Securitización S.A. ("BACS"), Bitania 26 S.A., Agrouranga S.A. and Agromanagers S.A..

As of December 31, 2012, Rigby 183 LLC began to be reported on a consolidated basis and ceased to be an affiliate, thus as of March 31, 2013, the associates of the Group are New Lipstick LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, BACS, Bitania 26 S.A., Agrouranga S.A. and Agromanagers S.A..

The evolution of the Group’s investments in associates for the nine-month period ended as of March 31, 2013 and for the year ended as of June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	1,239,566	1,203,490
Acquisition of associates	-	8,239
Capital contribution	10,319	-
Business combinations	(103,315)	-
Share of profit	11,017	34,382
Exchange differences	20,301	(3,246)
Dividend payments	(37,387)	(3,299)
End of the period / year	(*) 1,140,501	1,239,566

(*)	Includes a balance of Ps. (29,944) reflecting interests in companies with negative equity as of March 31, 2013 which is reclassified to “Provisions” (see Note 22).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Investment properties

The evolution of the Group’s investment properties for the nine-month period ended as of March 31, 2013 and for the year ended as of June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	3,463,941	3,553,647
Exchange differences	44,092	-
Acquisition of subsidiaries	679,219	-
Additions	159,010	110,611
Reclassifications of Property, plant and equipment	10,081	1,873
Disposals	(30,059)	(58,324)
Depreciation charge (a)	(148,125)	(143,866)
Reclassifications to trading properties	(811)	-
End of the period / year	4,177,348	3,463,941

(a)	Depreciation charges of investment properties were included in “Group Costs” in the Statement of Income (Note 28).

The following amounts have been recognized in the statement of income:

	March 31, 2013	March 31, 2012
Leases and service income	1,450,059	1,179,284
Direct operating expenses	(693,940)	566,989
Gain from disposal of investment properties	61,475	42,737

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.	Property, plant and equipment

The evolution of the Group’s property, plant and equipment for the nine-month period ended as of March 31, 2013 and for the year ended as of June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	1,872,920	1,976,970
Exchange difference	127,664	(148,144)
Additions	93,709	178,556
Reclassifications to property, plant and equipment and trading properties	(13,899)	(1,873)
Disposals	(126,102)	(62,096)
Depreciation charge (i)	(58,963)	(70,493)
End of the period / year	1,895,329	1,872,920

(i)
For the nine-month period ended as of March 31, 2013 and 2012, depreciation charges of property, plant and equipment were included in “General and administrative expenses” and “Group Costs“ in the Statement of Income (Note 28).

12.	Trading properties

The evolution of the Group’s trading property for the nine-month period ended as of March 31, 2013 and for the year ended as of June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	181,001	186,462
Exchange differences	13,610	-
Additions	6,643	14,714
Reclassification of property, plant and equipment and investment properties	4,678	-
Disposals	(5,018)	(20,175)
End of the period / year	200,914	181,001

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Intangible assets

The evolution of the Group’s intangible assets for the nine-month period ended as of March 31, 2013 and for the year ended as of June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	75,077	80,457
Exchange differences	5,326	(2,195)
Additions	1,184	4,095
Acquisition of subsidiaries	45,723	-
Disposals	(154)	(6,217)
Amortization charge (i)	(3,945)	(1,063)
End of the period / year	123,211	75,077

(i)	Amortization charges are included in “General and administrative expenses” in the Statement of Income (Note 28). There were no impairment charges for any of the periods presented.

14.	Biological assets

The evolution of the Group’s biological assets for the nine-month period ended as of March 31, 2013 and for the year ended as of June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	363,459	433,103
Increase due to purchases	7,517	18,467
Initial recognition and changes in fair value of biological assets	707,227	667,289
Decrease due to harvest	(341,699)	(613,438)
Decrease due to sales	(55,264)	(128,172)
Decrease due to consumes	(948)	(1,624)
Exchange differences	12,266	(12,166)
End of the period / year	692,558	363,459

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Biological assets (Continued)

Biological assets as of March 31, 2013, June 30, 2012 and July 1, 2011 were as follows:

	Classification	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
Cattle for dairy production	Production	26,133	25,894	22,269
Breeding cattle	Production	160,049	146,169	171,638
Sugarcane	Production	103,993	96,388	126,867
Others	Production	8,991	9,757	5,090
Non-current biological assets		299,166	278,208	325,864
Current
Cattle for dairy production	Consumable	174	93	5
Cattle for sale	Consumable	27,309	36,116	44,619
Crops	Consumable	365,122	48,209	62,109
Others	Consumable	787	833	506
Current biological assets		393,392	85,251	107,239
Total biological assets		692,558	363,459	433,103

15.	Inventories

Group’s inventories as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Current
Crops	60,922	153,516	238,451
Materials and inputs	87,742	81,326	111,547
Seeds and fodder	9,632	13,577	8,315
Hotel supplies	5,984	2,654	3,789
Beef	8,538	-	5,898
Others	-	2,374	3,268
Current inventories	172,818	253,447	371,268
Total inventories	172,818	253,447	371,268

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other receivables

Group’s trade and other receivables, as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
Leases and services receivable	64,097	54,548	27,498
Receivables from sale of agriculture products	-	-	3,519
Property sales receivable	29,418	41,587	16,785
Allowance for doubtful accounts	(2,208)	(2,208)	(2,208)
Non-current trade receivables	91,307	93,927	45,594
Prepayments	5,141	3,630	3,114
VAT receivables	55,428	54,065	82,290
Minimum Presumed Income tax ("MPIT")	185,699	156,892	123,854
Other tax receivables	68,056	51,059	1,067
Guarantee deposits (i)	-	54,843	55,975
Advances for the purchase of interest in associates	-	-	18,761
Others	4,619	135	7,964
Non-current other receivables	318,943	320,624	293,025
Related parties (Note 33)	55,808	39,510	22,022
Non-current trade and other receivables	466,058	454,061	360,641
Current
Consumer financing receivables	16,261	15,991	75,117
Leases and services receivable	194,039	183,796	118,870
Receivables from sale of agriculture products and farmlands leases	184,480	178,244	183,099
Receivables from hotel operations	28,792	14,106	9,954
Deferred checks received	202,325	136,118	103,631
Notes receivable	4,808	8,361	5,987
Debtors under legal proceedings	47,001	46,530	49,549
Property sales receivable (ii)	56,128	42,098	34,402
Less: allowance for doubtful accounts	(75,893)	(70,140)	(119,600)
Current trade receivables	657,941	555,104	461,009
Prepayments	90,031	58,906	64,923
VAT receivables	31,393	32,528	67,149
Gross sales tax credit	4,627	10,334	8,263
Income tax credit	17,319	28,604	75,890
Minimum Presumed Income tax ("MPIT")	166	158	226
Other tax receivables	35,934	13,305	-
Loans granted	8,098	6,164	-
Expenses and services to recover	3,584	8,610	-
Suppliers advances	50,550	107,236	24,720
Guarantee deposits	9	9,789	633
Dividends received	4,726	3,442	-
Others	7,527	23,949	16,763
Less: allowance for doubtful accounts	(201)	(132)	(92)
Current other receivables	253,763	302,893	258,475
Related parties (Note 33)	53,209	30,067	36,058
Current trade and other receivables	964,913	888,064	755,542
Total trade and other receivables	1,430,971	1,342,125	1,116,183

(i)	Guarantee deposits relate to certain long-term loans incurred by Brasilagro.
(ii)	Property sales receivables primarily comprise trading properties and investment properties.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Trade and other receivables (Continued)

The evolution of the Group’s allowance for doubtful accounts were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	(72,480)	(121,900)
Charge of the period	(26,127)	(19,117)
Unused amounts reversed	19,184	8,590
Used during the period/year	1,260	58,916
Receivables written off	235	1,031
Exchange differences	(374)	-
End of the period / year	(78,302)	(72,480)

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 28). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.	Investment in financial assets

Group’s investment in financial assets as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
Investment in equity securities in TGLT	53,512	65,131	68,657
Investment in equity securities in Hersha	397,982	432,771	355,942
Preferred shares of Supertel	155,023	117,488	-
Ordinary shares of Supertel	529	-	-
Other securities in public companies	115	375	362
Don Mario S.G.R.	10,060	10,000	-
Shares	1,070	918	1,191
Total Non-current	618,291	626,683	426,152
Current
Mutual funds (Note 33)	354,003	59,889	59,064
Investment in equity securities in Hersha	25,898	-	-
Don Mario S.G.R.	1,134	-	-
Corporate bonds	22,330	-	-
Corporate Notes – Related Parties	5,021	-	-
Other securities in public companies	30	11,675	2,924
Government bonds	23,852	505	477
Guarantee notes	50,482	-	-
Other investments	531	-	-
Total Current	483,281	72,069	62,465
Total Investment in financial assets	1,101,572	698,752	488,617

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

18.	Derivative financial instruments

Group’s derivative financial instruments as of March 31, 2013, June 30, 2012 and July 1, 2011 were as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Assets
Non-current
Commodities	1,292	-	-
Hersha call option	-	-	60,442
Supertel warrants	23,824	18,434	-
Total non-current	25,116	18,434	60,442
Current
Commodities	38,636	1,080	9,878
Foreign-currency contracts	613	540	7,221
Swaps	-	958	1,867
Total current	39,249	2,578	18,966
Total assets	64,365	21,012	79,408

Liabilities
Non-current
Commodities	-	22,338	-
Foreign-currency contracts	216	521	-
Total non-current	216	22,859	-
Current
Commodities	17,011	59	7,055
Foreign-currency contracts	1,348	18,499	1,298
Total Current	18,359	18,558	8,353
Total liabilities	18,575	41,417	8,353

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of March 31, 2013, June 30, 2012 and July 1, 2011:

	March 31, 2013	June 30, 2012	July 1, 2011
Cash at bank and on hand	408,518	315,062	186,694
Short-term bank deposits	141,583	104,077	233,697
Mutual funds	90,401	52,783	274,161
Total cash and cash equivalents	640,502	471,922	694,552

Following is a detailed description of cash flows generated by the Group’s operations for the years ended as of March 31, 2013 and 2012.

	March 31, 2013	March 31, 2012
Profit for the period	263,194	93,159
Adjustments for:
Income tax expense	24,606	41,581
Depreciation and amortization	211,033	171,880
Gain from disposal of investment property	(61,475)	(42,737)
Gain from disposal of farmlands	(53,988)	(27,762)
Gain from disposal of property, plant and equipment	(199)	(169)
Gain on the revaluation of receivables arising from the sale of farmland	(4,726)	(6,343)
Release of investment property and property, plant and equipment	939	-
Dividends income	(14,329)	(9,863)
Share-based payments	9,720	4,598
(Gain) / Loss from derivative financial instruments (unrealized)	(25,567)	3,422
Changes in fair value of investments in financial assets	(152,539)	(14,523)
Interest expense, net	307,595	298,746
Changes in fair value of biological assets and agricultural produce at the point of harvest (unrealized)	(652,057)	(447,605)
Changes in net realizable value of agricultural produce after harvest	(7,044)	13,311
Provisions and allowances	83,187	47,009
Share of (profit) / loss of associates and joint ventures	(14,721)	(12,260)
Unrealized foreign exchange, net	323,750	135,854
Result from purchase of subsidiaries	(137,062)	-
Changes in operating assets and liabilities
Decrease in biological assets	469,981	253,679
Decrease in inventories	32,356	230,729
Increase in restricted assets	(12,542)	-
Increase in trading properties	(1,659)	(6,032)
(Increase) Decrease in trade and other receivables	(35,306)	201,315
Increase in derivative financial instruments	(37,903)	-
Increase (decrease) in trade and other payables and provisions	148,852	(295,950)
Decrease in payroll and social security liabilities	(14,886)	(11,817)
Net cash generated from operating activities before income tax paid	649,210	620,222

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the periods ended as of March 31, 2013 and 2012:

	March 31, 2013	March 31, 2012
Equity settled compensation	4,533	2,539
Reimbursement of expired dividends	1,008	-
Dividends payable	(121,151)	-
Conversion of non-convertible bonds net	126	-
Transferences of property, plant and equipment to investment property	(8,565)	-
Increase in property, plant and equipment through an increase in trade and other payables	-	(8,268)
Decrease in intangible assets through a decrease in trade and other payables	-	1,153
Increase in trading properties through a decrease in property, plant and equipment and investment properties	4,678	-
Increase in trade and other receivables through a decrease in property, plant and equipment	-	51,758
Increase in investments in financial assets through an increase in borrowings	18,767	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Trade and other payables

Group’s trade and other payables as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
Trade payables	-	4	47
Leases payments received in advanced	155,501	131,222	122,372
Guarantee deposits	14,376	7,236	3,876
Non-current trade payables	169,877	138,462	126,295
Other tax payables	7,504	21,099	23,435
Deferred income	8,740	8,903	-
Shareholders´ personal tax payable	2,619	-	-
Tax amnesty plan for payable taxes	16,661	-	-
Others	372	315	5,976
Non-current other payables	35,896	30,317	29,411
Related parties (Note 33)	241	81	20
Non-current trade and other payables	206,014	168,860	155,726
Current
Trade and other payables	216,518	131,994	121,918
Provisions	113,316	99,468	115,626
Leases and services payments received in advance	276,914	55,290	203,769
Current trade payables	606,748	286,752	441,313
Withholdings tax	2,156	11,866	17,826
Leases and service payments received in advance	16,952	21,941	16,004
Advances from customers	3,098	-	-
VAT payables	23,514	26,371	21,642
Gross sales tax payable	404	4,365	2,889
MPIT	11,855	9,851	7,636
Other tax payables	34,864	9,450	4,048
Tenant deposits	7,503	8,940	3,978
Deferred revenue	3,791	135,364	1,075
Dividends payable	123,653	34,724	5
Tax amnesty plan for payable taxes	310	5,002	3,343
Shareholders´ personal tax payable	8,969	-	4,276
Others	6,291	5,642	8,098
Current other payables	243,360	273,516	90,820
Related parties (Note 33)	67,570	36,274	56,178
Current trade and other payables	917,678	596,542	588,311
Total trade and other payables	1,123,692	765,402	744,037

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.	Payroll and social security liabilities

Group’s Salaries and social security liabilities as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
Others	737	783	635
Non-current payroll and social security liabilities	737	783	635
Current
Provision for vacation and bonuses	66,780	86,243	65,285
Social security payable	19,738	13,346	12,763
Salaries payable	3,080	2,869	1,367
Others	746	1,461	1,670
Current payroll and social security liabilities	90,344	103,919	81,085
Total payroll and social security liabilities	91,081	104,702	81,720

22.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal	Tax and social security	Investments in subsidiaries	Others	Total
At July 1, 2011	19,591	670	-	393	20,654
Additions	13,790	1,697	-	90	15,577
Used during period	(9,283)	(797)	-	(126)	(10,206)
Exchange difference	463	-	-	-	463
At June 30, 2012	24,561	1,570	-	357	26,488
Additions	13,438	-	29,944	5,797	49,179
Used during period	(5,056)	(465)	-	-	(5,521)
Currency restatements	394	-	-	-	394
Exchange difference	743	-	-	14	757
At March 31, 2013	34,080	1,105	29,944	6,168	71,297

The analysis of total provisions is as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-Current	56,443	22,553	14,939
Current	14,854	3,935	5,715
	71,297	26,488	20,654

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Borrowings

Group’s borrowings as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Nominal value (in millions)	March 31, 2013	June 30, 2012	July 1, 2011
Non-Current
CRESUD NCN Class IV due 2013	Unsecured	US$	Fixed	7.75%	-	-	-	18,314
CRESUD NCN Class V due 2013	Unsecured	Ps.	Floating	Badlar + 375 Basic Points	-	-	-	70,927
CRESUD NCN Class VI due 2013 (iv)	Unsecured	US$	Fixed	7.5%	-	-	-	99,286
CRESUD NCN Class VII due 2013	Unsecured	US$	Floating	Premium	-	-	-	8,209
Embedded derivative on Cresud Class VII						-	-	203
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	306,579	269,922	-
CRESUD NCN Class IX due 2014 (i)	Unsecured	Ps.	Floating	Badlar + 300 Basic Points	-	-	100,606	-
CRESUD NCN Class X due 2014 (ii)	Unsecured	US$	Fixed	7.75%	31.5	52,616	138,474	-
CRESUD NCN Class X – 2nd Tranche due 2014	Unsecured	US$	Fixed	7.75%	30	51,369	-	-
CRESUD NCN Class XI due 2015	Unsecured	Ps.	Floating	Badlar + 375 Basic Points	80.5	59,124	58,908	-
CRESUD NCN Class XII due 2014 (iii)	Unsecured	Ps.	Floating	Badlar + 410 Basic Points	102	101,599	-	-
CRESUD NCN Class XIII due 2015 (iii)	Unsecured	US$	Fixed	1.90%	79	403,823	-	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50%	150	745,773	665,257	599,565
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	150	740,797	661,077	598,116
IRSA NCN Class III due 2020	Unsecured	Ps.	Floating	Badlar + 249 Basic Points	-	-	51,032	-
IRSA NCN Class IV due 2014	Unsecured	US$	Fixed	7.45%	-	-	114,665	-
APSA CN due 2014	Unsecured	US$	Fixed	10%	-	-	38	4,640
APSA NCN Class I due 2017	Unsecured	US$	Fixed	8.00%	120	538,247	471,750	421,498
Syndicated loan (x)	Unsecured	Ps.	Fixed	15.01%	118	90,722	-	-
Bank M&T Loan	Secured	US$	Floating	Libor + 3.25%	75	389,506	-	-
Long term loans	Unsecured	US$	Floating	Libor + 300 Basic Ponits o 6% (the higher)	15	73,917	58,683	27,525
Long term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	19,779	-	-
Long term loans	Unsecured	Ps.	Fixed	15.01%	24	15,816	-	-
Long term loans	Secured	Rs.	Floating	TJLP + 1.95 to 3.10 and 5.5 to 10	20.5	18,728	29,617	40,645
Long term loans	Secured	Rs.	Fixed	7.23%	98.7	106,191	85,235	105,297
Other long term loans (X)						28,213	-	-
Seller financing (ix)	Unsecured	US$	Fixed	11.69%	258	1,238	1,530	-
Seller financing (viii)	Secured	US$	Fixed	3.50 % and 5%	17.9	73,353	62,765	62,019
Finance lease obligations	Secured	US$	Fixed	7.75%	8,678	363	528	-
Non-current borrowings						3,817,753	2,770,087	2,056,244

(i)	Includes an outstanding balance of Ps. 2,160 and Ps. 3,840 with Emprendimiento Recoleta S.A. (“ERSA”) and Panamerican Mall S.A. (“PAMSA”), respectively as of 06.30.2012.
(ii)	Includes an outstanding balance of Ps. 2,958 with ERSA as of 06/30/2012 and it includes a balance of Ps. 1,116 with ERSA as of 03.31.2013.
(iii)	Includes an outstanding a balance of Ps. 7,560 and Ps. 13,440 with ERSA and PAMSA, respectively, as of 06.30.2012 and 03.31.2013.
(iv)	Includes an outstanding balance of Ps. 5,659 with ERSA as of 06.30.2012.
(v)
Includes an outstanding balance of Ps. 1,092 and Ps. 1,941 with ERSA and PAMSA, respectively, as of 06.30.2012. It includes an outstanding balance of Ps. 3,256 and Ps. 5,788 with ERSA and PAMSA, respectively as of 03.31.2013.

(vi)	Includes an outstanding balance of Ps. 6 with ERSA as of 06.30.2012 and it includes a balance of Ps. 2,239 with ERSA as of 03.31.2013.
(vii)
Includes an outstanding balance of Ps. 29 and Ps. 52 with ERSA and PAMSA, respectively, as of 06.30.2012. It includes an outstanding balance of Ps. 39 and Ps. 69 with ERSA and PAMSA, respectively, as of 03.31.2013. Correspond to Non-convertible Notes amortization to be accrued.

(viii)
It includes debt incurred to fund the purchase of Soleil Factory net assets (investment property): mortgage loan in the amount of US$ 20.7 million at a fixed rate of 5% due on June 2017; debt incurred to fund the purchase of shares in Zetol S.A. (property for sale): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance may be amortized at the seller’s option in cash upon delivery of units in the buildings to be constructed equal to 12% of the tradable area; and debt incurred to fund the purchase of shares in Nuevo Puerto Santa Fe S.A. (investment property): Financing of US$ 4.5 million paid in nineteen installments through February 2013.

(ix)	Debt for purchase of shares of Arcos del Gourmet S.A. (intangible assets);
(x)
On November 16, 2012, a syndicated loan has been entered into with various bank institutions, including Banco Hipotecario, in the amount of US$ 118 million. Principal of the loan shall be repaid in 9 quarterly consecutive installments. On December 12, 2012, a loan has been entered into with Banco Provincia de Buenos Aires in the amount of Ps. 29 million. Principal will be repaid in 9 consecutive quarterly installments beginning in December 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Borrowings (Continued)

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Nominal value (in millions)	March 31, 2013	June 30, 2012	July 1, 2011
Current
CRESUD NCN Class III due 2012	Unsecured	Ps.	Floating	Badlar + 400 Basic Points	-	-	-	36,314
CRESUD NCN Class IV due 2013	Unsecured	US$	Fixed	7.75%	-	-	18,958	55,503
CRESUD NCN Class V due 2013	Unsecured	Ps.	Floating	Badlar + 375 Basic Points	-	-	70,564	36,177
CRESUD NCN Class VI due 2013 (iv)	Unsecured	US$	Fixed	7.5%	-	-	109,150	33,427
CRESUD NCN Class VII due 2014	Unsecured	US$	Floating	4% + Premium Factor	-	-	9,260	21
Embedded derivative on Cresud Class VII						-	64	-
CRESUD ON Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	(33)	4,966	-
CRESUD ON Class IX due 2014 (v)	Unsecured	Ps.	Floating	Badlar + 300 Basic Points	161	151,808	49,756	-
CRESUD ON Class X due 2014(vi)	Unsecured	US$	Fixed	7.75%	31.5	104,724	(375)	-
CRESUD NCN Class X – 2nd Tranche due 2014	Unsecured	US$	Fixed	7.75%	30	104,481	-	-
CRESUD ON Class XI due 2015 (vii)	Unsecured	Ps.	Floating	Badlar + 375 Basic Points	80.5	(135)	(267)	-
CRESUD ON Class XII due 2014 (vii)	Unsecured	Ps.	Floating	Badlar + 410 Basic Points	102	918	-	-
CRESUD ON Class XIII due 2015 (vii)	Unsecured	US$	Fixed	1.90%	79	(2,021)	-	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.80	150	9,647	23,175	20,960
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50	150	15,985	34,004	30,800
IRSA NCN Class III due 2013	Unsecured	Ps.	Floating	Badlar + 249 Basic Points	153	104,344	102,888	-
IRSA ON Class IV due 2014	Unsecured	US$	Fixed	7.45%	33.8	174,388	38,278	-
APSA NCN due 2014	Unsecured	US$	Fixed	10.00%	50	-	1	3
APSA NCN Class I due 2017	Unsecured	US$	Fixed	8.00%	120	15,323	4,554	4,490
APSA NCN Class II due 2012	Unsecured	Ps.	Fixed	11%	-	-	-	28,879
Bank overdrafts	Unsecured	Ps.	Fixed	11%	-	-	133,064	684,083
Bank overdrafts	Unsecured	US$	Fixed	15.85%	-	-	92,786	3,605
Short term loans	Unsecured	Ps.	Floating	Priv. Banks + 400 Basic Points		-	43,489	26,093
Short term loans	Unsecured	US$	Fixed	3.75%		-	119,716	241,301
Short term loans	Unsecured	US$	Floating	Libor + 300 Basic Points o 6% (the biggest)	15	4,787	90,393	-
Short term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	329	-	-
Short term loans	Unsecured	Ps.	Floating	3.10%	-	-	65,903	58,571
Short term loans	Unsecured	Rs.	Floating	9.54 to 10 TJLP + 1.95 to 3.10		88,580	-	-
Short term loans	Secured	US$	Fixed			-	2,779	-
Short term loans	Unsecured	Ps.	Fixed	15.01%	24	8,933	-	-
Short term loans	Secured	Rs.	Fixed	7.23%	11.9	15,358	24,496	8,048
Short term loans	Secured	Rs.	Floating	-	-	-	6,034	-
Short term loans	Secured	Rs.	Floating	5.5 to 10 TJLP + 1.95 to 3.10	5.4	5,387	-	-
Other short term loans (x)					71.4	71,740	-	-
Seller financing	Unsecured	US$	Fixed	11%		-	18,743	8,900
Seller financing	Secured	US$	Fixed	3.5%	18	12,287	32,122	51,197
Seller financing	Unsecured	Rs.	Floating	IGPM/CDI	102	109,088	91,487	151,431
Other seller - financed debt (vii)						11,965	-	-
Bank overdrafts	Unsecured	Ps.	Fixed		318.2	318,227	-	-
Finance lease obligations	Secured	US$	Fixed	7.5%	0.7	712	1,094	-
Related parties		Ps.	Floating	Badlar		83,476	-	-
Current borrowings						1,410,298	1,187,082	1,479,803
Total borrowings						5,228,051	3,957,169	3,536,047

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Borrowings (Continued)

Notes issued by Cresud

ON Class XII and XIII

On February 22, 2013, the Sixth Series of simple corporate notes was issued in the amount of Ps. 500 million and in two classes.

Class XII Non-Convertible Notes, for a face value of Ps. 102.1 million and falling due 21 months after the issuance date will accrue interest at a variable rate (Badlar plus 410 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in three consecutive equal payments on the 15, 18 and 21 months following the issue date.

Corporate Notes Class XIII, for a nominal value of US$ 79.4 (equal to Ps. 397.9 million) due 27 months following the issue date, shall bear interest at an annual fixed rate of 1.90% payable quarterly in arrears, while the amortization will be paid in two consecutive installments on the 24th and 27th monthly anniversary of the issue date.

APSA

On November 14, 2012, APSA’s Board of Directors approved the subscription of a syndicated loan contract entered into by different banking institutions for the amount of Ps. 118,000. Principal shall be payable in nine quarterly and consecutive installments and shall accrue interest at a fixed annual nominal rate of 15.01%. Interests shall be payable on a monthly basis.

Brasilagro

Our subsidiary Brasilagro raised short and long term financing granted by Banco Itaú and Banco do Nordeste to fund sewing expenses, the development of the Cremaz project and the acquisition of Jaborandi. The Banco de Nordeste and Banco Itaú require that borrower hold deposits in investment mutual funds bearing interest at the interbank certificate of deposit rate (published by CETIP, who provides custodian and depository services) until October 2021 and February 2015, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Taxation

The details of the provision for the Group’s income tax are as follows:

	March 31, 2013	March 31, 2012
Current income tax	(172,986)	(149,267)
Deferred income tax	148,380	107,686
Income tax expense	(24,606)	(41,581)

The gross movement on the deferred income tax account is as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	(549,337)	(746,027)
Exchange differences	16,375	63,582
Acquisition of subsidiaries	(26,103)	-
Charged / (Credited) to the statement of income	148,380	133,108
End of the period / year	(410,685)	(549,337)

The Group did not recognize deferred income tax assets of Ps. 34.7 million and Ps. 48.9 million as of March 31, 2013 and June 30, 2012, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

24.	Taxation (Continued)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	March 31, 2013	March 31, 2012
Tax calculated at the tax rates applicable to profits in the respective countries	102,343	40,304
Permanent differences:
Share of loss of associates and joint ventures	(20,688)	(11,568)
Unrecognized tax losses	(13,824)	13,616
Non-taxable income	(46,897)	8,612
Non-deductible items	3,237	7,451
Non-punishable items	3,168	(8,677)
Others	(2,733)	(8,157)
Income tax expense	24,606	41,581

25.	Dividends

Cash dividends in respect of the year ended as of June 30, 2012 amounted to Ps.120 million, have been approved at the annual general ordinary and extraordinary shareholders’ meeting on October 31, 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

26.	Revenues

	March 31, 2013				March 31, 2012
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Trading property	20,175	-	-	20,175	50,103	-	-	50,103
Crops	-	336,881	-	336,881	-	345,939	-	345,939
Cattle	-	60,048	-	60,048	-	94,565	-	94,565
Milk	-	27,737	-	27,737	-	22,908	-	22,908
Sugarcane	-	120,820	-	120,820	-	87,013	-	87,013
Beef	-	-	126,186	126,186	-	-	97,982	97,982
Supplies	-	32,157	-	32,157	-	18,388	-	18,388
Agriculture products and trading properties	20,175	577,643	126,186	724,004	50,103	568,813	97,982	716,898
Base rent	600,070	15,247	-	615,317	469,362	14,954	-	484,316
Contingent rent	184,351	-	-	184,351	152,966	-	-	152,966
Admission rights	78,339	-	-	78,339	63,872	-	-	63,872
Parking fees	44,981	-	-	44,981	31,966	-	-	31,966
Commissions	28,123	-	-	28,123	29,899	-	-	29,899
Property management fee	25,229	-	-	25,229	18,904	-	-	18,904
Expenses and Collective Promotion Funds	432,043	-	-	432,043	361,716	-	-	361,716
Flattening of tiered lease payments	13,031	-	-	13,031	13,007	-	-	13,007
Others	1,923	-	-	1,923	-	-	-	-
Agricultural services	-	3,965	1,356	5,321	-	5,182	1,874	7,056
Advertising and brokerage fees	-	21,401	-	21,401	-	15,581	-	15,581
Leases and service income	1,408,090	40,613	1,356	1,450,059	1,141,692	35,717	1,874	1,179,283
Other revenue:
Consumer financing	1,100	-	-	1,100	4,169	-	-	4,169
Hotel operations	174,694	-	-	174,694	130,020	-	-	130,020
Others	-	-	-	-	1,950	-	-	1,950
Total group revenue	1,604,059	618,256	127,542	2,349,857	1,327,934	604,530	99,856	2,032,320

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

27.	Costs

	March 31, 2013				March 31, 2012
	Urban properties and investments	Agricultural	Agroindustrial	Total	Urban properties and investments	Agricultural	Agroindustrial	Total
Cost of leases and services	-	4,939	-	4,939	-	442	-	442
Other operative costs	-	4,106	-	4,106	-	3,677	-	3,677
Cost of property operations	-	9,045	-	9,045	-	4,119	-	4,119
Crops	-	746,872	-	746,872	-	614,302	-	614,302
Cattle	-	102,439	-	102,439	-	118,904	-	118,904
Milk	-	53,720	-	53,720	-	42,379	-	42,379
Sugarcane	-	231,536	-	231,536	-	101,791	-	101,791
Beef	-	-	123,427	123,427	-	-	97,742	97,742
Supplies	-	27,858	-	27,858	-	15,844	-	15,844
Agriculture services	-	1,726	2,888	4,614	-	999	12,484	13,483
Brokerage costs	-	17,880	-	17,880	-	14,021	-	14,021
Cost of agricultural sales and services	-	1,182,031	126,315	1,308,346	-	908,240	110,226	1,018,466
Cost of sale of trading properties	10,012	-	-	10,012	20,049	-	-	20,049
Cost from hotel operations	126,234	-	-	126,234	83,940	-	-	83,940
Cost of leases and services	671,446	-	-	671,446	539,485	-	-	539,485
Other costs	841	-	-	841	1,918	-	-	1,918
Total group costs	808,533	1,191,076	126,315	2,125,924	645,392	912,359	110,226	1,667,977

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Expenses by nature

For the nine-month period ended as of March 31, 2013:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	25,874	958	722	1,285	-	134	100	4,462	761	34,296
Depreciation and amortization	155,320	32,163	3,883	354	-	10,851	2,739	8,177	207	213,694
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	7,796	7,796
Advertising, publicity and other selling expenses	86,532	1,632	63	-	-	3,655	-	-	22,298	114,180
Taxes, rates and contributions	47,515	1,270	3,868	1,041	-	-	342	6,276	55,935	116,247
Maintenance and repairs	157,114	4,461	15,242	1,929	34	16,307	721	10,775	46,213	252,796
Fees and payments for services	22,473	54,074	1,861	103	802	969	140	37,415	3,312	121,149
Director´s fees	-	-	-	-	-	-	-	65,875	-	65,875
Salaries and social security expenses	169,149	41,461	24,992	475	3	71,364	2,427	94,933	16,661	421,465
Cost of sale of properties	-	-	-	4,795	-	-	-	-	-	4,795
Food, beverage and lodging expenses	-	-	-	-	-	22,435	-	2,080	505	25,020
Changes in biological assets and agricultural produce	-	432,302	-	-	-	-	-	-	-	432,302
Supplies and labor	-	112,518	572,000	-	-	-	1,104	31	193	685,846
Others	7,464	2,598	3,293	30	6	519	458	20,717	18,408	53,493
Total expenses by nature	671,441	683,437	625,924	10,012	845	126,234	8,031	250,741	172,289	2,548,954

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Expenses by nature (Continued)

For the nine-month period ended as of March 31, 2012:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	22,470	619	1,621	1,543	-	46	160	1,779	726	28,964
Depreciation and amortization	125,013	1,556	29,146	-	17	7,742	1,830	5,997	59	171,360
Allowance for doubtful accounts	-	-13	-	-	-	-	-	-	3,054	3,041
Advertising, publicity and other selling expenses	83,592	1,197	930	-	-	2,578	1	1,032	14,189	103,519
Taxes, rates and contributions	33,462	779	2,618	1,083	-	-	149	4,593	43,448	86,132
Maintenance and repairs	124,888	3,360	14,795	1,342	249	13,896	263	9,506	24,283	192,582
Fees and payments for services	13,660	513	1,898	345	1,612	2,404	350	36,022	2,999	59,803
Director´s fees	-	-	-	-	-	-	-	54,283	-	54,283
Salaries and social security expenses	129,795	25,552	29,025	67	14	42,413	2,291	85,551	13,375	328,083
Cost of sale of properties	-	-	-	15,658	-	-	-	-	-	15,658
Food, beverage and lodging expenses	-	-	-	-	-	14,473	-	2,294	339	17,106
Changes in biological assets and agricultural produce	-	491,418	-	-	-	-	-	-	-	491,418
Supplies and labor	-	91,575	314,512	-	-	-	395	58	85	406,625
Others	6,606	1,590	3,975	11	25	388	480	18,534	27,866	59,475
Total expenses by nature	539,486	618,146	398,520	20,049	1,917	83,940	5,919	219,649	130,423	2,018,049

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

29.	Employee costs

	March 31, 2013	March 31, 2012
Salaries, bonuses and social security costs	404,869	317,347
Shared-based payments	9,736	5,872
Pension costs – defined contribution plan	543	122
Other benefits and expenses	6,317	4,742
	421,465	328,083

30.	Other operating results

	March 31, 2013	March 31, 2012
Gain from purchase of subsidiaries	137,062	-
Gain from commodity derivative financial instruments	12,565	(8,284)
Gain from disposal of other property items	199	169
Recovery of allowances	1,938	3,586
Tax on personal assets	(13,670)	(10,939)
Management fee	1,289	1,191
Contingencies	(18,163)	(8,392)
Donations	(7,930)	(7,458)
Project analysis and assessment	(5,465)	(1,190)
Unrecoverable VAT	(197)	(55)
Loss or recoverable value impairment	-	(87)
Others	(1,942)	2,633
Total other operating results	105,686	(28,826)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

31.	Financial results, net

	March 31, 2013	March 31, 2012
Finance income:
- Interest income	29,804	17,856
- Foreign exchange gains	92,428	67,475
- Dividends income	14,329	9,863
- Gain from derivative financial instruments (except commodities)	42,394	1,037
- Fair value gain on embedded derivatives	78	-
- Fair value gains of financial assets at fair value through profit or loss	179,507	71,870
- Gain on the revaluation of receivables arising from the sale of farmland	4,726	6,343
- Gain from disposal of financial assets	2,057	-
Finance income	365,323	174,444

Finance costs:
- Interest expense	(337,399)	(316,602)
- Foreign exchange losses	(406,954)	(176,238)
- Fair value losses of financial assets at fair value through profit or loss	(17,046)	(15,278)
- Loss from derivative financial instruments (except commodities)	(37,117)	(6,779)
- Fair value losses of embedded derivatives	-	(84)
- Other financial costs	(46,962)	(34,799)
Finance costs	(845,478)	(549,780)
Total financial results, net	(480,155)	(375,336)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

32.	Shared-based payments

Established by the Company and subsidiaries

Equity Incentive Plan

The Group incurred in a charge of Ps. 7.7 million and Ps. 3.8 million for the nine-month period ended March 31, 2013 and 2012, respectively, related to the awards granted under the Equity Incentive Plan.

Movements in the number of equity-settled options outstanding under the Equity Incentive Plan were detailed as follows:

	March 31, 2013	June 30, 2012
A the beginning (1)	1,671,667	-
Granted	1,560,807	1,671,667
Exercised	-	-
Expired	-	-
At the end	3,232,474	1,671,667
(1) It is no defined the number of shares for the plan for the year 2011/2012, yet.

Established only by subsidiary undertakings

Brasilagro Stock Option Plan

For the nine-month period ended March 31, 2013 and 2012, the Group incurred in a charge of Ps. 2.0 million and Ps. 2.1 million, respectively, related to the awards granted under the Brasilagro Stock Option Plan.

Movements in the number of equity-settled options outstanding under the Brasilagro Stock Option Plan were as follows:

	March 31, 2013	June 30, 2012
At the beginning	370,007	370,007
Granted	-	-
Exercised	-	-
Expired	-	-
At the end	370,007	370,007

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions

The following is a summary of the balances with related parties as of March 31, 2013:

Related party	Reference	Description of transaction	Investments in Current financial assets	Trade and other receivables, Non-Current	Trade and other receivables, Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Consultores Asset Management S.A. (CAMSA)	(1)	Reimbursement of expenses	-	-	2,581	-	(41)	-	-
		Management fees	-	-	-	-	(2,639)	-	-
Estudio Zang, Bergel & Viñes	(2)	Legal services	-	-	-	-	-	-	-
		Advances	-	-	740	-	-	-	-
		Advances	-	-	26	-	-	-	-
		Reimbursement of expenses	-	-	50	-	(2)	-	-
		Legal fees	-	-	79	-	(1,816)	-	-
Fundación IRSA	(3)	Reimbursement of expenses	-	-	-	-	-	-	-
		Donations	-	-	-	-	-	-	-
Museo de los Niños	(4)	Reimbursement of expenses	-	-	629	-	(174)	-	-
		Loans	-	-	614	-	-	-	-
Agro-Uranga S.A.	(5)	Dividends receivable	-	-	372	-	-	-	-
		Others	-	-	-	-	(267)	-	-
		Receivables on futures and options	-	-	(142)	-	-	-	-
		Sales of inventories	-	-	925	-	-	-	-
Directors		Reimbursement of expenses	-	-	77	(220)	-	-	-
		Advances	-	-	862	-	-	-	-
		Fees	-	-	-	-	(16,530)	-	-
		CN APSA due 2014	-	-	-	-	-	-	-
		Guarantee deposits	-	-	-	(21)	(72)	-	-
		Others	-	-	-	-	(26)	-	-
Agro Managers S.A.	(5)	Others	-	-	114	-	-	-	-
Inversiones Financieras del Sur S.A.	(6)	Reimbursement of expenses	-	-	6	-	(3)	-	-
		Dividends receivable	-	-	-	-	(44,474)	-	-
		Loans	-	-	32,716	-	-	-	-
Banco Hipotecario S.A.	(7)	Reimbursement of expenses	-	-	312	-	(347)	-	-
		Loans	-	-	-	-	-	(15,600)	(4,293)
		Mortgage bonds	520	-	-	-	-	-	-
		Non-convertible notes	5,021	-	-	-	-	-	-
		Leases	-	-	1	-	-	-	-
		Others	-	-	-	-	(11)	-	-
Cyrsa S.A.	(8)	Reimbursement of expenses	-	-	1,767	-	(309)	-	-
		Loans	-	-	-	-	-	-	(83,476)
Cresca S.A.	(13)	Loans granted	-	45,151	-	-	-	-	-
		Fees	-	-	1,539	-	-	-	-
		Reimbursement of expenses	-	-	44	-	(178)	-	-
		Interests	-	9,676	-	-	-	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

Related party	Reference	Description of transaction	Investments in Current financial assets	Trade and other receivables, Non-Current	Trade and other receivables, Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Tarshop S.A.	(5)	Reimbursement of expenses	-	-	168	-	(216)	-	-
		Leases	-	-	6	-	-	-	-
		Rental	-	-	1,557	-	(49)	-	-
Quality Invest S.A.	(9)	Reimbursement of expenses	-	-	5	-	(38)	-	-
		Loans	-	-	-	-	-	-	-
New Lipstick LLC	(5)	Reimbursement of expenses	-	-	1,446	-	-	-	-
		Capital contribution	-	-	-	-	-	-	-
Lipstick Management LLC	(5)	Reimbursement of expenses	-	-	482	-	-	-	-
IRSA Developments LP	(5)	Reimbursement of expenses	-	-	9	-	-	-	-
		Capital contribution	-	-	-	-	(5)	-	-
Elsztain Managing Partners Ltd.	(11)	Management fees	-	-	-	-	(48)	-	-
Nuevo Puerto Santa Fe S.A.	(10)	Reimbursement of expenses	-	-	780	-	(162)	-	-
		Rent to be accrued	-	-	-	-	(133)	-	-
		Space rentals	-	-	36	-	(28)	-	-
Canteras Natal Crespo S.A.	(10)	Management fee	-	-	547	-	-	-	-
		Constributions to be paid in	-	-	155	-	-	-	-
		Loans	-	-	95	-	-	-	-
		Reimbursement of expenses	-	-	490	-	-	-	-
Baicom Networks S.A.	(10)	Reimbursement of expenses	-	-	14	-	(2)	-	-
		Management fee	-	-	6	-	-	-	-
		Constributions to be paid in	-	-	-	-	-	-	-
		Loans	-	981	-	-	-	-	-
Puerto Retiro S.A.	(10)	Reimbursement of expenses	-	-	158	-	-	-	-
		Loans	-	-	3,777	-	-	-	-
		Others receivables	-	-	3	-	-	-	-
		Capital contributions	-	-	101	-	-	-	-
Dolphin Fund PLC	(12)		142,838	-	-	-	-	-	-
Banco Crédito y Securitización	(5)	Others	-	-	5	-	-	-	-
Austral Gold	(14)	Reimbursement of expenses	-	-	43	-	-	-	-
Boulevard Norte S.A.	(15)	Reimbursement of expenses	-	-	14	-	-	-	-
Total			148,379	55,808	53,209	(241)	(67,570)	(15,600)	(87,769)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2013:

Related party	Reference	Leases	Fees	Sale of goods and services	Income/expenses of shared services	Interest income / (expenses)	Administrative / legal services	Donations	Others
Consultores Asset Management S.A. (CAMSA)	(1)	140	(9,388)	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	(2)	-	(625)	-	-	-	(1,667)	-	-
Fundación IRSA	(3)	-	(1,420)	-	(2)	-	-	-	-
Agro-Uranga S.A.	(5)	-	-	4,631	-	-	-	-	-
Directors		-	(57,529)	-	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	(10)	(27)	-	-	-	-	-	-	794
Inversiones Financieras del Sur S.A.	(6)	-	-	-	-	2,602	-	-	-
Cyrsa S.A.	(8)	-	-	-	-	(5,397)	-	-	-
Tarshop S.A.	(5)	4,271	-	-	234	-	-	-	-
Cresca S.A.	(13)	-	1,034	-	-	3,466	-	-	-
Quality Invest S.A.	(9)	-	-	-	-	10	-	-	2,260
Baicom Networks S.A.	(10)	-	-	-	9	71	-	-	-
Puerto Retiro S.A.	(10)	-	-	-	-	343	-	-	-
Canteras Natal Crespo S.A.	(10)	-	-	-	72	8	-	-	-
Banco Hipotecario S.A.	(7)	-	-	-	-	(1,044)	-	-	(1)
Total		4,384	(67,928)	4,631	313	59	(1,667)	-	3,053

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2012:

Related party	Reference	Leases	Fees	Sale of goods and services	Income/expenses of shared services	Rent Expenses	Administrative / legal services	Interest income / (expenses)	Others	Donations
Consultores Asset Management S.A. (CAMSA)	(1)	117	(7,458)	-	-		(4,612)	-	-	-
Estudio Zang, Bergel & Viñes	(2)	-	-	-	-	-	(2,280)	-	-	-
Fundación IRSA	(3)	-	-	-	-	-	-	-	-	(1,283)
Agro-Uranga S.A.	(5)	-	-	3,004	-	-	-	-	-	-
Directors	-	-	(45,390)	-	-	-	-	(1)	-	-
Inversiones Financieras del Sur S.A.	(6)	-	-	-	-	-	-	548	-	-
Cyrsa S.A.	(8)	-	-	-	-	-	-	-	-	-
Tarshop S.A.	(5)	1,807	-	-	316	-	-	503	(871)	-
Cresca S.A.	(13)	-	-	-	-	-	596	1	-	-
Canteras Natal Crespo S.A.	(10)	-	-	-	36	-	-	4	-	-
Total		1,924	(52,848)	3,004	352	-	(6,296)	1,055	(871)	(1,283)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

(1)
The shareholders of CAMSA are Eduardo S. Elsztain, Group’s shareholder and Chairman of the Board, and Saúl Zang, Vice-Chairman of the Board. CAMSA is an advisory and consulting firm which provides advisory services to the Group. Under the agreement dated November 1994, CAMSA provides the Group with services such as (i) advisory with respect to capital investments in all aspects of agricultural operations, including, among others, sales, marketing, distribution, financing, investments, technology and business proposals; (ii) acts on the Group’s behalf in such transactions, negotiating the prices, conditions, and other terms of each operation; and (iii) advisory regarding securities investments with respect to such operations. The agreement expressly provides that CAMSA may not provide advisory services with respect to transactions that are entirely related to real estate. The Group pays CAMSA an annual fee equal to 10% of the Group’s annual net income after taxes. Under the agreement, the Group is required to reimburse CAMSA normal expenses incurred in performing the services. The agreement is subject to termination by either party upon not less than 60 days prior written notice. If the Group terminates the agreement without cause, the Group must pay CAMSA twice the average of the amounts of the management fee paid for the two preceding fiscal years.

(2)	The Group contracts legal services from Estudio Zang, Bergel & Viñes. One of the partners of the law firm, Saúl Zang is First Vice-Chairman of the Company.
(3)
Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Eduardo S. Elsztain is the Company´s Chairman and also Chairman of IRSA. The Group makes donations to Fundación IRSA in the ordinary course of business as practicable.

(4)
Fundación Museo de los Niños is a charitable non-profit organization created by the same founders of Fundación IRSA and has the same members of the administration committee as Fundación IRSA. Fundación Museo de los Niños acts as special vehicle for the developments of “Museo de los Niños Abasto” and “Museo de los Niños Rosario”, which are interactive learning centers for both children and adults.

(5)	Group’s associate.
(6)
Mr. Eduardo Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and (ii) IFISA, a company incorporated under the laws of Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 30.90% of IFIS capital stock.

The Company entered into a securities loan agreement with IFISA, which granted 4,053,942 Global Depositary Shares, representing 10 ordinary shares with a face value of Ps. 1 per share of IRSA. This loan does not imply the transfer of any politic nor economic right corresponding to the values, which will be held by Cresud. Regarding voting rights, the parties agreed that the Company will grant a power of attorney to IFISA with the respective voting instructions. In respect to dividends, IFISA will transfer the funds to Cresud. The loan accrues interest at a monthly rate equivalent to 3 month LIBOR, plus 150 basis points, and is payable in June 30, 2013.
In addition, on June 18, 2013, the Company entered into a credit facility agreement with IFISA for up to US$ 6 million. The facility accrues interest at an annual rate of 7.75% and is due on November 24, 2012. The parties agree to extend the credit facility term until November 24, 2013 at an annual interest rate of 5.5%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

33.	Related party transactions (Continued)

(7)
The Group’s subsidiary, IRSA, holds an equity interest of 30.51% in BHSA. In the ordinary course of business, IRSA may acquire additional shares of BHSA held by the public or shareholders of the Group such as IFISA.

(8)
Cyrsa S.A. (“Cyrsa”) is a joint venture between IRSA and Cyrela Brazil Realty S.A. Empreendimentos e Participaçoes, a Brazilian corporation, engaged in developing a residential apartment complex known as "Horizons" in the Northern part of Greater Buenos Aires.

(9)
Quality Invest S.A. is a joint venture between the Company and Efesul S.A. (“Efesul”). The Company’s principal asset is the industrial plant owned by Nobleza Piccardo SAIC ("Nobleza"), a major tobacco company in Argentina. The industrial plant is located in San Martin, Province of Buenos Aires, and is suitable for redevelopment into multiple uses.

(10)	Group’s joint venture.
(11)	A company whose directors are shareholders of Cresud.
(12)
Since 1996 the Group has been investing Dolphin Fund PLC, a mutual fund related to the Group’s President. The investment is booked as financial assets at fair value through profit or loss. As of March 31, 2013 the Group’s investments in participating units of Dolphin Fund PLC amounts to Ps. 138.2 million.

(13)
Cresca S.A. (“Cresca”) is a joint venture between the Company and Carlos Casado S.A. (“Casado”) with agriculture operations in Paraguay. The Company provides agricultural advisory services to Cresca under a 10-year agreement, automatically renewal for two additional 10-year periods, and receives management fees as follows: by way of consideration, Cresca must paid to the Group: (a) (i) an amount equal to 12% per annum on the total amount to be paid annually by Cresca for preparing the lands (from natural to productive state) in purpose of agricultural development for the first 41,930 has. and (ii) an amount equal to 10% on the concepts mentioned above from the ha. 41,931 on; and (b) an amount equal to 10% per annum on the gross margin from sales revenue less (i) direct selling expenses (including but not limited to commissions, withholding taxes, freight and any other expense arising for or from sales), (ii) direct production costs, (iii) structure costs and (iv) tax costs. In addition, Cresca entered into an agreement with the Group, which is payable at January, 2014 and bear a fixed interest rate of 12% per annum.

(14)	Related to IFISA.
(15)	Subsidiary of Entertainment Holding, joint venture of APSA.

34.	Subsequent events

- Sale of Hersha’s shares

During April and May, 2013 the Group sold 872,602 ordinary shares of Hersha for a total amount of US$ 5.1 million.

-	Significant sale of investment properties

On May 8, 2013, IRSA signed the transfer deed for the sale of the 17th floor and two parking units of the Building Maipú 1300 and two parking units of the building Libertador 498. The total price of the transaction was Ps. 7.8 million (US$ 1.5 million). Such transaction generated a gain of approximately Ps. 6.3 million.

Brasilagro

On April 25, 2013, the Company sold a total area of 394 hectares, 310 of which represent arable land. The establishment, located in the municipality of Mineros – GO was acquired in 2007 and has a total area of 9,862 hectares, 7,205 of which constitute arable land.

The value of the sale was 248,000 bags for soybean (800 bags per arable hectare) at Rs. 11.7 million (Rs.38,000/ha). The buyer made an initial payment of 36,000 bags of soybean at Rs. 1.7 million, while the remaining balance shall be paid in eight semi-annual installments, the former being due in August 2013 for an amount equivalent to 36,000 bags of soybean, and the last one, upon execution of the deed of conveyance, for an amount equivalent to 25,000 bags of soybean. The Company will continue operating this area until the harvest of planted sugar cane in this planting season.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

34.	Subsequent events (Continued)

Issuance of Non-convertible Notes Class XIV

On May 03, 2013, the Board of Directors approved the Pricing Supplement concerning the issue of Class XIV under Series Seven of simple Corporate Notes (non-convertible into shares) under the Program approved at the Shareholder’s Meeting for up to US$ 300 million. On May 08, 2013, the Argentine Securities and Exchange Commission approved the Pricing Supplement and posted the related Subscription Notice. The dissemination period begins on May 09, 2013 and ends on May 15, 2013 and the public tender will take place on May 16, 2013, and will end on May 17, 2013, in accordance with the Argentine Securities and Exchange Commission's rules.

Below is a detail of the main features of the Corporate Notes:

- Class XIV to be issued in US dollars (but to be paid in and settled in Argentine Pesos, at the applicable exchange rate) for a principal amount of up to US$ 20.0 million expandable by up to US$ 32.0 million, accruing interest at fixed rate. Interest will be paid on a quarterly basis. Principal will be paid in 2 installments on the 54th and the 60th months from the issue date.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
C.U.I.T.: 30-50930070-0
Legal address: Moreno 877 - 23° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries as of March 31, 2013, and the related unaudited condensed interim consolidated statements of income, unaudited condensed interim consolidated statements of comprehensive income for the nine and three-month periods ended March 31, 2013, and the unaudited condensed interim consolidated statements of changes of shareholders’ equity and unaudited condensed interim consolidated statements of cash flows for the nine-month period ended March 31, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2012 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). The IFRS as issued by the International Accounting Standard Board (IASB) were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and incorporated by the National Securities Commission (CNV) to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4.
As mentioned in Note 2.1 to the unaudited condensed interim consolidated financial statements, these unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34. The fiscal year ended June 30, 2013 will be the first year of application of IFRS. The adjustments and other effects of the transition to IFRS are presented in Note 2.4 to these unaudited condensed interim consolidated financial statements. The amounts included in the reconciliations shown in Note 2.4 are subject to change as a consequence of potential changes in IFRS which may occur until June 30, 2013, and should only be considered as final upon issuance of the annual financial statements for the fiscal year ended June 30, 2013.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

5.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

6.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Business Summary (“Reseña Informativa”) and the Additional Information to the notes to the unaudited condensed interim consolidated financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at March 31, 2013, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 2.751.078, which was not callable at that date.

Autonomous City of Buenos Aires, May 17, 2013

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2013 and for the nine-month periods ended March 31, 2013 and 2012

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2013, June 30, 2012 and July 1, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2013	06.30.2012	07.01.2011
ASSETS
Non-current assets
Investment properties	7	25,096	15,995	25,078
Property, plant and equipment	8	378,073	360,329	311,739
Intangible assets	10	19,404	20,151	21,023
Biological assets	11	195,173	181,820	198,997
Investments in subsidiaries, associates and joint ventures	6	2,916,797	2,656,655	2,656,852
Trade and other receivables	13	152,021	159,265	65,078
Investment in financial assets	14	21	21	21
Total Non-current Assets		3,686,585	3,394,236	3,278,788
Current Assets
Trading property	9	4,678	-	-
Biological assets	11	198,543	67,360	89,811
Inventories	12	70,312	116,970	151,241
Trade and other receivables	13	219,890	222,344	262,717
Derivative financial instruments	15	2,577	2,160	4,786
Investment in financial assets	14	164,652	881	-
Cash and cash equivalents	16	33,628	8,194	24,979
Total Current Assets		694,280	417,909	533,534
TOTAL ASSETS		4,380,865	3,812,145	3,812,322
SHAREHOLDERS EQUITY
Share Capital		496,562	496,562	496,562
Treasury Stock……		5,001	5,001	5,001
Inflation adjustment of share capital and treasury stock		65,425	166,218	166,218
Share Premium		773,079	773,079	773,079
Share Warrants		106,264	106,263	106,263
Cumulative Translation Adjustment		12,693	(81,939)	-
Equity-settled compensation		10,785	4,540	1,012
Legal reserve		46,835	42,922	32,293
Others reserves		337,065	389,202	320,064
Retained earnings		780,504	666,611	829,207
Acquisition of subsidiaries		(17,880)	(9,596)	-
TOTAL SHAREHOLDERS EQUITY		2,616,333	2,558,863	2,729,699
LIABILITIES
Non-current liabilities
Trade and other payables	17	1,590	1,863	16,593
Borrowings	20	1,106,869	649,457	204,645
Deferred income tax liabilities	21	13,723	61,025	112,764
Provisions	19	1,502	1,577	1,681
Total Non-current Liabilities		1,123,684	713,922	335,683
Current Liabilities
Trade and other payables	17	226,061	95,966	176,155
Payroll and social security liabilities	18	29,085	38,785	28,393
Borrowings	20	385,690	404,550	541,720
Derivative financial instruments	15	-	59	672
Provisions	19	12	-	-
Total Current Liabilities		640,848	539,360	746,940
TOTAL LIABILITIES		1,764,532	1,253,282	1,082,623
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		4,380,865	3,812,145	3,812,322

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President II acting as President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1, 2012 and 2011 and January 1, 2013 and 2012, respectively and ended March 31, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Nine months		Three months
	Note	2013	2012	2013	2012
Revenues	23	293,903	333,149	58,061	99,294
Costs	24	(468,240)	(464,487)	(142,309)	(143,346)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest		304,176	227,180	166,347	91,839
Changes in net realizable value of agricultural produce after harvest		12,866	4,130	539	1,589
Gross Profit		142,705	99,972	82,638	49,376
General and administrative expenses	25	(39,128)	(33,739)	(12,423)	(10,804)
Selling expenses	25	(58,878)	(57,314)	(10,845)	(19,308)
Management fees		(9,388)	(7,458)	(2,637)	(2,846)
Other operating loss net	27	(9,860)	(12,873)	(2,558)	(6,493)
Profit / (Loss) from Operations		25,451	(11,412)	54,175	9,925
Share of profit of subsidiaries, associates and joint ventures	6	184,913	98,316	27,955	54,327
Profit Before Financing and Taxation		210,364	86,904	82,130	64,252
Finance income	28	30,776	18,941	13,469	5,250
Finance costs	28	(203,951)	(138,704)	(74,612)	(53,906)
Financial results, net	28	(173,175)	(119,763)	(61,143)	(48,656)
Profit / (Loss) Before Income Tax		37,189	(32,859)	20,987	15,596
Income tax gain	21	47,302	35,976	2,744	8,233
Profit for the period		84,491	3,117	23,731	23,829

Profit per share for the period:
Basic		0.17	0.01	0.05	0.05
Diluted		0.15	0.01	0.04	0.04

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.
Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President II acting as President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1, 2012 and 2011 and January 1, 2013 and 2012, respectively and ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Nine months		Three months
	2013	2012	2013	2012
Profit for the period	84,491	3,117	22,269	23,829
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	102,963	(42,324)	54,726	29,675
Other Comprehensive income / (loss) for the Period (i)	102,963	(42,324)	54,726	29,675
Total comprehensive income / (loss) for the Period	187,454	(39,207)	76,995	53,504

(i)	Items included in other comprehensive income do not generate any impact on the income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President II acting as President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation Adjustment of Share Capital and Treasury Stock	Share Premium	Share Warrants	Subtotal	Acquisition of subsidiaries	Cumulative Translation Adjustment	Equity-settled compensation	Legal Reserve	Other reserves	Retained Earnings	Total shareholders’ equity
Balance at July 1, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(9,596)	(81,939)	4,540	42,922	389,202	666,611	2,558,863
Profit for the period	-	-	-	-		-	-	-	-	-	-	84,491	84,491
Others comprehensive income for the period	-	-	-	-		-	-	102,963	-	-	-	-	102,963
Total comprehensive income for the period	-	-	-	-		-	-	102,963	-	-	-	84,491	187,454
Shareholders Meeting held on 10/31/12:
- Legal reserve	-	-	-	-	-	-	-	-	-	3,913		(3,913)	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	(52,137)	52,137	-
- Appropriation of retained earnings	-	-	(100,793)	-	-	(100,793)	-	-	-	-	-	100,793	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(120,000)	(120,000)
Acquisition of subsidiaries	-	-	-	-	-	-	(8,284)	-	-	-	-	-	(8,284)
Equity-settled compensation	-	-	-	-	-	-	-	-	6,245	-	-	-	6,245
Exercise of warrants	-	-	-	-	1	1	-	-	-	-	-	-	1
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	385	385
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(8,331)					(8,331)
Balance at March 31, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(17,880)	12,693	10,785	46,835	337,065	780,504	2,616,333

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President II acting as President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation Adjustment of Share Capital and Treasury Stock	Share Premium	Share Warrants	Subtotal	Acquisition of subsidiaries	Cumulative Translation Adjustment	Equity -settled compensation	Legal Reserve	Other reserves	Retained Earnings	Total shareholders’ equity
Balance at July 1, 2011	496,562	5,001	166,218	773,079	106,263	1,547,123	-	-	1,012	32,293	320,064	829,207	2,729,699
Profit for the period	-	-	-	-	-	-	-	-	-	-	-	3,117	3,117
Other comprehensive loss for the period	-	-	-	-	-	-	-	(42,324)	-	-	-	-	(42,324)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	(42,324)	-	-	-	3,117	(39,207)
Equity-settled compensation	-	-	-	-	-	-	-	-	3,509	-	-	-	3,509
Legal Reserve	-	-	-	-	-	-	-	-	-	10,629	-	(10,629)	-
Reserve for new developments	-	-	-	-	-	-	-	-	-	-	69,138	(69,138)	-
Acquisition of subsidiaries	-	-	-	-	-	-	(16,840)	-	-	-	-	-	(16,840)
Dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	(63,800)	(63,800)
Unpaid expired dividends	-	-	-	-	-	-	-	-	-	-	-	2,301	2,301
Balance at March 31, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(16,840)	(42,324)	4,521	42,922	389,202	691,058	2,615,662

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President II acting as President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2013	03.31.2012
Operating activities:
Cash used in operations	16	(13,955)	(12,392)
Income tax paid		-	(6,769)
Net cash used in operating activities		(13,955)	(19,161)
Investing activities:
Acquisition of subsidiaries, associates and joint ventures	4	(7,924)	(170,423)
Capital contribution to subsidiaries, associates and joint ventures	6	(78,987)	-
Purchases of investment properties	7	(1,686)	-
Purchases of property, plant and equipment	8	(37,845)	(43,418)
Proceeds from sale of property, plant and equipment		1,758	828
Purchase of intangible assets	10	(43)	-
Payment of investment in financial assets		(449,585)	(731)
Proceeds from disposals of Investment in financial assets		290,903	-
Loans granted to subsidiaries, associates and joint ventures		(18,245)	(38,530)
Loans repayments received from subsidiaries, associates and joint ventures		30,000	525
Dividends received		119,167	136,697
Net cash used in investing activities		(152,487)	(115,052)
Financing activities:
Proceeds from issuance of non-convertible bonds, net of expenses		634,597	246,869
Payment of non-convertible notes		(223,197)	(62,830)
Dividend payments		(52,946)	(63,800)
Proceeds from borrowings, net of expenses		110,698	233,752
Repayments of borrowings		(188,421)	(163,643)
Proceeds from borrowings from subsidiaries, associates and joint ventures		(186)	105,625
Payments of borrowings from subsidiaries, associates and joint ventures		-	(108,015)
Proceeds from warrants		1	-
Payment of seller financing		(107)	-
Interest paid		(88,996)	(64,393)
Net Cash flows provided by financing activities		191,443	123,565
Net increase (decrease) in cash and cash equivalents		25,001	(10,648)
Cash and cash equivalents at beginning of period	16	8,194	24,979
Foreign exchange gain on cash and cash equivalents		433	180
Cash and cash equivalents at end of period		33,628	14,511

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Alejandro G. Elsztain
Alejandro G. Elsztain
Vice-President II acting as President

6

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

1.	General information

1.1	Company’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 17, 2013.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”)

2.1.	Basis of preparation and transition to RT 26

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Company is required to adopt IFRS as from the fiscal year beginning July 1, 2012, being these financial statements the first interim financial statements for the nine-month periods prepared under IFRS. The Company’s transition date for the adoption of IFRS as defined by IFRS 1, First time adoption of IFRS, is July 1, 2011.

The Unaudited Condensed Interim Separate Financial Statements of the Company for the nine-month periods ended March 31, 2013 and 2012 have been prepared in accordance with RT 26 of F.A.C.P.C.E., adopted by CNV. This Technical Resolution differs from International Accounting Standard (IAS) 34, Interim Financial Reporting, issued by IASB, in reference to the accounting measurement criteria of the investments in subsidiaries, joint ventures and associates, which are accounted for under the equity method described by IAS 28 “Investments in Associates”. This criterion differs from the provisions of paragraph 38 of IAS 27 “Separate Financial Statements”, whereby such investments are measured at cost or fair value.

7

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with the accounting policies that the Company expects to adopt in its annual consolidated financial statements as of June 30, 2013. The accounting policies are based on IFRSs issued by the IASB and the interpretations issued by the IFRS Interpretation Committee (“IFRIC”) that the Company expects to become applicable on such date.

The separate consolidated financial statements of the Company were prepared in accordance with the Argentine accounting standards (Argentine GAAP) in force, which differ from IFRS in some areas. To prepare these Unaudited Condensed Interim Separate Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine accounting standards in order comply with the IFRS.

Comparative figures and figures as of the transition date (July 1, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity figures of separate financial statements prepared in accordance with the Argentine GAAP on the transition date (July 1, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (March 31, 2012) and the statement of income and other comprehensive income figures for the fiscal year ended June 30, 2012 and for the nine-month period ended as of March 31, 2012, and those presented in accordance with the RT 26 in these Unaudited Condensed Interim Separate Financial Statements, as well as the effects of the adjustments to cash flow.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual financial statements of the Company as of June 30, 2012 prepared in accordance with Argentine accounting standards in force. Exhibit I included in Unaudited Condensed Interim Separate Financial Statement as of September 30, 2012, present additional information as of June 30, 2012 and July 1, 2011 under IFRS which is considered necessary to understand these Unaudited Condensed Interim Separate Financial Statements. Therefore, these Unaudited Condensed Interim Separate Financial Statements should be read together with the Unaudited Condensed Interim Separate Financial Statements as of September 30, 2012. Figures corresponding to Statement of Financial Position, Statement of Income, Statement of Changes in Shareholders’ Equity and Statement of Cash Flow under IFRS for the fiscal year ended as of June 30, 2012 and figures corresponding to Statement of Financial Position as of July 1, 2011 are detailed in Note 2.3 of these Unaudited Condensed Interim Separate Financial Statements. These Unaudited Condensed Interim Separate Financial Statements are expressed in thousands of Argentine Pesos.

The Unaudited Condensed Interim Separate Financial Statements for the nine-month periods ended as of March 31, 2013 and 2012 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the nine-month periods ended March 31, 2013 and 2012 do not necessarily reflect proportionally the Company´s results for the complete fiscal year.

8

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the “FACPCE” and Resolutions of the CNV. IAS 1 Presentation of Financial Statements requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to Technical Resolutions No. 26 has resulted in the Company changing the format of its Statement of Income, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2.           Initial elections upon adoption of Technical Resolution No. 26 (“RT 26”)

As a general rule, the Company is required to establish its IFRS accounting policies for the year ended as of June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions and exceptions afforded by IFRS 1.

In Notes 2.2. and 2.3. to the Unaudited Condensed Interim Consolidated Financial Statements of the Company indicates the exemptions and exceptions that are applicable in IFRS 1 and that have been applied in the transition from Argentine GAAP to RT 26.

2.3.	Reconciliations of Argentine GAAP to Technical Resolution No. 26 (“RT 26”)

In accordance with the requirements of Technical Resolution No. 26 and No. 29 of FACPCE., set out below are the reconciliations of shareholders’ equity in accordance with Argentine GAAP and RT 26 as of June 30, 2012, as of March 31, 2012 and as of July 1, 2011, and the reconciliations of comprehensive income and cash flows for the year ended as of June 30, 2012 and for the nine-month period ended as of March 31, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under RT 26 for the first time as of and for the year ended June 30, 2013 are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

The first reconciliation provides an overview of the impact on equity of the transition as of July 1, 2011, as of March 31, 2012 and as of June 30, 2012 (Note 2.3.1). The second reconciliation provides an overview of the impact on net income for the nine-month period ended as of March 31, 2012 and for the fiscal year ended as of June 30, 2012 (Note 2.3.2). The third reconciliation provides an overview of the impact on comprehensive income for the nine-month period ended as of March 31, 2012 and for the fiscal year ended as of June 30, 2012 (Note 2.3.3).

9

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.1.	Summary of equity

		July 1, 2011	March 31, 2012	June 30, 2012
Shareholders’ equity under Argentine GAAP		2,101,681	2,078,351	2,063,281
Biological assets and agriculture produce at the point of harvest	(a)	30,411	(146)	1,506
Inventories	(b)	(6,313)	(4,973)	(5,233)
Pre-operating and organization expenses	(c)	(769)	(543)	(684)
Goodwill	(d)	361,326	329,493	319,255
Commodity linked debt	(e)	97	(118)	72
Present value accounting - tax credits	(f)	3,414	1,658	5,014
Investment in subsidiaries, associates and joint ventures	(g)	249,711	206,943	168,454
Acquisition of subsidiaries	(h)	-	3,758	9,379
Amortization of cost of borrowing	(i)	-	276	261
Settlement of Brasilagro warrants	(j)	-	-	(2,706)
Deferred income tax	(k)	(9,859)	963	264
Shareholders’ equity under RT 26		2,729,699	2,615,662	2,558,863

2.3.2.	Summary of profit / (loss)

		Nine months	Three months
		March 31, 2012	March 31, 2012	June 30, 2012
Net comprehensive income under Argentine GAAP		74,306	27,606	78,263
Biological assets and agriculture produce at the point of harvest	(a)	(30,558)	(2,089)	(28,905)
Inventories	(b)	1,340	1,207	1,080
Pre-operating and organization expenses	(c)	226	74	85
Goodwill	(d)	(31,227)	(21,415)	(41,029)
Commodity linked debt	(e)	(215)	(218)	(25)
Present value accounting - tax credits	(f)	(1,755)	(612)	1,600
Investment in subsidiaries, associates and joint ventures	(g)	(20,098)	18,429	(42,782)
Amortization of cost of borrowing	(i)	276	276	261
Deferred income tax	(k)	10,822	504	10,123
Net comprehensive income / loss under RT 26		3,117	23,762	(21,329)

2.3.3.	Summary of other comprehensive income

		Nine months	Three months
		March 31, 2012	March 31, 2012	June 30, 2012
Other comprehensive (loss) / income under Argentine GAAP		(29,884)	33,216	(58,692)
Goodwill	(d)	(606)	289	(1,041)
Investments in subsidiaries	(g)	(11,834)	(3,830)	(22,206)
Other comprehensive (loss) / income under Argentine RT 26		(42,324)	29,675	(81,939)

10

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.4.	Reconciliation of cash flows for the nine-month periods ended March 31, 2012

Based on IAS 7 ‘Statement of Cash Flows’ requirements, the Company has made various reclassifications between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

(a)	Operating activities

Cash generated from operating activities under Argentine GAAP	(18,153)
Proceeds from sale of properties, plant and equipment	(828)
Exchange gains on cash and cash equivalents	(180)
Cash generated from operating activities under RT 26	(19,161)

(b)	Investing activities

Cash used in investing activities under Argentine GAAP	(113,609)
Sale of properties, plant and equipment	828
Cash incorporated by merger	(2,271)
Cash used in investing activities under RT 26	(115,052)

(c)	Net increase in cash and cash equivalents

Net increase in cash and cash equivalents under Argentine GAAP	(8,197)
Exchange differences on cash and cash equivalents	(180)
Cash incorporated by merger	(2,271)
Net increase in cash and cash equivalents under RT 26	(10,648)

2.3.5.	Reconciliation of cash flows for the year ended June 30, 2012

(a)	Operating activities

Cash generated from operating activities under Argentine GAAP	12,176
Proceeds from sale of properties, plant and equipment	(40,051)
Cash used in operating activities under RT 26	(27,875)

11

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(b)	Investing activities

Cash used in investing activities under Argentine GAAP	(173,480)
Proceeds from sale of properties, plant and equipment	40,051
Cash used in investing activities under RT 26	(133,429)

2.3.6.	Presentation reclassifications affecting the statement of cash flows for the nine-month period ended as of March 31, 2012 and for the year ended as of June 30, 2012

Under the Argentine GAAP, the effect of exchange rate changes on cash and cash equivalents were disclosed as operating activities and not by presenting a fourth cash flows statement category as required by RT 26.

Pursuant to Argentine GAAPs, collected from the sale of property, plant and equipment (including properties classified as investment property under RT No. 26) was reported as operating activities. In accordance with RT No. 26, collected from the sale of property, plant and equipment are reported as investment activities.

Thus, cash flows generated by or used in operating, investment and financing activities were different in the statement of cash flow prepared under Argentine GAAP.

2.3.7.	Explanation of the transition to IFRS

Argentine GAAP differs in certain significant respects from RT No. 26. Such differences involve methods of measuring the amounts shown in the financial statements, as further described below:

(a)	Biological assets and agriculture produce at the point of harvest

This adjustment is consistent with the one described in Note 2.4.7.(c) to the Unaudited Condensed Interim Consolidated Financial Statements for the nine-month periods ended as of March 31, 2013 and 2012. The Company adjusted all of its biological assets on the statement of financial position at fair value less costs to sell for an amount of Ps. 30.4 million, Ps. 0.2 million loss and Ps. 1.5 million as of July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012, the Company recognized an amount of Ps. 30.6 million in the statement of income, and the remaining amount of Ps. 30.4 million against retained earnings. For the year ended June 30, 2012, the Company recognized an amount of Ps. 28.9 million in the statement of income and the remaining amounts of Ps. 30.4 million against retained earnings.

12

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(b)	Inventories

This adjustment is consistent with the one described in Note 2.4.7.(d) to the Unaudited Condensed Interim Consolidated Financial Statements for the nine-month period ended as of March 31, 2013 and 2012. The Company reduced inventories by Ps. 6.3 million, Ps. 5.0 million and Ps. 5.2 million as of July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012, the Company recognized a gain for an amount of Ps. 1.3 million in the statement of income and the remaining amounts of Ps. 6.3 million against retained earnings. For the fiscal year ended as of June 30, 2012, the Company recognized a gain for an amount of Ps. 1.1 million in the statement of income and an amount of Ps. 6.3 million against retained earnings.

(c)	Pre-operating and organization expenses

This adjustment is consistent with the one described in Note 2.4.7.(f) to the Unaudited Condensed Interim Consolidated Financial Statements for the nine-month period ended as of March 31, 2013 and 2012. As of July 1, 2011 the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP were derecognized for an amount of Ps. 0.8 million (March 31, 2012: Ps. 0.5 million; June 30, 2012: Ps. 0.7 million) of intangible assets. As of July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012, the Company recognized a gain for an amount of Ps. 0.2 million in the statement of income and the remaining amount of Ps. 0.7 million against retained earnings. For the year ended June 30, 2012 the Company recognized a loss for an amount of Ps. 0.1 million in the statement of income and the remaining amount of Ps. 0.8 million against retained earnings.

(d)	Goodwill

This adjustment is consistent with the one described in Note 2.4.7.(g) to the Unaudited Condensed Interim Consolidated Financial Statements for the nine-month period ended as of March 31, 2013 and 2012. The balances of negative goodwill included in the balances of investment in subsidiaries, associates and joint venture in the statement of financial position under Argentine GAAP were derecognized under RT 26 for an amount of Ps. 361.3 million, Ps. 329.0 million and Ps. 319.3 million as of July 1, 2011, March 31, 2012 and June 30, 2012 respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012, the Company recognized: (i) a loss for Ps. 31.2 million in the statement of income, (ii) a loss for an amount Ps. 0.6 million against comprehensive income and (iii) the remaining amounts of Ps. 361.3 million against retained earnings. For the year ended as of June 30, 2012, the Company recognized (i) a loss for Ps. 41.0 million in the statements of income, (ii) a loss for an amount Ps. 1.0 million against comprehensive income and (iii) the remaining amounts of Ps. 361.3 million against retained earnings.

13

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(e)	Commodity linked debt

This adjustment is consistent with the one described in Note 2.4.7.(k) to the Unaudited Condensed Interim Consolidated Financial Statements for the nine-month period ended as of March 31, 2013 and 2012. The Company adjusted borrowings for an amount of Ps. 0.1 million, Ps. 0.5 million and Ps. 0.1 million loss as of July 1, 2011, March 31, 2012 and June 30, 2012 respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012 an amount of Ps. 0.1 million was recognized against retained earnings and an amount of Ps. 0.2 million (loss) was recognized in the statement of income. For the fiscal year ended as of June 30, 2012, was recognized an amount of Ps. 0.1 million against retained earnings and a loss of Ps. 0.02 million in the statement of income.

(f)	Present value accounting - tax credits

This adjustment is consistent with the one described in Note 2.4.7.(m) to the Unaudited Condensed Interim Consolidated Financial Statements for the nine-month period ended as of March 31, 2013 and 2012. The Company eliminated the effect of discounting tax credits for an amount of Ps. 3.4 million, Ps. 1.6 million and Ps. 5.0 million as of July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended as of March 31, 2012 was recognized an amount of Ps. 3.4 million against retained earnings and a loss of Ps. 1.8 million in the statement of income. For the fiscal year ended as of June 30, 2012, an amount of Ps. 3.4 million was recognized against retained earnings and an amount of Ps. 1.6 million gains was recognized in the statement of income.

(g) Impact of RT 26 adjustments on investment in subsidiaries, associates and joint ventures

Argentine GAAP - Investments in entities in which the Company exercises control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applied its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

RT 26 – As in mentioned in Note 2.1 the Company also accounts for these investments under the equity method of accounting. However, the Company has assessed the impact of RT 26 adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

14

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

A description of the most significant RT 26 adjustments to the Shareholders’ equity, net income of subsidiaries is included in Notes 2.4.7.(a), (b), (c), (d), (e), (f), (g), (h), (i), (j), (l), (m), (n), (o), (p), (r), (t), (u) and (v) to the Unaudited Condensed Interim Consolidated Financial Statements.

As a result, the net equity of the subsidiaries, associates and joint ventures was increased by Ps. 249.7 million, Ps. 206.9 million and Ps.168.5 million as of July 1, 2011, March 31, 2012 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended March 31, 2012, (i) the amount of Ps. 249.7 million was recognized against retained earnings, (ii) an amount of Ps. 11.8 million loss was recognized as comprehensive income, (iii) an amount of Ps. 20.2 million loss was recognized in the statement of income and (iv) Ps. 10.8 million were recognized as a debit in the statements in shareholder´s equity. For the fiscal year ended as of June 30, 2012, (i) the amount of Ps. 249.7 million were recognized against retained earnings, (ii) an amount of Ps. 22.2 million loss were recognized against comprehensive income, (iii) an amount of Ps. 42.8 million loss were recognized in the statement of income and (iv) Ps. 16.2 million were recognized as a debit in the statements in shareholders’ equity.

(h)	Acquisition of subsidiaries

This adjustment is consistent with the one described in Note 2.4.7.(p) to the Unaudited Condensed Interim Consolidated Financial Statements for the nine-month period ended as of March 31, 2013 and 2012. As of March 31, 2012, the Company recognized a credit of Ps. 3.8 million in equity. Additionally, as of June 30, 2012 the Company recognized a credit of Ps. 9.4 million in shareholders’ equity.

(i)	Amortization of transaction costs of borrowings

This adjustment is consistent with the one described in Note 2.4.7.(r) to the Unaudited Condensed Interim Consolidated Financial Statements for the nine-month period ended as of March 31, 2013 and 2012. The Company recognized a gain for the difference in amortization of transaction costs on borrowings for an amount of Ps. 0.3 million as of June 30, 2012 and March 31, 2012 in the statements of income.

(j)	Settlement of Brasilagro warrants

This adjustment is consistent with the one described in Note 2.4.7.(s) to the Unaudited Condensed Interim Consolidated Financial Statements for the nine-month period ended as of March 31, 2013 and 2012. The Company writes off the assets for an amount of Ps. 2.7 million as of June 30, 2012, against a deduction in the shareholders’ equity.

15

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(k)	Deferred tax

This adjustment is consistent with the one described in Note 2.4.7. (u) to the Unaudited Condensed Interim Consolidated Financial Statements for the nine-month period ended as of March 31, 2013 and 2012. The Company has assessed the impact of all RT 26 adjustments on deferred income taxes. As a result, the Company recognized an adjustment to deferred income taxes of Ps. 9.9 million, Ps. 0.9 million and Ps. 0.3 million as of July 1, 2011, March 31, 2012 and June 30, 2012 respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the nine-month period ended March 31, 2012 an amount of Ps. 9.9 million was recognized against retained earnings and an amount of Ps. 10.8 million gain was recognized in the statement of income. For the period ended June 30, 2012 were recognized an amount of Ps. 9.9 million against retained earnings and an amount of Ps. 10.1 million gain was recognized in the statement of income.

2.4.	Significant Accounting Policies

The principal accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under IFRSs as of June 30, 2012, (which are stated in Exhibit I), and are based upon such IFRSs expected to be in force as of June 30, 2013 (except for the recognition criteria of investments in subsidiaries, jointly-controlled entities and associates), as described in Note 2.1. The most significant accounting policies are described in Exhibit I.

2.5.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the annual financial statements relative to the year ended June 30, 2012 described in Exhibit I.

16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

3.	Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

4.	Acquisitions and disposals

See summary of acquisition and disposal of the Company for the nine-month period ended as of March 31, 2013 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.	Financial risk management

5.1.	Financial risk

The Company’s activities are exposed to several financial risks, namely: market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Exhibit I provides information on financial risk management as of June 30, 2012 and July 1, 2011. Since June 30, 2012 there have been no changes in the risk management or risk management policies applied by the Company.

5.2.	Fair value estimates

Since June 30, 2012 there have been no reclassifications of financial assets.

Additionally, since June 30, 2012 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost), nor any transfers between the different hierarchies used to assess the fair value of the Company's financial instruments.

17

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

6.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for each subsidiary, associate and joint venture for the nine-month period ended as of March 31, 2013 and for the fiscal year ended as of June 30, 2012:

	March 31, 2013	June 30, 2012
Beginning of the period / year	2,656,655	2,645,821
Acquisition of subsidiaries (1)	(360)	160,257
Capital contribution	78,989	76,659
Disposal of subsidiaries	-	(26,004)
Share of profit, net	184,913	77,421
Exchange differences	111,233	(81,941)
Share-based payments reserve	4,534	2,749
Dividends distributed	(119,552)	(200,607)
Reimbursement of expired dividends	385	2,300
End of the period / year	2,916,797	2,656,655

(1)	It includes a reserve for changes in equity interest in subsidiaries.

See changes in Company’s investment in associates and joint ventures for the nine-month periods ended as of March 31, 2013 and 2012 in Notes 8 and 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

7.	Investment properties

Changes in Company’s investment properties for the nine-month period ended as of March 31, 2013 and for the fiscal year ended as of June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	15,995	25,078
Additions	1,686	616
Reclassifications of Property, plant and equipment	8,565	1,873
Reclassifications to trading properties	(811)	-
Disposals	(77)	(11,256)
Depreciation charge (i)	(262)	(316)
End of the period / year	25,096	15,995

(i)	Depreciation charges of investment property were included in “Costs” in the Statement of Income. (Note 24).

18

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

7.	Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	March 31, 2013	March 31, 2012
Rental and service income	17,128	20,152

8.	Property, plant and equipment

Changes in Company’s property, plant and equipment (“PPE”) for the nine-month period ended as of March 31, 2013 and for the fiscal year ended as of June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	360,329	311,739
Additions	38,005	60,422
Reclassifications to investment properties	(8,565)	(1,873)
Reclassifications to trading properties	(3,818)	-
Disposals	(1,786)	(2,195)
Depreciation charge (i)	(6,092)	(7,764)
End of the period / year	378,073	360,329

(i)
For the nine-month period ended as of March 31, 2013, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 303 under the line item “General and administrative expenses” and Ps. 23 under the line item “Selling expenses” and Ps. 5,766 under the line item “Cost” in the Statement of Income. For the fiscal year ended June 30, 2012, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 479 under the line item “General and administrative expenses” and Ps. 5,789 under the line item “Cost” in the Statement of Income.

9.	Trading properties

Changes in Company’s trading properties for the nine-month period ended as of March 31, 2013 and for the fiscal year ended as of June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	-	-
Reclassifications from investment properties and PPE	4,678	-
End of the period / year	4,678	-

19

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

10.	Intangible assets, net

Changes in Company’s intangible assets for the nine-month period ended as of March 31, 2013 and for the fiscal year ended as of June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	20,151	21,023
Additions	43	86
Amortization charge (i)	(790)	(958)
End of the period / year	19,404	20,151

(i)	Amortization charges are included in “General and administrative expenses” in the Statement of Income. There are no impairment charges for any of the periods presented.

11.	Biological assets

Changes in Company’s biological assets for the nine-month period ended as of March 31, 2013 and for the fiscal year ended as of June 30, 2012 were as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	249,180	288,808
Increase due to purchases	456	17,296
Initial recognition and changes in fair value of biological assets	277,863	303,857
Decrease due to harvest	(86,798)	(235,550)
Decrease due to sales	(46,037)	(123,607)
Decrease due to consumption	(948)	(1,624)
End of the period / year	393,716	249,180

20

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

11.           Biological assets (Continued)

Biological assets as of March 31, 2013, June 30, 2012 and July 1, 2011 were as follows:

	Classification	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
Cattle for dairy production	Production	26,133	25,894	22,269
Breeding cattle	Production	160,049	146,169	168,731
Other cattle	Production	-	6,939	4,297
Others biological assets	Production	8,991	2,818	3,700
Non-current biological assets		195,173	181,820	198,997
Current
Cattle for dairy production	Consumable	174	93	5
Cattle for sale	Consumable	27,309	36,116	41,840
Others biological assets	Consumable	716	757	506
Crops	Consumable	170,344	30,394	47,460
Current biological assets		198,543	67,360	89,811
Total biological assets		393,716	249,180	288,808

12.	Inventories

Company’s inventories as of March 31, 2013, June 30, 2012 and July 1, 2011 were as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Current
Crops	24,211	73,776	95,501
Materials and inputs	36,543	29,927	47,939
Seeds and fodders	9,558	13,267	7,801
Total inventories	70,312	116,970	151,241

21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

13.	Trade and other receivables

Company’s trade and other receivables as of March 31, 2013, June 30, 2012 and July 1, 2011 were as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
VAT receivables	20,385	16,189	19,813
Minimum Presumed Income Tax	58,574	53,072	45,265
Non-current other receivables	78,959	69,261	65,078
Related parties (Note 30)	73,062	90,004	-
Non-current trade and other receivables	152,021	159,265	65,078
Current
Receivables from sale of agricultural products and services	20,543	45,671	46,669
Deferred checks received	9,413	7,983	4,929
Debtors under legal proceedings	314	322	322
Less: allowance for doubtful accounts	(387)	(474)	(619)
Trade receivables	29,883	53,502	51,301
Advanced leases	38,887	17,938	23,913
VAT receivables	6,200	5,873	9,126
Income tax prepayments	14,125	13,744	10,885
Loans	2,430	-	-
Gross sales tax credit	4,108	5,886	3,448
Other tax receivables	2,834	1,509	436
Advance payments	1,456	2,330	1,298
Expenses and services to recover	3,394	3,616	7,235
Others	149	954	4,048
Current other receivables	73,583	51,850	60,389
Related parties (Note 30)	116,424	116,992	151,027
Current trade and other receivables	219,890	222,344	262,717
Total trade and other receivables	371,911	381,609	327,795

Movements on the Company’s allowance for doubtful accounts is as follows:

	March 31, 2013	June 30, 2012
Beginning of the period / year	474	619
Charge	10	192
Unused amounts reversed / uses	(97)	(337)
End of the period / year	387	474

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 25). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

22

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

14.	Investment in Financial Assets

Company’s investments in financial assets as of March 31, 2013, June 30, 2012 and July 1, 2011 were as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
Shares	21	21	21
Total Non-Current	21	21	21

Current
Corporate bonds	21,620	-	-
Argentine government bonds	608	-	-
Mutual funds	142,424	881	-
Total Current	164,652	881	-
Total Investment in Financial Assets	164,673	902	21

15.	Derivative financial instruments

Derivative financial instruments of the Company as of March 31, 2013, June 30, 2012 and July 1, 2011 are as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Assets
Current
Commodities	2,577	1,202	2,919
Swaps	-	958	1,867
Total Current	2,577	2,160	4,786
Total Assets	2,577	2,160	4,786

Liabilities
Current
Commodities	-	(59)	(672)
Total Current	-	(59)	(672)
Total liabilities	-	(59)	(672)

Additionally, the Company holds certain embedded derivative financial instruments related to borrowings. See Note 20 for further details.

23

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of March 31, 2013, June 30, 2012 and July 1, 2011:

	March 31, 2013	June 30, 2012	July 1, 2011
Cash at bank and on hand	17,286	8,136	5,886
Mutual funds	43	58	19,093
Time deposits	16,299	-	-
Total cash and cash equivalents	33,628	8,194	24,979

Following is a detailed description of cash flows used in the Company’s operations for the nine-month period ended as of March 31, 2013 and 2012.

	March 31, 2013	March 31, 2012
Profit for the period	84,491	3,117
Adjustments for:
Income tax expense	(47,302)	(35,976)
Depreciation	6,354	6,124
Amortization	790	338
Gain from disposal of property, plant and equipment	(102)	-
Release of properties, plant and equipment	28	-
Shared-based payments	1,711	969
Unrealized loss on derivative financial instruments	3	5,781
Changes in fair value of financial assets at fair value through profit or loss	(5,019)	13
Accrued interest, net	82,043	76,660
Unrealized initial recognition and changes in fair value of biological assets and agricultural produce	(220,538)	(295,663)
Changes in net realizable value of agricultural produce after harvest	(12,866)	(4,130)
Provisions and allowances	4,117	5,191
Share of (profit) / loss of Investment in subsidiaries, associates and joint ventures	(184,913)	(98,316)
Unrealized foreign exchange loss, net	114,586	40,199
Changes in operating assets and liabilities
Decrease in biological assets	75,955	226,286
Decrease in inventories	59,524	79,563
(Increase)/Decrease in trade and other receivables	(21,064)	41,924
(Increase)/Decrease in derivative financial instruments	(557)	3,305
Increase/(Decrease) in trade and other payables	58,504	(64,923)
Decrease in payroll and social security liabilities	(9,700)	(2,854)
Net cash used in operating activities before income tax paid	(13,955)	(12,392)

24

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

16.	Cash flow information (Continued)

The following table shows a detail of non-cash transaction occurred for the nine-month period ended as of March 31, 2013 and 2012:

	03.31.13	03.31.12
Non-cash activities:
Increase of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	(94,634)	(17,621)
Reimbursement of expired dividends	383	2,301
Share – based payments reserve	4,533	2,539
Decrease of interest in subsidiaries, associates and joint ventures through an increase in trade and other receivables	-	27,205
Transfers of property, plant and equipment to investment properties	(8,565)	-
Increase of interest in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	(16,552)	(55,896)
Increase in trading properties through a decrease in property, plant and equipment and investment properties	4,678	-
Unpaid dividends	(67,054)	-

25

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

17.	Trade and other payables

The detail of the Company’s trade and other payables as of March 31, 2013, June 30, 2012 and July 1, 2011 were as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Tax on shareholders’ personal assets	1,552	1,781	2,086
Investments in subsidiaries, associates and joint ventures	-	-	11,031
Others	38	82	3,476
Non-current other payables	1,590	1,863	16,593
Non-current trade and other payables	1,590	1,863	16,593
Current
Trade payables	39,342	26,840	63,391
Accruals	25,117	22,926	50,893
Trade payables	64,459	49,766	114,284
Rent and service payments received in advanced	16,952	163	-
Income from leases to be accrued	2,447	173	54
Guarantee deposits	7,503	6,995	-
Tax on Shareholders´ personal assets payable	8,969	-	-
Dividends payable	67,054	-	-
Other tax payables	1,481	2,053	1,434
Others	20	4,788	5,555
Current other payables	104,426	14,172	7,043
Related parties (Note 30)	57,176	32,028	54,828
Current trade and other payables	226,061	95,966	176,155
Total trade and other payables	227,651	97,829	192,748

18.	Payroll and social security liabilities

The detail of the Company’s salaries and social security liabilities as of March 31, 2013, June 30, 2012 and July 1, 2011 were as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Current
Provision for vacation and bonuses	25,070	33,754	23,868
Social security payable	3,734	3,992	4,176
Salaries payable	6	139	349
Others	275	900	-
Current payroll and social security liabilities	29,085	38,785	28,393
Total payroll and social security liabilities	29,085	38,785	28,393

26

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

19.	Provisions

The table below shows the movements in Company's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Total
At July 1, 2011	1,681	-	1,681
Additions	181	5	186
Used during year	(290)	-	(290)
At June 30, 2012	1,572	5	1,577
Additions	3	-	3
Used during period	(66)	-	(66)
At March 31, 2013	1,509	5	1,514

The analysis of total provisions was as follows:

	March 31, 2013	June 30, 2012	July 1, 2011
Non-current	1,502	1,577	1,681
Current	12	-	-
	1,514	1,577	1,681

27

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

20.	Borrowings

The detail of the Company’s borrowings as of March 31, 2013, June 30, 2012 and July 1, 2011 were as follows:

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in millions)	March 31, 2013	June 30, 2012	July 1, 2011
Non-current
CRESUD NCN Class IV due 2013	Unsecured	US$	Fixed	7.75%	17.8	-	-	18,314
CRESUD NCN Class V due 2013	Unsecured	Ps.	Floating	Badlar + 375 bps	106.9	-	-	70,927
CRESUD NCN Class VI due 2013 (viii)	Unsecured	US$	Fixed	7.75%	34.8	-	-	106,895
CRESUD NCN Class VII due 2014	Unsecured	US$	Floating	4%+ Prize Factor	2.1	-	-	8,509
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.50%	60	306,579	269,922	-
CRESUD NCN Class IX due 2014 (i)	Unsecured	Ps.	Floating	Badlar + 300 bps	161	-	106,606	-
CRESUD NCN Class X due 2014 (ii)	Unsecured	US$	Fixed	7.75%	31.5	53,732	141,432	-
CRESUD NCN Class X – 2° tranche due 2014	Unsecured	US$	Fixed	7.75%	30	51,369	-	-
CRESUD NCN Class XI due 2015 (iii)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	80,124	79,908	-
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 400 bps	102	101,599	-	-
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	403,823	-	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	73,917	51,540	-
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	19,779	-	-
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	24	15,816	-	-
Finance lease obligations	Secured	US$	Fixed	7.50%	-	131	49	-
Non-current borrowings						1,106,869	649,457	204,645
Current
CRESUD NCN Class III due 2012	Unsecured	Ps.	Floating	Badlar + 400 bps	35.6	-	-	36,575
CRESUD NCN Class IV due 2013	Unsecured	US$	Fixed	7.75%	17.8	-	18,958	55,811
CRESUD NCN Class V due 2013	Unsecured	Ps.	Floating	Badlar + 375 bps	106.9	-	70,564	35,864
CRESUD NCN Class VI due 2013 (iv)	Unsecured	US$	Fixed	7.75%	34.8	-	114,814	35,839
CRESUD NCN Class VII due 2014	Unsecured	US$	Floating	4%+ Prize Factor	2.1	-	9,260	(32)
Embedded derivative on Cresud ON Series VII						-	64	203
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	(33)	4,966	-
CRESUD NCN Class IX due 2014 (v)	Unsecured	Ps.	Floating	Badlar + 300 bps	161	160,852	52,790	-
CRESUD NCN Class X due 2014 (vi)	Unsecured	US$	Fixed	7.75%	31.5	106,963	(375)	-
CRESUD NCN Class X – 2nd tranche due 2014	Unsecured	US$	Fixed	7.75%	30	104,481	-	-
CRESUD NCN Class XI due 2015 (vii)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	(26)	(185)	-
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 400 bps	102	918	-	-
CRESUD NCN Class XII due 2015 (vii)	Unsecured	US$	Fixed	1.90%	79	(2,021)	-	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	4,787	811	-
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	329	-	-
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	24	8,933	-	-
Other borrowings				-	-	-	119,716	115,168
Finance lease obligations	Secured	US$	Fixed	7.50%	-	130	151	-
Bank overdrafts	Unsecured	Ps.	Fixed			377	13,016	262,292
Current borrowings						385,690	404,550	541,720
Total borrowings						1,492,559	1,054,007	746,365

(i) It includes an outstanding balance of Ps. 2,160 and Ps. 3,840 with Emprendimiento Recoleta S.A. (“ERSA”) and Panamerican Mall S.A. (“PAMSA”), respectively as of 06/30/12.
(ii) It includes an outstanding balance of Ps. 2,958 with ERSA as of 06/30/12 and it includes a balance of Ps. 1,116 with ERSA as of 03/31/13.
(iii) It includes an outstanding balance of Ps. 7,560 and Ps. 13,440 with ERSA and PAMSA, respectively, as of 06/30/12 and 03/31/13.
(iv) It includes an outstanding balance of Ps. 5,659 with ERSA as of 06/30/12.
(v) It includes an outstanding balance of Ps. 1,092 and Ps. 1,941 with ERSA and PAMSA, respectively, as of 06/30/12. It includes Ps. 3,256 and Ps. 5,788 with ERSA and PAMSA, respectively as of 03/31/13.
(vi) It includes an outstanding balance of Ps. 6 with ERSA as of 06/30/12 and Ps. 2,239 with ERSA as of 03/31/13.
(vii) It includes an outstanding balance of Ps. 29 and Ps. 52 with ERSA and PAMSA, respectively, as of 06/30/12. It includes Ps. 39 and Ps. 69 with ERSA and PAMSA, respectively, as of 03/31/13. It corresponds to corporate notes amortization expenses to be accrued.

See Note 23 to the Unaudited Condensed Interim Consolidated Financial Statements. New issuance of non-convertible notes.

28

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

21.	Taxation

The details of the provision for the Company’s income tax were as follows:

	March 31, 2013	March 31, 2012
Deferred income tax	47,302	36,003
Current tax	-	(27)
Income tax gain	47,302	35,976

The gross movement on the deferred income tax account was as follows:

	March 31, 2013	June 30, 2012
Beginning of period / year	61,025	112,764
Charged to the statement of income	(47,302)	(51,739)
End of period/year	13,723	61,025

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before tax as follows:

	March 31, 2013	March 31, 2012
Tax calculated at the tax applicable tax rate in effect	(13,016)	11,501
Permanent differences:
Income on equity investees, associates and joint ventures	64,720	34,411
Tax on personal assets	(3,139)	(2,709)
Shares sale	-	(2,201)
Others	(1,263)	(5,026)
Income tax expense	47,302	35,976

22.	Dividends

Cash dividends for the year ended June 30, 2012 amounted to Ps. 120 million, which were approved at the annual general ordinary and extraordinary shareholders’ meeting on October 31, 2012.

29

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

23.	Revenues

	March 31, 2013	March 31, 2012
Crops	191,378	194,867
Cattle	50,328	94,076
Milk	27,737	22,908
Supplies	7,332	1,146
Leases	13,163	14,970
Agriculture services	3,965	5,182
Total revenue	293,903	333,149
24.	Costs

	March 31, 2013	March 31, 2012
Crops	(311,193)	(289,835)
Cattle	(88,828)	(126,724)
Milk	(53,720)	(42,379)
Supplies	(6,467)	(431)
Agriculture services	(1,726)	(999)
Leases	(2,200)	(442)
Other costs	(4,106)	(3,677)
Total costs	(468,240)	(464,487)

30

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Expenses by nature

For the nine-month period ended as of March 31, 2013:

	Costs
	Cost of sale	Cost of agriculture production	Other costs	General and administrative expenses	Selling expenses	Total
Leases and expenses	-	710	100	1,742	114	2,666
Depreciation and amortization	46	3,223	2,739	1,160	44	7,212
Doubtful accounts	-	-	-	-	(60)	(60)
Advertising, publicity and other expenses	1	170	-	-	1,826	1,997
Other taxes, rates and contributions	4	3,806	342	895	9,534	14,581
Maintenance and repairs	57	12,992	721	1,925	29,994	45,689
Fees and payments for service	-	1,834	140	2,798	468	5,240
Director's fees	-	-	-	2,261	-	2,261
Salaries and social security expenses	308	23,112	2,427	23,968	2,275	52,090
Changes in biological assets and agricultural produce	229,544	-	-	-	-	229,544
Supplies and labor	98	181,356	1,104	-	-	182,558
Others	3	2,944	459	4,379	14,683	22,468
Total expenses by nature	230,061	230,147	8,032	39,128	58,878	566,246

31

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

25.	Expenses by nature (Continued)

For the nine-month period ended as of March 31, 2012:

	Costs
	Cost of sale	Cost of agriculture production	Other costs	General and administrative expenses	Selling expenses	Total
Leases and expenses	2	554	110	1,830	118	2,614
Depreciation and amortization	46	3,148	1,796	998	31	6,019
Doubtful accounts	-	-	-	-	126	126
Advertising, publicity and other expenses	-	512	-	-	1,871	2,383
Other taxes, rates and contributions	-	2,618	135	195	8,830	11,778
Maintenance and repairs	125	9,961	253	1,616	31,192	43,147
Fees and payments for service	-	1,383	212	3,040	477	5,112
Director's fees	-	-	-	1,874	-	1,874
Salaries and social security expenses	477	17,181	1,803	21,228	2,189	42,878
Changes in biological assets and agricultural produce	269,646	-	-	-	-	269,646
Supplies and labor	19	151,571	395	-	-	151,985
Others	1	2,125	414	2,958	12,480	17,978
Total expenses by nature	270,316	189,053	5,118	33,739	57,314	555,540

32

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

26.	Employee costs

	March 31, 2013	March 31, 2012
Wages, salaries, bonuses and social security cost	47,035	39,183
Other expenses and benefits	2,801	2,603
Share-based compensation	1,711	970
Pension costs – defined contribution plan	543	122
	52,090	42,878

27.	Other operating expenses, net

	March 31, 2013	March 31, 2012
Management fee	1,106	1,263
Loss from commodity derivative financial instruments	(2,324)	(5,565)
Gain from disposal of property, plant and equipment	74	128
Tax on shareholders personal assets	(8,969)	(7,739)
Donations	(280)	(857)
Contingencies	(456)	(310)
Project analysis and assessment	(469)	(57)
Others	1,458	264
Total other operating expenses, net	(9,860)	(12,873)

33

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

28.	Financial results, net

	March 31, 2013	March 31, 2012
Finance income:
- Interest income	9,243	7,463
- Foreign exchange gains	16,405	10,591
- Gain from interest rate/foreign exchange rate derivative financial instruments (except commodities)	31	875
- Fair value gains of financial assets at fair value through profit or loss	5,019	12
- Fair value gains on embedded derivatives relating to borrowings	78	-
Finance income	30,776	18,941

Finance costs:
- Interest expense	(91,286)	(84,123)
- Foreign exchange losses	(104,610)	(45,382)
- Fair value losses of financial assets at fair value through profit or loss	-	(25)
- Tax on bank account operations	(6,083)	(6,667)
- Others finance costs	(1,972)	(2,507)
Finance costs	(203,951)	(138,704)
Total financial results, net	(173,175)	(119,763)

29.	Shared-based payments

See Note 25, Exhibit 1 included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011.

34

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Related party transactions

The following is a summary of the balances with related parties as of March 31, 2013:

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Agropecuaria Acres del Sud S.A.	(6)	Loans	14,374	-	-	-	-
		Reimbursement of expenses	-	52	-	-	-
		Fees	-	1,919	-	-	-
Ombú Agropecuaria S.A.	(6)	Loans	27,026	-	-	-	-
		Fees	-	597	-	-	-
Yuchán Agropecuaria S.A.	(6)	Loans	14,463	-	-	-	-
		Fees	-	597	-	-	-
Yatay Agropecuaria S.A.	(6)	Loans	12,790	-	-	-	-
		Fees	-	597	-	-	-
Cresca S.A.	(7)	Reimbursement of expenses	-	44	(178)	-	-
		Fees	-	1,539	-	-	-
FyO Trading S.A.	(6)	Reimbursement of expenses	-	2	-	-	-
Futuros y Opciones.Com S.A.	(6)	Brokerage	-	10,786	-	-	-
		Non-brokerage	-	-	(42)	-	-
		Reimbursement of expenses	-	40	-	-	-
Agro-Uranga S.A.	(4)	Dividends receivable	-	372	-	-	-
		Sales of inventories	-	925	-	-	-
Directors		Reimbursement of expenses	-	77	-	-	-
		Advances	-	862	-	-	-
		Provision fees	-	-	(1,2620)	-	-
		Others	-	-	(26)	-	-
Consultores Asset Management S.A. (CAMSA)	(1)	Reimbursement of expenses	-	88	-	-	-
		Management fees	-	-	(2,639)	-	-
Estudio Zang, Bergel & Viñes	(2)	Advances	-	694	-	-	-
		Legal services	-	-	(1,041)	-	-
Fundación IRSA	(3)	Donations	-	-	-	-	-
Inversiones Financieras del Sur S.A.	(5)	Loans	-	32,527	-	-	-
		Reimbursement of expenses	-	6	-	-	-
		Dividends receivable	-	-	(44,474)	-	-

35

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Related party transactions (Continued)

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Banco Hipotecario S.A.	(4)	Others	-	-	(6)	-	-
Cyrsa S.A.	(7)	Reimbursement of expenses	-	757	-	-	-
Alto Palermo S.A.	(6)	Reimbursement of expenses	-	-	(2,671)	-	-
		Shared services	-	33,823	-	-	-
		Loans	-	-	(524)	-	-
Agrotech S.A.	(6)	Reimbursement of expenses	-	65	-	-	-
Northagro S.A.	(6)	Reimbursement of expenses	-	253	-	-	-
		Borrowings	-	317	-	-	-
Pluriagro S.A.	(6)	Reimbursement of expenses	-	253	-	-	-
		Loans	-	317	-	-	-
Agro Managers S.A.	(4)	Others	-	113	-	-	-
Fibesa S.A.	(6)	Reimbursement of expenses	-	10	(9)	-	-
IRSA Internacional LLC	(6)	Reimbursement of expenses	-	-	-	-	-
IRSA Inversiones y Representaciones S.A.	(6)	Reimbursement of expenses	-	-	(3,426)	-	-
		Shared services	-	11,489	-	-	-
		Dividends receivable	-	-	-	-	-
		Office leases	-	-	(429)	-	-
		Loans	-	-	(329)	-	-
		Sale of property	-	-	-	-	-
Cactus Argentina S.A.	(6)	Sale of goods and services	-	68	-	-	-
		Purchase of goods	-	-	(67)	-	-
		Reimbursement of expenses	-	393	-	-	-
		Leases	-	8	-	-	-
		Loans	-	1,54	-	-	-
		Fees	-	47	-	-	-
		Others	-	-	(6)	-	-
BrasilAgro	(6)	Reimbursement of expenses	-	111	-	-	-
		Advances	-	-	(10)	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly Exportaciones Agroindustriales Argentinas S.A.)	(6)	Sale of goods and services	-	136	-	-	-
		Reimbursement of expenses	-	11	(7)	-	-
		Others	-	-	-	-	-

36

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Related party transactions (Continued)

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Emprendimiento Recoleta S.A.	(6)	Reimbursement of expenses	-	-	(7)	(8,676)	(5,534)
		Non-convertible notes	-	-	-	-	-
Nuevas Fronteras S.A.	(6)	Purchase of goods / taking out services	-	-	(7)	-	-
Panamerican Mall S.A.	(6)	Reimbursement of expenses	-	-	(14)	-	-
		Non-convertible notes	-	-	-	(13,440)	(5,858)
Helmir S.A.	(6)	Loans	4,409	14,941	-	-	-
Nuevo Puerto Santa Fe S.A.	(7)	Reimbursement of expenses	-	-	(2)	-	-
Banco Crédito y Securitización	(4)	Others	-	5	-	-	-
Austral Gold	(8)	Reimbursement of expenses	-	43	-	-	-
Total			73,062	116,424	(57,176)	(22,116)	(11,392)

37

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2012:

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Consultores Asset Management S.A. (CAMSA)	(1)	Reimbursement of expenses	-	86	-	-	-
		Management fees	-	-	(2,991)	-	-
Estudio Zang, Bergel & Viñes	(2)	Advances	-	1	-	-	-
		Legal services	-	693	(1,033)	-	-
Agropecuaria Acres del Sud S.A.	(6)	Loans	12,019	-	-	-	-
		Reimbursement of expenses	-	29	-	-	-
		Fees	-	1,919	-	-	-
Ombú Agropecuaria S.A.	(6)	Loans	22,595	-	-	-	-
		Fees	-	353	-	-	-
Yuchán Agropecuaria S.A.	(6)	Loans	12,091	-	-	-	-
		Fees	-	353	-	-	-
Yatay Agropecuaria S.A.	(6)	Loans	10,693	-	-	-	-
		Fees	-	353	-	-	-
Cresca S.A.	(7)	Reimbursement of expenses	-	24	(28)	-	-
		Fees	-	406	-	-	-
FyO Trading S.A.	(6)	Reimbursement of expenses	-	6	-	-	-
Futuros y Opciones.Com S.A.	(6)	Brokerage	-	4,877	-	-	-
		Non-brokerage	-	-	(53)	-	-
		Reimbursement of expenses	-	-	(84)	-	-
Fundación IRSA	(3)	Donations	-	-	(1,073)	-	-
Fibesa S.A.	(6)	Reimbursement of expenses	-	-	(10)	-	-
IRSA Internacional LLC	(6)	Reimbursement of expenses	-	416	-	-	-
IRSA Inversiones y Representaciones S.A.	(6)	Reimbursement of expenses	-	79	(2,967)	-	-
		Shared services	-	15,593	(4,82)	-	-
		Dividends receivable	-	7,071	-	-	-
		Office leases	-	-	(496)	-	-
		Sale of property	-	-	(701)	-	-

38

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Related party transactions (Continued)

Related party	Ref.	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Agro-Uranga S.A.	(4)	Sales of inventories	-	533	-	-	-
		Dividends receivable	-	46	-	-	-
Cyrsa S.A.	(7)	Reimbursement of expenses	-	743	(46)	-	-
Alto Palermo S.A.	(6)	Reimbursement of expenses	-	439	(2,173)	-	-
		Shared services	-	37,827	(10,383)	-	-
Directors		Reimbursement of expenses	-	1,776	-	-	-
		Guarantee deposits	-	-	(476)	-	-
Inversiones Financieras del Sur S.A.	(5)	Loans	-	9,081	-	-	-
		Others	-	3,674	(3,974)	-	-
Tarshop S.A.	(4)	Shared services	-	98	(59)	-	-
Agrotech S.A.	(6)	Reimbursement of expenses	-	56	-	-	-
Northagro S.A.	(6)	Reimbursement of expenses	-	155	-	-	-
		Loans	-	317	-	-	-
Pluriagro S.A.	(6)	Reimbursement of expenses	-	155	-	-	-
		Loans	-	317	-	-	-
Agro Managers S.A.	(4)	Others	-	20	-	-	-
Cactus Argentina S.A.	(6)	Sale of goods and services	-	10	-	-	-
		Purchase of goods	-	-	(465)	-	-
		Reimbursement of expenses	-	140	-	-	-
		Fees	-	27	-	-	-
		Loans	-	1,575	-	-	-
		Others	-	-	(88)	-	-
BrasilAgro	(6)	Reimbursement of expenses	-	104	-	-	-
		Advances	-	-	(9)	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly Exportaciones Agroindustriales Argentinas S.A.)	(6)	Sale of fixed asstes and services	-	4	-	-	-
		Reimbursement of expenses	-	8	-	-	-
Emprendimiento Recoleta S.A.	(6)	Reimbursement of expenses	-	-	(7)	-	-
		Non-convertible notes	-	-	-	(12,678)	(6,786)
Nuevas Fronteras S.A.	(6)	Reimbursement of expenses	-	-	(30)	-	-
Panamerican Mall S.A.	(6)	Reimbursement of expenses	-	-	(62)	-	-
		Non-convertible notes	-	-	-	(17,28)	(1,993)
Helmir S.A.	(6)	Loans	32,606	27,628	-	-	-
Total			90,004	116,992	-32,028	(29,958)	(8,779)

39

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2013:

Related party	Ref.	Leases	Fees	Sale of goods and services	Profit from shared services and expenses	Cattle expenses	Lease expense	Legal services	Interest gain / (loss)	Others
IRSA Inversiones y Representaciones S.A.	(6)	-	-	-	18,671	-	-	-	-	-
Emprendimiento Recoleta S.A.	(6)	-	-	-	-	-	-	-	(1,819)	-
Cactus Argentina S.A.	(6)	19	72	182	-	(316)	-	-	79	80
Futuros y Opciones.Com S.A.	(6)	-	50	-	-	-	-	-	-	(4,593)
Alto Palermo S.A.	(6)	-	-	-	49,088	-	-	-	-	-
Panamerican Mall S.A.	(6)	-	-	-	-	-	-	-	(2,605)	-
Consultores Asset Management S.A. (CAMSA)	(1)	-	(9,388)	-	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes	(2)	-	(625)	-	-	-	-	-	-	-
Agro-Uranga S.A.	(5)	-	-	4,631	-	-	-	-	-	-
Directors		-	-	-	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	(5)	-	-	-	-	-	-	-	2,447	-
Banco Hipotecario S.A.	(4)	-	-	-	-	-	-	-	-	(1)
Sociedad Anónima Carnes Pampeanas S.A.(formerly Exportaciones Agroindustriales Argentinas S.A.)	(6)	-	-	1,753	-	-	(25)	-	-	11
Helmir S.A.	(6)	-	-	-	-	-	-	-	1,025	-
Quality Invest S.A.	(9)	-	-	-	-	-	-	-	-	2,098
Agropecuaria Acres del Sud S.A.	(6)	-	1	-	-	-	-	-	933	-
Ombú Agropecuaria S.A.	(6)	-	244	-	-	-	-	-	1,811	-
Yuchán Agropecuaria S.A.	(6)	-	244	-	-	-	-	-	975	-
Yatay Agropecuaria S.A.	(6)	-	244	-	-	-	-	-	860	-
Cresca S.A.	(7)	-	1,034	-	-	-	-	-	-	-
Total		19	(8,124)	6,566	67,759	(316)	(25)	-	3,706	(2,405)

40

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the nine-month period ended as of March 31, 2012:

Related party	Ref.	Leases	Fees	Sale of goods and services	Profit from shared services and expenses	Legal services	Interest gain / (loss)	Others
Consultores Assets Management S.A. (CAMSA)	(1)		(7,458)	-	-	-	-	-
IRSA Inversiones y Representaciones S.A.	(6)		-	-	16,387	-	(1,561)	(589)
Tarshop S.A.	(4)		-	-	150	-	-	-
Emprendimiento Recoleta S.A.	(6)		-	-	-	-	(603)	-
Cactus Argentina S.A.	(6)		-	(10,600)	-	72	883	-
Futuros y Opciones.com S.A.	(6)		-	(38)	-	-	-	-
Alto Palermo S.A.	(6)		-	-	34,030	-	-	-
Estudio Zang, Bergel & Viñes	(2)		(500)	-	-	-	-	-
Agro-Uranga S.A.	(4)		-	3,004	-	-	-	-
Directors			(1,063)	-	-	-	-	-
Inversiones Financieras del Sur S.A.	(5)		-	-	-	-	548	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly Exportaciones Agroindustriales Argentinas S.A.)	(6)		-	1,808	-	-	-	-
Helmir S.A.	(6)		-	-	-	-	513	-
Cresca S.A.	(7)		-	-	-	1,191	1	-
Agropecuaria Acres del Sud S.A.	(6)		-	-	-	1,058	1,013	-
Agrotech	(6)		-	-	-	-	574	-
Ombú Agropecuaria S.A.	(6)		-	-	-	-	1,880	-
Yuchán Agropecuaria S.A.	(6)		-	-	-	-	1,010	-
Yatay Agropecuaria S.A.	(6)		-	-	-	-	891	-
Total			(9,021)	(5,826)	50,567	2,321	5,149	(589)

41

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

30.	Related party transactions (Continued)

(1)
The shareholders of CAMSA are Eduardo S. Elsztain, Company’s shareholder and Chairman of the Board, and Saúl Zang, Vice-Chairman of the Board. CAMSA is an advisory and consulting firm which provides advisory services to the Company. Under the agreement dated November 1994, CAMSA provides the Group with services such as (i) advisory with respect to capital investments in all aspects of agricultural operations, including, among others, sales, marketing, distribution, financing, investments, technology and business proposals; (ii) acts on the Company’s behalf in such transactions, negotiating the prices, conditions, and other terms of each operation; and (iii) advisory regarding securities investments with respect to such operations. The agreement expressly provides that CAMSA may not provide advisory services with respect to transactions that are entirely related to real estate. The Company pays CAMSA an annual fee equal to 10% of the Company’s annual net income after taxes. Under the agreement, the Company is required to reimburse CAMSA normal expenses incurred in performing the services. The agreement is subject to termination by either party upon not less than 60 days prior written notice. If the Group terminates the agreement without cause, the Company must pay CAMSA twice the average of the amounts of the management fee paid for the two preceding fiscal years.

(2)	The Company contracts legal services from Estudio Zang, Bergel & Viñes. One of the partners of the law firm, Saúl Zang is First Vice-Chairman of the Company.
(3)
Fundación IRSA is a charitable, non-profit organization whose Chairman is Eduardo S. Elsztain and whose Secretary, is Mariana Carmona de Elsztain, Mr. Elsztain’s wife. Eduardo S. Elsztain is the Company´s Chairman and also Chairman of IRSA. The Group makes donations to Fundación IRSA in the ordinary course of business as practicable.

(4)	Direct or indirect Company’s associate.
(5)
Mr. Eduardo S. Elsztain is the president of (i) IFIS Limited (IFIS), a company incorporated under the laws of Bermuda and (ii) IFISA, a company incorporated under the laws of Uruguay, which is 100% owned by IFIS. Mr. Elsztain is the beneficial owner of 30.90% of IFIS capital stock.

The Company entered into a securities loan agreement with IFISA, which granted 4,053,942 Global Depositary Shares, representing 10 common shares with a face value of Ps. 1 per share of IRSA. This loan does not imply the transfer of any politic nor economic right related to the values, which will be held by Cresud. Regarding voting rights, the parties agreed that the Company will grant a power of attorney to IFISA with the respective voting instructions. In respect to dividends, IFISA will transfer the funds to Cresud. The loan accrues interest at an annual rate equivalent to 3 month LIBOR, plus 50 basis points, and is due on June 30, 2013.
In addition, on June 18, 2012, the Company entered into a credit facility agreement with IFISA for up to US$ 6 million. The facility accrues interest at an annual rate of 7.75% and is due on November 24, 2012 The parties agree to extend the credit facility term until November 24, 2013 at an annual interest rate of 5.5%.
(6)	Direct or indirect subsidiary of the Company.
(7)	Company’s joint venture.
(8)	Related company of IFISA.

42

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.	Receivables and liabilities by maturity date.

Items		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)								Total
		03.31.13	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on
Accounts receivables, net	Trade and other receivables	-	35,548	78,957	134,813	14,941	634	33,954	73,064	-	-	-	371,911
	Total	-	35,548	78,957	134,813	14,941	634	33,954	73,064	-	-	-	371,911
Liabilities	Trade and other payables	-	-	-	226,061	-	-	-	573	305	305	407	227,651
	Borrowings	-	-	-	9,133	55,977	52,040	268,540	572,372	451,175	10,463	72,859	1,492,559
	Payroll and social security liabilities	-	-	-	11,175	-	17,910	-	-	-	-	-	29,085
	Provisions	-	12	1,502	-	-	-	-	-	-	-	-	1,514
	Taxation	-	-	13,723	-	-	-	-	-	-	-	-	13,723
	Total	-	12	15,225	246,369	55,977	69,950	268,540	572,945	451,480	10,768	73,266	1,764,532

43

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (Continued)
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Totals
Items		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivables	Trade and other receivables	168,900	50,990	219,890	78,958	73,063	152,021	247,860	124,051	371,911
	Total	168,900	50,990	219,890	78,958	73,063	152,021	247,860	124,051	371,911
Liabilities	Trade and other payables	226,061	-	226,061	1,590	-	1,590	227,651	-	227,651
	Borrowings	171,384	214,306	385,690	217,316	889,553	1,106,869	388,701	1,103,858	1,492,559
	Payroll and social security liabilities	29,085	-	29,085	-	-	-	29,085	-	29,085
	Provisions	12	-	12	1,502	-	1,502	1,514	-	1,514
	Taxation	-	-	-	13,723	-	13,723	13,723	-	13,723
	Total	426,542	214,306	640,848	234,131	889,553	1,123,684	660,674	1,103,858	1,764,532

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

On March 31, 2013 there are no receivable and liabilities subject to adjustment clause.

44

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (Continued)
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause.

Description		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest		Non-accruing interest	Subtotal	Accruing interest		Non-accruing interest	Subtotal
		Fixed rate	Floating rate			Fixed rate	Floating rate			Fixed rate	Floating rate
Accounts receivables	Trade and other receivables	48,783	114	170,993	219,890	4,408	68,654	78,959	152,021	53,191	68,768	249,952	371,911
	Total	48,783	114	170,993	219,890	4,408	68,654	78,959	152,021	53,191	68,768	249,952	371,911
Liabilities	Trade and other payables	-	-	226,061	226,061	-	-	1,590	1,590	-	-	227,651	227,651
	Borrowings	218,831	166,859	-	385,690	831,451	275,418	-	1,106,869	1,050,282	442,277	-	1,492,559
	Payroll and social security liabilities	-	-	29,085	29,085	-	-	-	-	-	-	29,085	29,085
	Provisions	-	-	12	12	-	-	1,502	1,502	-	-	1,514	1,514
	Taxation	-	-	-	-	-	-	13,723	13,723	-	-	13,723	13,723
	Total	218,831	166,859	255,158	640,848	831,451	275,418	16,815	1,123,684	1,050,282	442,277	271,973	1,764,532

45

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (Continued)
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties.

a.	Interest in related parties.

Name of the entity	Place of business / country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct controlling interest:
Agropecuaria Acres del Sud S.A.	Bolivia	Agricultural	100.00%
Agrotech S.A.	Argentina	Investment	100.00%
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	39.64%
Cactus Argentina S.A.	Argentina	Agro-industrial	94.99%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	65.85%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real estate	64.56%
Northagro S.A.	Argentina	Investment	100.00%
Ombú Agropecuaria S.A.	Bolivia	Agricultural	100.00%
Pluriagro S.A.	Argentina	Investment	100.00%
Yatay Agropecuaria S.A.	Bolivia	Agricultural	100.00%
Yuchán Agropecuaria S.A.	Bolivia	Agricultural	100.00%
Interest indirectly held through a direct controlling interest in IRSA:
APSA	Argentina	Real estate	59.11%
Apsamedia S.A.	Argentina	Consumer financing (**) and advertising	61.78%
Arcos del Gourmet S.A.	Argentina	Real estate	54.48%
Alafox	Uruguay	Investment	64.56%
CODALIS	Uruguay	Investment	64.56%
Conil S.A.	Argentina	Real estate	61.78%
DONELDON	Uruguay	Investment	64.56%
Efanur S.A.	Uruguay	Investment	64.56%
Emprendimiento Recoleta S.A.	Argentina	Real estate	33.16%
E-Commerce Latina S.A.	Argentina	Real estate	64.56%
Fibesa S.A.	Argentina	Real estate	61.78%
Hoteles Argentinos S.A.	Argentina	Hotel	51.65%
I Madison LLC	United States	Investment	64.56%
Inversora Bolívar S.A.	Argentina	Investment	64.56%
IRSA Development LP	United States	Investment	64.56%
IRSA Internacional LLC	United States	Investment	63.22%
Jiwin S.A.	Uruguay	Investment	64.56%
Liveck S.A.	Uruguay	Investment	64.56%
Llao Llao Resorts S.A. (2)	Argentina	Hotel	64.56%
Lipstick Management LLC	United States	Real estate	31.64%
Metropolitan 885 Third Avenue Leasehold LLC	United States	Real estate	31.85%
New Lipstick LLC	United States	Real estate	31.85%
Nuevas Fronteras S.A.	Argentina	Hotel	32.28%
Palermo Invest S.A.	Argentina	Investment	64.56%
Panamerican Mall S.A.	Argentina	Real estate	49.42%
REIG LP	Bermuda	Investment	41.33%
REIG II LP	Bermuda	Investment	52.00%
REIG III LP	Bermuda	Investment	52.42%
REIG IV LP	Bermuda	Investment	64.56%
REIG V LP	Bermuda	Investment	64.56%
RES LP	Bermuda	Investment	43.12%
RES LLC	United States	Investment	64.56%

46

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (Continued)
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Name of the entity	Place of business / country of incorporation	Principal activity (*)	% of ownership interest held by the Group
RIGBY 183 LLC	United States	Real estate	48.10%
Ritelco S.A.	Uruguay	Investment	64.56%
SEDOLOR	Uruguay	Investment	64.56%
Shopping Neuquén S.A.	Argentina	Real estate	61.21%
Solares de Santa María S.A.	Argentina	Real estate	64.56%
Torodur S.A.	Uruguay	Investment	61.78%
Tyrus S.A.	Uruguay	Investment	64.56%
Unicity S.A.	Argentina	Investment	64.56%
Vista al Muelle S.A.	Uruguay	Real estate	58.11%
Vanker Hills S.A.	Uruguay	Investment	64.56%
Zetol S.A.	Uruguay	Real estate	58.11%
Interest indirectly held through controlling interest in BrasilAgro:
Araucária Ltda.	Brazil	Agricultural	39.64%
Cajueiro Ltda.	Brazil	Agricultural	39.64%
Ceibo Ltda.	Brazil	Agricultural	39.64%
Cremaq Ltda.	Brazil	Agricultural	39.64%
Engenho de Maracajú Ltda.	Brazil	Agricultural	39.64%
Flamboyant Ltda.	Brazil	Agricultural	39.64%
Jaborandi Agrícola Ltda.	Brazil	Agricultural	39.64%
Jaborandi Propriedades Agrícolas S.A.	Brazil	Agricultural	39.64%
Mogno Ltda.	Brazil	Agricultural	39.64%
Interest indirectly held through a direct controlling interest in Cactus S.A.:
Sociedad Anónima Carnes Pampeanas S.A. (formerly Exportaciones Agroindustriales Argentinas S.A.)	Argentina	Agro-industrial	100%
IRSA	Argentina	Real estate	0.63%
Interest indirectly held through a direct controlling interest in Futuros y Opciones.Com. S.A.:
FyO Trading S.A.	Argentina	Brokerage	65.66%

(*) All Companies whose principal activity is “Investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1) The Group has consolidated the investment in BrasilAgro-Companhía Brasileira de Propiedades Agricolas (“BrasilAgro”) considering their percentage of ownership interest held together with the potential voting rights under the warrants and the Company's rights under the Shareholders' Agreement. See Note 6 for further information regarding to BrasilAgro.
(2) The Group has consolidated the investment in Llao Llao Resorts S.A. considering their percentage of ownership interest held together with the Company's participation in the making decisions.
(**)       Residual activities.

b.	Related parties debit / credit balances. See Note 29.

6.	Loans to directors.

See Note 29.

47

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (Continued)
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

7.	Inventories.

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

8.	Current values.

See Note 1 of Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011.

9.	Appraisal revaluation of property, plant and equipment.

None.

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Note 1 of Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011.

13.	Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	224,705	59,761
Vehicles	Third parties, theft, fire and civil liability	6,680	3,786

48

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria
Information required by Section 68 of the Buenos Aires Stock Exchange Regulations (Continued)
Unaudited Condensed Interim Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

See Note 26 of Exhibit I included in the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012 and 2011.

49

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Comparative Shareholders’ Equity Structure

	March 31, 2013	June 30,2012	July 1, 2011
Non-current Assets	9,456,655	8,541,030	8,404,961
Current Assets	2,706,497	1,783,860	2,038,475

Non-current Liabilities	4,625,688	3,615,153	2,997,485
Current Liabilities	2,527,835	2,018,226	2,235,873

Minority interest	2,393,296	2,132,648	2,480,379
Shareholders' Equity	5,009,629	4,691,511	5,210,078

Comparative Income Structure

	March 31, 2013	March 31, 2012
Operating result	753,234	497,816
Financial results, net	(480,155)	(375,336)
Share of profit of associates and joint ventures	14,721	12,260
Management fees	(9,388)	(7,458)
Profit Before Income Tax	287,800	134,740
Income tax expense	(24,606)	(41,581)
Profit for the period	263,194	93,159

Attributable to:
Equity holders of the parent	84,491	3,117
Non-controlling interest	178,703	90,042

50

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Production volume

	Three-month period March 31, 2013	Accumulated July 1, 2012 to March 31, 2013
Beef Cattle (in tons)	1,771	5,724
Butyraceous (in tons)	183	576
Crops (in tons)	177,295	1,181,343

Sales volume

	Three-month period March 31, 2013	Accumulated July 1, 2012 to March 31, 2013
Beef Cattle (in tons)	1,492	6,071
Butyraceous (in tons)	183	576
Crops (in tons)	116,492	1,257,048

Local Market

	Three-month period March 31, 2013	Accumulated July 1, 2012 to March 31, 2013
Beef Cattle (in tons)	1,492	6,071
Butyraceous (in tons)	183	576
Crops (in tons)	116,492	1,230,273

Exports

	Three-month period March 31, 2013	Accumulated July 1, 2012 to March 31, 2013
Beef Cattle (in tons)	-	-
Butyraceous (in tons)	-	-
Crops (in tons)	-	26,775

51

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
C.U.I.T.: 30-50930070-0
Legal address: Moreno 877 - 23° floor - Autonomous City of Buenos Aires

1.
We have reviewed the accompanying unaudited condensed interim separate statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria as of March 31, 2013, and the related unaudited condensed interim separate statements of income, unaudited condensed interim separate statements of comprehensive income for the nine and three month periods ended March 31, 2013, and the unaudited condensed interim separate statements of changes of shareholders’ equity and unaudited condensed interim separate statements of cash flows for the nine-month period ended March 31, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2012 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries as to the aspects mentioned in note 2.1 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of personnel responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

52

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
As mentioned in Note 2.1 to the unaudited condensed interim separate financial statements, these unaudited condensed interim separate financial statements have been prepared in accordance with Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences, which differ from the International Financial Reporting Standards, and especially, from the International Accounting Standard No 34 used in the preparation of the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria with its subsidiaries as to the aspects mentioned in note 2.1 to the unaudited condensed interim separate financial statements attached. The fiscal year ended June 30, 2013 will be the first year of application of IFRS. The adjustments and other effects of the transition to IFRS are presented in Note 2.3 to these unaudited condensed interim separate financial statements. The amounts included in the reconciliations shown in Note 2.3 are subject to change as a consequence of potential changes in IFRS which may occur until June 30, 2013, and should only be considered as final upon issuance of the annual financial statements for the fiscal year ended June 30, 2013.

5.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Pronouncement No. 26 of the FACPCE for separate financial statements of a parent company.

6.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Additional Information to the notes to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at March 31, 2013, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 2.751.078, which was not callable at that date.

Autonomous City of Buenos Aires, May 17, 2013
PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

53

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2013

Buenos Aires, May 17, 2013 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the first nine months of fiscal year 2013 ended March 31, 2013.

Results and highlights for the period

	IIIQ 2013	IIIQ 2012	YoY var	9M 2013	9M 2012	YoY var
Revenues	738.7	577.3	27.9%	2,349.9	2,032.3	15.6%
Costs	-697.8	-524.7	33.0%	-2,125.9	-1,668.0	27.5%
Changes in the fair value of biological assets and agricultural produce at the harvesting point	274.1	225.8	21.4%	733.5	462.6	58.6%
Changes in the fair value of agricultural produce after harvesting	0.2	-2.0	-	7.0	-13.3	-
Gross Income	315.2	276.4	14.0%	964.5	813.7	18.5%
Result from sale of investment properties	7.8	18.0	-56.7%	61.5	42.7	43.8%
Result from sale of farms	-	-	0.0%	54.0	27.8	94.5%
General and administrative expenses	-76.0	-75.2	1.1%	-250.7	-219.6	14.2%
Selling expenses	-48.6	-44.0	10.6%	-172.3	-130.4	32.1%
Management fees	-2.6	-2.8	-7.3%	-9.4	-7.5	25.9%
Other operating income, net	0.6	-38.6	-	105.7	-28.8	-
Operating Income	196.3	133.8	46.7%	753.2	497.8	51.3%
Income / (loss) from interests in equity investees and joint businesses	2.2	2.2	-0.9%	14.7	12.3	20.1%
Income before financial income / (loss) and income tax	198.5	136.0	46.0%	768.0	510.1	50.6%
Financial income / (loss), net	-116.7	-47.2	147.3%	-480.2	-375.3	27.9%
Income before income tax	81.8	88.8	-7.9%	287.8	134.7	113.6%
Income tax	4.7	-18.9	-	-24.6	-41.6	-40.8%
Net income	86.5	69.8	23.8%	263.2	93.2	182.5%

Attributable to:
Cresud’s Shareholders	23.7	23.8	-0.4%	84.5	3.1	2,611.1%
Non-controlling interest	62.7	46.0	36.4%	178.7	90.0	98.5%

►
During the first nine months of fiscal year 2013, Gross income grew 18.5% as compared to the same period of 2012, reaching ARS 964.5 million. This is explained mainly by the good performance of the Urban segment, which contributed an increase of ARS 123.2 million, accompanied by an increase of ARS 28.7 million in Gross income from the Agricultural segment.

►
Income before financial income / (loss) and income tax grew by 50.6% in the cumulative nine-month period, explained by higher Sales of investment properties (IRSA); the consolidation of IRSA’s investment in the building located in 183 Madison Ave in New York effective since the second quarter of fiscal year 2013, and higher Results from sale of farms generated by Brasilagro, which sold its “Horizontina” farm during the past quarter.

►
Net income grew 182.5%, reaching ARS 263.2 million, explained by an increase in Income before financial income / (loss) and income tax, offset by a higher negative impact of Financial income / (loss), net (due to losses from exchange rate differences and income from valuation of financial assets held by IRSA).

►	As a result of the foregoing, net income attributable to Cresud’s shareholder totaled ARS 84.5 million during this period.

1

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2013

Description of Operations by Segment
As results are reported in compliance with the IFRS, total segment income / (loss) differs from total consolidated results. This is due to the fact that results by segment include consolidated results from our joint businesses. This consolidation is made proportionally according to our interest in each business. The impact refers mainly to our agricultural businesses in Paraguay and various urban real estate businesses related to our subsidiary IRSA.

	9M 2013			9M 2012			Variation
	Agri1	Urban2	Total	Agri	Urban	Total	Agri	Urban	Total
Revenues	748.6	1,715.3	2,463.9	705.5	1,378.3	2,083.7	6.1%	24.5%	18.2%
Costs	-1,327.1	-895.9	-2,223.0	-1,029.3	-682.1	-1,711.3	28.9%	31.3%	29.9%
Changes in the fair value of biological assets and agricultural produce at the harvesting point	734.9	-	734.9	471.8	-	471.8	55.8%	-	55.8%
Changes in the fair value of agricultural produce after harvesting	6.9	-	6.9	-13.3	-	-13.3	-	-	-
Gross income	163.4	819.4	982.8	134.7	696.2	830.9	21.3%	17.7%	18.3%
Result from sale of investment properties	-	61.5	61.5	-	42.7	42.7	-	43.8%	43.8%
Result from sale of farms	54.0	-	54.0	27.8	-	27.8	94.5%	-	94.5%
General and administrative expenses	-101.4	-152.2	-253.6	-96.6	-125.8	-222.4	4.9%	21.0%	14.0%
Selling expenses	-99.4	-81.6	-181.0	-74.4	-61.9	-136.3	33.7%	31.8%	32.8%
Management fees	-9.4	-	-9.4	-7.5	-	-7.5	25.9%	-	25.9%
Other operating income / (loss), net	-2.3	106.2	103.9	-17.4	-13.8	-31.2	-87.0%	-	-
Operating Income / (Loss)	4.9	753.3	758.2	-33.5	537.4	504.0	-	40.2%	50.4%
Income / (loss) from interests in equity investees and joint businesses	5.5	5.5	11.0	2.9	13.7	16.6	88.2%	-59.9%	-33.7%
Segment Income / (Loss)	10.4	758.8	769.2	-30.5	551.1	520.6	-	37.7%	47.7%

►
Gross income from the Agricultural segment grew by 21.3%, up from ARS 134.7 million for the first nine months of 2012 to ARS 163.8 million for the first nine months of 2013, mainly due to an increase of ARS 43.1 million in the Sugarcane segment, offset by a fall of ARS 20.9 million in the Beef Cattle segment. In turn, gross income from the Urban segment showed a stable growth of 17.7%.

►
Operating income from the Agricultural segment grew from an Operating loss of ARS 33.5 million for the first nine months of fiscal year 2012 to ARS 4.9 million for the first nine months of fiscal year 2013, motivated by an increase in Gross income and a higher Result from sale of farms thanks to the sale of the “Horizontina” establishment owned by our subsidiary Brasilagro.

►
Through the Urban segment, our subsidiary IRSA recorded significant operating income, which rose by 40.2%, to ARS 753.3 million. This increase derives mainly from the consolidation of the building located at Madison Avenue, New York, and an increase of ARS 87.7 million in Operating income from the Shopping Centers segment.

1 Corresponds to the segments referred to as “Agricultural Business”.

2 Corresponds to the segments referred to as “Urban Properties and Investments”.

2

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2013

Grains and Sugarcane

During season 2012/2013 this segment shows better results thanks to the expansion in our planted area and higher prices of our products. Besides, weather conditions have been better than in previous year.

Nevertheless, during the past months, the northwestern region of Argentina (Province of Salta) has suffered a severe draught that lowered production forecasts for soybean in our Los Pozos farm. In Brazil, where we operate through our subsidiary Brasilagro, the northeastern region (States of Bahia and Piauí) has suffered a significant drought that also lowered production forecasts for soybean and sugarcane.

Grains

in ARS MM	IIIQ 2013	IIIQ 2012	YoY var	9M 2013	9M 2012	YoY var
Revenues	93.9	92.9	1.0%	337.8	346.9	-2.6%
Costs	-288.1	-235.1	22.6%	-753.8	-620.1	21.6%
Changes in the fair value of biological assets and agricultural produce at the harvesting point	220.6	200.3	10.2%	507.1	382.2	32.7%
Changes in the fair value of agricultural produce after harvesting	0.2	-2.0	-	6.9	-13.5	-
Gross income	26.6	56.1	-52.6%	98.0	95.6	2.6%
General and administrative expenses	-26.0	-23.9	9.0%	-52.0	-51.2	1.6%
Selling expenses	-11.3	-15.5	-27.1%	-63.1	-53.7	17.7%
Other operating income, net	6.4	-35.7	-	2.0	-14.1	-
Operating Income / (Loss)	-4.3	-18.9	-77.3%	-15.1	-23.5	-35.5%
Income /(loss) from interests in equity investees and joint businesses	5.0	2.3	121.6%	4.8	3.4	41.2%
Segment Income / (Loss)	0.7	-16.6	-	-10.3	-20.1	-48.5%

Sugarcane

In ARS MM	IIIQ 2013	IIIQ 2012	YoY var	9M 2013	9M 2012	YoY var
Revenues	9.0	-0.3	-	120.8	87.0	38.9%
Costs	-16.9	-13.6	24.5%	-231.5	-101.8	127.5%
Changes in the fair value of biological assets and agricultural produce at the harvesting point	19.0	3.4	463.1%	147.6	8.6	1,625.7%
Changes in the fair value of agricultural produce after harvesting	-	-	0.0%	-	-	0.0%
Gross income	11.1	-10.5	-	36.9	-6.2	-
General and administrative expenses	-4.4	-3.5	27.5%	-24.7	-20.4	21.2%
Selling expenses	-0.7	-	0.0%	-2.9	-	0.0%
Other operating income, net	-0.0	-0.0	-50.0%	-0.1	-0.0	592.3%
Operating Income / (Loss)	6.0	-14.0	-	9.2	-26.7	-
Income / (loss) from interests in equity investees and joint businesses	-	-0.1	-100.0%	-	-0.3	-100.0%
Segment Income / (Loss)	6.0	-14.1	-	9.2	-26.9	-

Operations

	Production			Sales
In tons	9M 2013	9M 2012	YoY var	9M 2013	9M 2012	YoY var
Wheat	4,505	18,200	-75.2%	9,953	11,959	-16.8%
Corn	10,578	25,288	-58.2%	183,363	164,228	11.7%
Sunflower	11,780	14,524	-18.9%	8,645	15,172	-43.0%
Soybean	60,816	53,220	14.3%	84,012	120,274	-30.1%
Other	6,795	14,060	-51.7%	18,213	14,622	24.6%
Total Grains and Other Production	94,474	125,292	-24.6%	304,185	326,255	-6.8%
Sugarcane	892,897	514,005	73.7%	952,863	618,586	54.0%
Total Agricultural Production	987,371	639,297	54.4%	1,257,048	944,841	33.0%

3

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2013

►
Gross income from the Grains segment grew slightly for the first months of fiscal year 2013, reaching ARS 98.0 million (an increase of 2.6% from last year). This is explained, on the one hand, by a drop of 2.6% in income from sales which fell 6.8% in terms of tons as compared to the previous fiscal year, offset by an increase of 4% in the average sale price. In addition, costs from this segment increased 21.6%, costs of sales rose 9%, whereas production costs increased 33% driven by the higher prices of supplies and labor costs.

►
These effects were offset by an increase in the Reasonable value of biological assets and agricultural produce at the harvesting point, which grew by ARS 124.9 million as compared to the previous year, as it is expected that the tons produced will be sold at a higher average price than in the previous year.

►	The increase in Gross income from the Grains segment was offset by higher selling expenses (which rose by ARS 9.4 million) mainly due to higher transportation costs.

►
Operating income / (loss) for the first nine months of fiscal year 2013 was higher than in the previous year, up from a loss of ARS 23.5 million to a loss of ARS 15.1 million. In addition to the factors mentioned above, this improvement is explained by the increase in Other operating income / (loss) which rose from a loss of ARS 14.1 million to income for ARS 2.0 million, mainly due to higher income from forward transactions made by our subsidiary Brasilagro and our operations in Argentina.

►
The Sugarcane segment recorded operating income for ARS 9.2 million in the first nine months of fiscal year 2013, compared to a loss of ARS 26.7 million for the first nine months of fiscal year 2012, mainly due to higher income from sales (which reached 952,863 tons, a 54.0% growth) and the increase in the Reasonable value of biological assets and agricultural produce at the harvesting point, which grew by ARS 139.0 million as compared to the past season. During the 2011-2012 season, production of sugarcane in our farms in Bolivia was still incipient. Following land preparation and the implementation of this business model, during the 2012-2013 season we started production with a larger number of hectares assigned to this crop.

Area in Operation – Grains (hectares) 3	As of 03/31/13	As of 03/31/12	YoY var
Own farms	133,612	132,604	0.8%
Leased farms	45,435	44,442	2.2%
Farms under concession	8,937	8,778	1.8%
Own farms and farms under concession leased to third parties	18,223	18,071	0.8%
Total Area Assigned to Grain Production	206,207	203,895	1.1%

►
The area in operation projected for the Grains segment increased by 1.1%, reaching 206,207 hectares. This was mainly due to an increase in the area in operation in our own farms, close to 0.8%, and the increase in the area consisting of leased farms and farms under concession (2.2% and 1.8% respectively). In addition, the area of own farms and farms under concession leased to third parties grew 0.8% as compared to the previous season.

►
The area of own farms increased mainly due to the expansion in productive areas in Argentina and Brazil. In the case of Argentina, it involved an expansion of hectares in Los Pozos and La Suiza. Part of the new agricultural areas in Los Pozos were given on lease to third parties. In Brazil, it involved an expansion that was partially given on lease to third parties. Besides, we have projected an expansion in Paraguay.

3Includes surface area under double cropping totaling 17,639 hectares, excludes our proportional interest in AgroUranga. Includes Cresca S.A.‘s farms at 100%.

4

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2013

►	This was offset by smaller areas planted with double crops and the sale of farms in Bolivia carried out in fiscal year 2012.

►
We have increased the area in operation assigned to agricultural production in the farms of Agropecuaria Anta (long term concession granted to Cresud) with more than 11,000 hectares in operation in this farm during this season. In addition, in this farm we gave 10,316 agricultural hectares on lease to third parties.

Below is a chart explaining the changes in areas assigned to agricultural production. Data are in thousands of hectares.

The above data may not coincide with the surface area developed during this year as they contemplate areas developed in the previous season.

5

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2013
Beef Cattle

The scarce rainfall in the northwestern region of Argentina affected the growth of pastures and indirectly the production of beef cattle in our Los Pozos farm where we develop most of our beef cattle activities. In Argentina, market prices have remained virtually stable as compared to the previous year. In the Liniers market, steers had been traded for an average price of ARS/kg 9.55 in March 2012, whereas in March 2013 they were traded for ARS/kg 9.31.

in ARS MM	IIIQ 2013	IIIQ 2012	YoY var	9M 2013	9M 2012	YoY var
Revenues	26.1	40.2	-35.1%	61.9	94.6	-34.6%
Costs	-42.5	-46.1	-7.8%	-105.1	-119.8	-12.3%
Changes in the fair value of biological assets and agricultural produce	26.2	25.0	4.8%	53.4	56.2	-4.9%
Changes in the fair value of agricultural produce	-0.1	0.1	-	0.0	0.2	-98.5%
Gross Income / (Loss)	9.8	19.2	-49.0%	10.2	31.2	-67.1%
Operating Income / (Loss)	1.6	19.5	-91.8%	-8.9	10.6	-
Segment Income / (Loss)	1.6	18.2	-91.2%	-8.9	10.6	-

Beef Cattle (tons)	IIIQ 2013	IIIQ 2012	YoY var	9M 2013	9M 2012	YoY var
Beef cattle production	1,895	2,798	-32.28%	5,846	7,284	-19.7%
Beef cattle sales	2,140	4,522	-52.68%	6,679	11,451	-41.7%

►	The fall in Gross income from the Beef Cattle segment is explained on the one hand by a mild negative effect in holding results and lower production income.

►	Holding results were lower in the first nine months of fiscal year 2013 as a result of the slight fall in live cattle prices in the domestic market.

►	Production income fell in line with the 19.7% drop in beef cattle production, caused by reduced stocks and less cattle fed in feed lots.

►
The stock of live beef cattle had decreased during the first nine months of fiscal year 2012 because in that period we sold a portion of our herd to realize income derived from the increase in prices, whereas during the first nine months of 2013 we made less sales due to the lower market prices.

Area in Operation – Beef Cattle (hectares)4	As of 03/31/13	As of 03/31/12	YoY var
Own farms	76,615	83,497	-8.2%
Leased farms	12,635	12,635	0.00%
Own farms leased to third parties	13,371	6,594	102.8%
Total Area Assigned to Beef Cattle Production	102,621	102,726	-0.0%

►
The area of own farms fell 8.2% mainly because we converted a portion of the Los Pozos farm in order to assign it to agricultural production and because we gave on lease areas in the La Suiza farm that had been operated by us in the previous year.

Stock of Cattle Heads	As of 03/31/13	As of 03/31/12	YoY var
Breeding stock	49,304	55,181	-10.65%
Winter grazing stock	14,354	14,744	-2.64%
Milk farm stock	6,459	6,861	-5.86%
Total Stock (heads)	70,117	76,786	-8.68%

►	The fall in beef cattle stocks is explained by sales made at the closing of fiscal year 2012, as referred to above.

4 Includes Cresca S.A.’s farms at 100%.

6

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2013
Milk

Our milk business was also affected by the weather conditions, which adversely impacted on productivity levels. Towards the end of this quarter, there was a rebound in milk prices along with constrained costs.

in ARS MM	IIIQ 2013	IIIQ 2012	YoY var	9M 2013	9M 2012	YoY var
Revenues	11.2	8.2	36.6%	27.7	22.9	21.1%
Costs	-19.6	-14.6	34.2%	-53.7	-42.4	26.8%
Changes in the fair value of biological assets and agricultural produce	9.5	5.5	72.7%	27.8	24.9	11.6%
Gross Income / (Loss)	1.1	-0.9	-	1.8	5.4	-66.7%
Operating Income / (Loss)	-1.5	-2.9	-48.3%	-1.8	2.1	-
Segment Income / (Loss)	-1.5	-3.0	-50.0%	-1.8	2.1	-

Milk Production	IIIQ 2013	IIIQ 2012	YoY var	9M 2013	9M 2012	YoY var
Milk Production (liters)	4,385	3,657	19.91%	13,835	12,868	7.51%
Milk sales (liters)	4,286	3,609	18.76%	13,401	12,672	5.75%
Daily average milking cows (heads)	2,376	1,851	28.35%	2,392	2,083	14.83%
Milk Production / Milking Cow / Day (liters)	20.5	21.7	-5.54%	21.1	22.5	-6.22%

►
For the reasons mentioned above, there was a fall in productivity levels in our “El Tigre” milking facility in the quarter under analysis that adversely impacted on Gross income, which fell 66.7% in the nine-month period of 2013 compared to the same period of 2012. This notwithstanding, the levels of more than 20 liters by milking cow per day still exceed the targets set following the consolidation of operations in our state-of-the-art milking facility.

►
On the other hand, costs increased due to inflation, whereas milk sale prices grew at a lower rate. Following the increase in milk prices recorded in the last two months we expect a positive impact in this segment’s margin over the next months.

Area in Operation – Milk (hectares)	As of 03/31/13	As of 03/31/12	YoY var
Own farms	2,780	2,958	-6.2%

►	We perform our milking business in El Tigre farm. The slight decrease in the area assigned to milking cows is explained by an increase in the areas planted with crops.

7

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2013

Leases and Agricultural Services

in ARS MM	IIIQ 2013	IIIQ 2012	YoY var	9M 2013	9M 2012	YoY var
Revenues	7.1	9.3	-23.0%	19.2	20.1	-4.6%
Costs	-2.9	-0.6	392.0%	-6.7	-1.4	362.5%
Gross Income	4.2	8.7	-51.1%	12.5	18.7	-32.9%
Operating Income	1.6	5.2	-69.7%	8.0	14.6	-45.6%
Segment Income	1.6	5.2	-69.5%	8.0	14.6	-45.6%

►
In this segment we report the results from the lease of farms, mainly developed in our Santa Bárbara and La Gramilla farms. During this period there was a slight decrease in income due to lower areas under irrigation. On the other hand, there was an increase in costs resulting from inflation. This led to lower income; however, we expect that this segment will maintain its positive results.

Sales and Transformation of Lands

in ARS MM	IIIQ 2013	IIIQ 2012	YoY var	9M 2013	9M 2012	YoY var
Gross Loss	-1.0	-1.4	-23.9%	-4.1	-3.7	11.7%
Result from sale of farms	-	-	0.0%	54.0	27.8	94.5%
Operating Income / (Loss)	9.6	-2.8	-	43.2	22.6	90.8%
Segment Income / (Loss)	9.6	-2.8	-	43.2	22.6	90.8%

►
Income from this segment grew by 90.8%, reflecting the sale of the “Horizontina” farm made through Brasilagro during this fiscal year, whose price is higher than the “Sao Pedro” farm sold in 2012. The increase contributed by the Result for sale of farms was offset by a significant increase in selling expenses from Brasilagro, consisting of sales commission expenses.

►
In February 2013, Cresud executed a preliminary sale agreement for a portion of the “La Suiza” farm, which has an area of 5,613 hectares allocated to beef cattle operations and 36,380 hectares intended for mixed activities. The total transaction amount was fixed in the sum of USD 6.7 million. The accounting result of this transaction will be recorded upon executing the title deed. We expect to recognize the results from this transaction in the next quarter.

►
After the end of the quarter, in the month of May, our subsidiary Brasilagro sold sections of two farms: an area of 394 hectares of the Araucária farm (located in the municipal district of Mineiros – GO) for 248,000 bags of soybean or BRL 11.7 million, and an area of 4,895 hectares of the Cremaq farm (located in Baiza Grande do Ribeiro – PI) for an amount of 90,148 bags of soybean equivalent to BRL 42.1 million. We expect to recognize the results from this transaction in the next semester.

Area under Development (hectares)	Developed in 2011/2012	Projected for 2012/2013	Developed in 2012/2013
Argentina	10,007	7,634	7,634
Brazil	13,700	15,504	12,345
Paraguay5	4,035	1,000	1,000
Total	27,742	24,138	20,979

►
During the previous season, we developed more than 27,742 hectares in the region, and we expect to develop 24,138 additional hectares during this season. To date we have developed 20,979 hectares in the entire region.

5 Includes Cresca S.A.’s farms at 100%.

8

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2013

Agro-industrial activities

in ARS MM	IIIQ2013	IIIQ2012	YoY var	9M2013	9M2012	YoY var
Revenues	60.3	2.8	1,979.3%	127.5	99.9	27.7%
Costs	-56.3	-9.1	518.7%	-126.3	-110.2	14.6%
Gross Income / (Loss)	2.9	-6.6	-	1.2	-10.4	-
Operating Loss	-6.8	-9.6	-29.3%	-20.3	-23.4	-13.1%
Segment Loss	-6.8	-9.6	-29.3%	-20.3	-23.4	-13.1%

►
In this segment we report the results from our meat packing and feedlot business through our subsidiary Cactus. We see a trend similar to the one experienced during the previous year and we expect that the context of this industry will improve in the future, leading to higher results in the segment.

Other Segments

in ARS MM	IIIQ 2013	IIIQ 2012	YoY var	9M 2013	9M 2012	YoY var
Revenues	13.2	8.8	51.7%	53.6	34.0	57.4%
Costs	-11.3	-8.4	33.3%	-45.8	-29.9	53.4%
Changes in the fair value of biological assets and agricultural produce	-1.7	-0.1	1,600.0%	-1.0	-0.1	1790.4%
Gross Income	0.2	0.3	-33.3%	6.7	4.1	64.0%
Management fees	-2.6	-2.8	-10.3%	-9.4	-7.5	25.9%
Operating Loss	-3.7	-5.1	-29.4%	-9.3	-9.9	-5.7%
Segment Loss	-3.5	-5.3	-35.2%	-8.6	-10.1	-14.7%

►	In this segment we report the results from our controlled company Futuros y Opciones S.A: (“FyO”).

►	Management Fees are also included in this segment.

9

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2013

Urban Properties and Investments: IRSA Inversiones y Representaciones Sociedad Anónima

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of March 31, 2013, our direct and indirect equity interest in IRSA was 65.19%.

IRSA is one of Argentina’s leading real estate companies in terms of total assets. IRSA is engaged, directly or indirectly through subsidiaries and joint businesses, in a range of diversified real estate related activities in Argentina and abroad, including:

►
The acquisition, development and operation of shopping centers, through its direct and indirect interest of 95.69% in Alto Palermo S.A. (“APSA”) (Nasdaq: APSA, BASE: APSA). APSA is one of Argentina’s leading operators of shopping centers and holds a controlling interest in 13 shopping centers with more than 308,800 square meters of Gross Leaseable Area.

►
The acquisition, development and exploitation of office buildings and other non-shopping center properties primarily for rental, for which purpose it has over 141,287 square meters of office leaseable space.

►	The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

►	The acquisition and exploitation of luxury hotels.

►	Selective investments outside Argentina.

►	Financial investments, including IRSA’s current 29.78% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.

The following information has been extracted from the financial statements of our controlled company IRSA as of March 31, 2013:

in ARS MM	IIIQ 2013	IIIQ 2012	YoY var	9M 2013	9M 2012	YoY var
Revenues	518.0	415.6	24.6%	1,604.1	1,328.5	20.7%
Operating Income	190.8	168.4	13.3%	749.7	540.7	38.7%
EBITDA	246.5	211.3	16.6%	912.4	669.4	36.3%
Net Income	133.4	116.1	14.8%	379.3	195.5	94.0%

Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its website (www.irsa.com.ar), in the Argentine Securities Commission website (www.cnv.gob.ar) and in the Securities and Exchange Commission website (www.sec.gov).

10

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2013
Below is a reconciliation between these results and total consolidated results.

	9M 2013			9M 2012			Variation
	Total Segment Information	Adjustment for Interest in Joint Businesses	Total	Total Segment Information	Adjustment for Interest in Joint Businesses	Total	Total
Revenues	2,463.9	-114.0	2,349.9	2,083.7	-51.4	2,032.3	15.6%
Costs	-2,223.0	97.1	-2,125.9	-1,711.3	43.4	-1,668.0	27.5%
Changes in the reasonable value of biological assets and agricultural produce	734.9	-1.4	733.5	471.8	-9.1	462.6	58.6%
Changes in the net realizable value of agricultural produce	6.9	0.1	7.0	-13.3	-	-13.3	-
Gross Income	982.8	-18.3	964.5	830.9	-17.2	813.7	18.5%
Result from sale of investment properties	61.5	-	61.5	42.7	-	42.7	43.8%
Result from sale of farms	54.0	-	54.0	27.8	-	27.8	94.5%
General and administrative expenses	-253.6	2.8	-250.7	-222.4	2.8	-219.6	14.2%
Selling expenses	-181.0	8.8	-172.3	-136.3	5.9	-130.4	32.1%
Management fees	-9.4	-	-9.4	-7.5	-	-7.5	25.9%
Other operating income, net	103.9	1.7	105.7	-31.2	2.4	-28.8	-
Operating income before Income / (Loss) from interests in equity investees and joint businesses	758.2	-4.9	753.2	504.0	-6.2	497.8	51.3%
Income / (Loss) from interests in equity investees and joint businesses	11.0	3.7	14.7	16.6	-4.4	12.3	20.1%
Operating income before financial income / (loss) and taxes	769.2	-1.2	768.0	520.6	-10.5	510.1	50.6%

11

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2013

Financial Indebtedness and Other

As of March 31, 2013 Cresud had a total net indebtedness equivalent to USD 848.3 million, consolidating IRSA and Brasilagro. The following table contains a breakdown of this indebtedness:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdraft	ARS	0.6	Floating	< 365 d
Cresud’s Tranche IV Series VIII Notes	USD	60.0	7.50%	Sep-14
Cresud’s Tranche V Series IX Notes (2)	ARS	31.4	BADLAR + 300 bps	Dec-13
Cresud’s Tranche V Series X Notes (3)	USD	61.5	7.75%	Jun-14
Cresud’s Tranche V Series XI Notes (4)	ARS	15.7	BADLAR + 375 bps	Jun-15
Cresud’s Tranche VI Series XII Notes	ARS	19.9	BADLAR + 410 bps	Nov-14
Cresud’s Tranche VI Series XIII Notes	USD	79.4	1.90%	May-15
Bolivia farms (5)	BOB / USD	3.8	5%-7%	2013-2017
Other Loans	ARS / USD	23.9		2015 - 2022
Cresud’s Total Debt		296.3
Bank overdraft	ARS	23.3	Floating	< 180 d
IRSA’s Tranche I Series I Notes	USD	150.0	8.50%	Feb-17
IRSA’s Tranche II Series II Notes (6)	USD	150.0	11.50%	Jul-20
IRSA’s Tranche III Series III Notes	ARS	19.9	BADLAR + 249 bps	Aug-13
IRSA’s Tranche III Series IV Notes	USD	33.8	7.45%	Feb-14
Other Loans	USD	5.0	LIBOR 1m + 275 bps	Dec-13
Belmont Madison Building Mortgage	USD	75.0	4.22%	Aug-17
IRSA’s Total Debt		457.0
Bank overdraft	ARS	32.1	Floating	< 30 d
Other Loans	ARS	28.7	15.01%	2015
APSA’s Tranche I Series I Notes (7)	USD	120.0	7.875%	may-17
Seller Financing	USD	13.9	5.00%	jul-17
APSA’ Total Debt		194.7
Brasilagro’s Total Debt		45.7
Total Consolidated Debt		993.8
Consolidated cash		125.0
Repurchase of Debt		20.4
Net Consolidated Debt		848.3

1 Principal face value in USD (million) at an exchange rate of 5.122 ARS = 7.197 BOB = 2.014 BRL = 1 USD, without considering elimination of balances with subsidiaries.
2 As of March 31, 2013 the Company had repurchased a face value of ARS 9.0 million.
3 As of March 31, 2013 the Company had repurchased a face value of USD 0.7 million.
4 As of March 31, 2013 the Company had repurchased a face value of ARS 21.0 million.
5 Purchase of farms in Bolivia by Acres del Sud.
6 As of March 31, 2013 the Company had repurchased a face value of USD 3.9 million.
7 As of March 31, 2013 the Company had repurchased a face value of USD 10.0 million.

Purchase of IRSA’s shares
During February and March 2013, Cresud purchased in the market, directly and through its subsidiaries, 3,985,431 common shares of IRSA for a total amount of ARS 28.2 million. Therefore, as of March 31, 2013, Cresud’s direct and indirect interest in IRSA was 65.19%.

Issue of Series XII and XIII Notes
On February 22, 2013, Cresud issued a new Tranche of Notes under its Global Note Program.

Tranche VI was issued in two series, with the following main features:

►
Series XII was issued in pesos for a total principal amount of ARS 102.1 million, accruing interest at Badlar rate plus 410 basis points. Interest is payable on a quarterly basis, starting on May 22, 2013. The principal amount is repayable in 3 quarterly installments beginning on May 22, 2014.

12

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2013

►
Series XIII was issued in dollars (subscribed and repaid in pesos at the applicable exchange rate) for a principal amount of USD 79.4 million, equivalent to ARS 397.9 million (exchange rate: ARS 5.0107 per USD), accruing interest at a fixed rate of 1.9%. Interest is payable on a quarterly basis starting on May 22, 2013. The principal amount is repayable in 2 installments, the first of them on February 23, 2015 and the second one on May 22, 2015.

Issue of Series XIV Notes
On May 3, 2013, the Board of Directors approved the Pricing Supplement for the issuance of the seventh tranche of Simple Series XIV Notes for a total amount of up to USD 20 million, which amount may be increased to USD 32 million, to be issued under the Global Note Program for up to USD 300 million (or its equivalent in other currencies) approved on January 28, 2013.

13

Cresud S.A.C.I.F. y A.
Summary as of March 31, 2013

Prospects for the next quarter

Although in 2013 the agricultural industry recovered from the severe drought experienced in the 2012 season, we expect that due to recent droughts in Brazil’s northeastern region and Argentina’s northwestern region, the yields and agricultural production of our farms might be negatively affected. USDA projections have lowered forecasts for Argentina pointing to 26.5 million tons of corn and 51.5 million tons of soybeans during this season, whereas for Brazil, USDA projects 74.0 million tons of corn and 83.5 million tons of soybean during this season. We expect to sow 206,000 hectares during this season.

As concerns the beef cattle segment, the lack of rain in certain regions of Argentina affected the production of pastures and took its toll on kilos; therefore, we expect to end the year with lower beef cattle production results. In terms of prices, pricing levels have remained stable as compared to the previous year, when we sold part of our herd obtaining highly satisfactory results, taking advantage of the higher prices per kilo for fattened animals. Regarding the milk business, we will maintain our milk production in our El Tigre state-of-the-art milking facility, where we operate at high production levels. We expect to close this fiscal year with good margins, thanks to the recent rebound in milk prices and constrained costs.

As concerns land transformation and value-adding activities, we will make progress in the development of our farms in Salta, Paraguay and Brazil. In our farms located in Salta, we developed 10,007 hectares in 2012 and we expect to develop approximately 7,634 additional hectares during this fiscal year. In Paraguay, we will develop 1,000 hectares and we expect to improve yields even further. In Brazil, we will develop 15,504 hectares. Moreover, we will continue to rotate selectively our regional portfolio as it reaches optimum appreciation levels.

In Argentina, we will continue with our strategy of supplementing agriculture in own farms with agriculture in leased farms and farms under concession. As regards our feedlot and meat packing business, we will continue operations in the expectation that market conditions will be more favorable and the segment will become profitable again.

We believe in the agricultural sector’s long-term potential and the strengths Latin America has in terms of worldwide food production. As a leading regional industry player, we are confident that Cresud, with its long track record and expertise in the business, will have excellent chances to take advantage of the best opportunities available in the market.

14

SIGNATURES

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones S.A.

June 3, 2013	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets